This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart Our Business Startups Act of 2012 on August 19, 2024, and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

GATES GROUP Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Japan	6500	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

GATES GROUP Inc.

34F Sumitomo Fudosan Shinjuku Grand Tower

8-17-1 Nishishinjuku, Shinjuku-ku

Tokyo, 160-6101 Japan

Telephone: +81-3-5937-0846

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: (800) 221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura Anthony, Esq. Craig D. Linder, Esq. Anthony, Linder & Cacomanolis, PLLC 1700 Palm Beach Lakes Blvd., Suite 820 West Palm Beach, Florida 33401 Telephone: (561) 514-0936	Michael Blankenship Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, Texas 77002-2925 Telephone: (713) 651-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus does not constitute an offer to sell or a solicitation of an offer to purchase securities in any jurisdiction where offer or sale is not authorized.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED AUGUST 19, 2024

GATES GROUP Inc.

[_______] Common Shares

We are offering [________] common shares, no par value. This is our initial public offering. Prior to the offering, there has been no public market for our common shares. We expect the initial public offering price to be between US$[________] and US$[________] per share. For purposes of this prospectus, the assumed initial public offering price per share is US$[________], the midpoint of the anticipated price range.

We intend to apply to list our common shares on the NYSE American (the “NYSE American”) or The Nasdaq Capital Market (the “Nasdaq”) under the symbol “_________.” We believe that upon the completion of the offering contemplated by this prospectus, we will meet the standards for listing on the NYSE American or the Nasdaq. We cannot guarantee that we will be successful in listing our common shares on the NYSE American or the Nasdaq; however, we will not complete this offering unless we are so listed.

Currently, Yuji Sekino, our Chief Executive Officer and a member of our board of directors, beneficially owns 7,080,000 common shares, which represents approximately 62.9% of the voting power of our outstanding common shares, directly and indirectly through RECON MARK, INC. Following this offering, Mr. Sekino will control approximately [______]% of the voting power of our outstanding common shares if all the common shares are sold (or [______]% of our outstanding voting power if the underwriters exercise the over-allotment option in full). As a result of his voting power, he will be able to control any action requiring the general approval of our shareholders, including the election of our board of directors, the adoption of amendments to our articles of incorporation and the approval of any merger or sale of substantially all of our assets. If we are approved to list our common shares on the NYSE American or the Nasdaq, we will be a “controlled company” as defined in Section 801(a) of the NYSE American or Rule 5615(c)(1) of the Nasdaq listing standards because more than 50% of our voting power will be held by Mr. Sekino after the offering. As a “controlled company,” we are exempt by Section 801(a) of the NYSE American or Rule 5615(c)(2) of the Nasdaq listing standards from certain corporate governance requirements. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American or the Nasdaq. See “Prospectus Summary—Implications of Being a Controlled Company.”

We are an “emerging growth company” under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary— Implications of Being an Emerging Growth Company and a Foreign Private Issuer.”

Investing in our common shares involves a high degree of risk. Before purchasing any shares, potential investors should carefully read the discussion of the material risks of investing in our common shares under the heading “Risk Factors” beginning on page 15 of this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or recognized the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

		Per share		Total
Public offering price	$	[●]	$	[●]
Underwriting discounts and commissions (1)	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]

(1)	See “Underwriting” beginning on page 109 of this prospectus for additional information regarding the compensation payable to the underwriters.

We have granted a 45-day option to the underwriters to purchase up to [______] additional common shares solely to cover over-allotments, if any. If the underwriters exercise the option in full, the total underwriting cash discounts and commissions payable by us will be US$[●], and the total proceeds to us, before expenses, will be US$[●].

Delivery of the common shares is expected to be made on or about [●], 2024.

Loop Capital Markets

The date of this prospectus is        , 2024

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us. Neither we nor the underwriters have authorized anyone to provide you with information that is different, and neither we nor the underwriters take any responsibility for, and provide any assurance as to the reliability of, any information, other than the information in this prospectus and any free writing prospectus prepared by us. We are offering to sell our common shares, and seeking offers to buy our common shares, only in jurisdictions where such offers and sales are permitted. This prospectus is not an offer to sell, or a solicitation of an offer to buy, our common shares in any jurisdictions where, or under any circumstances under which, the offer, sale, or solicitation is not permitted. The information in this prospectus and in any free writing prospectus prepared by us is accurate only as of the date on its respective cover, regardless of the time of delivery of this prospectus or any free writing prospectus or the time of any sale of our common shares. Our business, results of operations, financial condition, or prospects may have changed since those dates.

Before you invest in our common shares, you should read the registration statement (including the exhibits thereto and the documents incorporated by reference therein) of which this prospectus forms a part.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering, or the possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about, and observe any restrictions relating to, this offering and the distribution of this prospectus.

Notice to prospective investors in Japan: Our common shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan. Accordingly, none of our common shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.

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Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results, and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	the size and growth potential of the markets for our products or services, and our ability to serve those markets;

●	the rate and degree of market acceptance of our products or services;

●	our ability to expand our sales organization to address effectively existing and new markets that we intend to target;

●	the impact from future regulatory, judicial, and legislative changes or developments in the U.S. and foreign countries;

●	our ability to compete effectively in a competitive industry;

●	our ability to obtain funding for our operations;

●	our ability to attract collaborators and strategic partnerships;

●	our ability to continue to meet the NYSE American or the Nasdaq requirements;

●	our ability to meet our other financial operating objectives;

●	the availability of qualified employees for our business operations;

●	general business and economic conditions;

●	our ability to meet our financial obligations as they become due;

●	positive cash flows and financial viability of our operations and new business opportunities;

●	ability to secure intellectual property rights over our proprietary services;

●	our ability to be successful in new markets; and

●	our ability to avoid infringement of intellectual property rights.

We describe certain material risks, uncertainties, and assumptions that could affect our business, including our financial condition and results of operations, under the heading “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied, or forecast by our forward-looking statements. Accordingly, potential investors should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

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ABOUT THIS PROSPECTUS

As used in this prospectus, unless the context otherwise requires or otherwise states, references to the “GATES,” “Company,” “we,” “us,” “our,” and similar references refer to GATES GROUP Inc., a Japanese corporation, and its direct and indirect subsidiaries, including, GATES Inc., GATES enterprise Inc., Chuo Kanzai Inc., Future Real Estate Institute Inc., and G.I.F.T. Co., Ltd., each a Japanese corporation.

Our functional currency is the Japanese yen (which we refer to as “¥”). Our reporting currency is the U.S. dollar. The terms “$” or “US$” refer to U.S. dollars, the legal currency of the United States. Consistent with ASC 830, the reporting currency is converted at the following rates:

(US$1 = ¥ )	December 31, 2023	December 31, 2022	December 31, 2021
Spot rate	¥140.92	¥131.81	¥115.17
Average rate	¥140.50	¥131.46	¥109.84

We make no representation that the Japanese yen or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Japanese yen, as the case may be, at any particular rate or at all.

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (which we refer to as “US GAAP”). Our fiscal year ends on December 31 of each year as does our reporting year. Therefore, any references to 2023 and 2022 are references to the fiscal and reporting years ended December 31, 2023 and December 31, 2022, respectively. Our most recent fiscal year ended on December 31, 2023. See Note 2 in our audited consolidated financial statements as of and for the years ended December 31, 2023, and December 31, 2022, included elsewhere in this prospectus for a discussion of the basis of presentation of financial statements.

We have made rounding adjustments to some of the figures included in this prospectus. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them.

NON-GAAP FINANCIAL MEASURES

In addition to U.S. GAAP measures, we also use Adjusted EBITDA and Adjusted EBITDA Margin as described under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP Financial Measures” in various places in this prospectus. These financial measures are presented as supplemental disclosure and should not be considered in isolation of, as a substitute for, or superior to, the financial information prepared in accordance with U.S. GAAP, and should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. Adjusted EBITDA and Adjusted EBITDA Margin may differ from similarly titled measures presented by other companies.

Please see “Selected Consolidated Financial Information and Operating Data” for a reconciliation of non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with U.S. GAAP.

MARKET AND INDUSTRY DATA

This prospectus contains references to market data and industry forecasts and projections, which were obtained or derived from publicly available information, reports of governmental agencies, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and additional uncertainties and risks regarding the other forward-looking statements in this prospectus due to a variety of factors, including those described in the sections entitled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the forecasts and estimates.

TRADEMARKS AND COPYRIGHTS

The names and marks “GATES”, “SELL GATES ONE’S”, “ONE ROOM EXIT”, appearing in this prospectus are the property of the Company and are registered tradenames and trademarks of the Company in Japan. We filed trademark applications in Japan for the name “GAISS”, an investment real estate platform, in November 2023 and for the names of the Company and its subsidiaries “GATES enterprise”, “G.I.F.T”, “GATES GROUP”, and “中央管財” (a Japanese name of Chuo Kanzai Inc.) in April 2024, which are currently under examination. This prospectus may also contain trademarks, service marks, and trade names of other companies that are the property of their respective owners. The use or display of trademarks, service marks, trade names or services of third parties in this prospectus does not imply, and should not be construed to imply, any affiliation, endorsement or sponsorship by the Company. For the convenience of readers only, some copyrights, trade names, and trademarks mentioned in this prospectus may appear without their ©, ® and ™ symbols.

iii

PROSPECTUS SUMMARY

This summary highlights certain information about us, this offering, and selected information contained in this prospectus. This summary is not complete and does not contain all of the information that potential investors should consider before deciding whether to invest in our common shares. For a more complete understanding of us and this offering, we encourage you to read and consider the more detailed information in this prospectus, including “Risk Factors” and the financial statements and related notes.

Business Overview

We are a Japanese real estate company providing a one-stop service that includes in-house procurement, sales, management, and operational support for investment condominiums and solar power generation facilities. We provide various services related to real estate under the two domains, “GATES AUCTION” and “GATES FUNDING”.

Currently we are engaged in the following businesses:

GATES AUCTION

●	We purchase investment condominiums and solar power generation facilities from individual investors and sell them primarily to real estate sales companies and individual investors;

●	We renovate and resell real estate purchased through voluntary sales and auctions to real estate sales companies and individual investors;

●	We provide real estate management services such as collection of rent fees, repairs, and restoration of properties to their original condition for investment condominiums;

●	We provide consulting services for the sale of investment condominiums;

●	We provide real estate brokerage services; and

●	We provide real estate leasing services.

GATES FUNDING

●	We operate in the financial services sector, offering a real estate crowdfunding platform, where we raise funds from our members to purchase real estate properties and distribute the proceeds from their management and sale. Additionally, we provide lending services.

Since our inception, we have compiled and analyzed a growing database of real estate ownership information (approximately 600,000 properties). This has enabled us to develop a proprietary algorithm that assesses the likelihood of a specific owner needing to sell their property, evaluating factors such as the property purchased, the purchase date, other properties owned, and the estimated occupation of the owner. We continuously update and maintain the database to ensure we leverage the most up-to-date and relevant information for our real estate transactions.

Our Mission “Real Estate Around the World in Your Hand”

Our mission is to create a world where everyone can freely and fairly build assets through real estate, under our corporate message of “Real Estate Around the World in Your Hand”. We lower the threshold for purchasing and investing in real estate and create a transparent and fair market in which everyone can participate. Through our innovative technology and business model, we provide a new form of asset building and help our clients achieve financial freedom and a fulfilling life. To realize our mission, we aim to develop a platform that enables real estate investment beyond national borders. In addition to our proprietary knowledge, we provide a safe, transparent, and efficient environment for real estate transactions by utilizing cutting-edge AI technology, and seamlessly connect investors and real estate around the world to create new investment opportunities.

For the years ended December 31, 2023 and 2022, the Company reported revenues of US$108,703,609 and US$109,799,089, respectively, net loss of US$35,622 and net income of US$55,028, respectively, and had net cash used in operating activities of US$1,992,181 and net cash provided by operating activities of US$3,353,265, respectively. As stated in the consolidated financial statements, as of December 31, 2023 and 2022, the Company had retained earnings of US$905,755 and US$945,772.

1

Organizational Structure

The following diagram reflects our current organizational structure as of the date of this prospectus:

GATES GROUP Inc. is a Japanese corporation formed in Japan on May 1, 2018. GATES GROUP Inc. has three wholly owned subsidiaries, GATES Inc., a Japanese corporation, established on August 1, 2011, Gates enterprise Inc., a Japanese corporation, established on January 6, 2020, and GATES USA Inc, a U.S. corporation, established on August 5, 2024.

GATES Inc. has three wholly owned subsidiaries, including Chuo Kanzai Inc., a Japanese corporation, established on May 9, 2006, Future Real Estate Institute Inc., a Japanese corporation, established on December 25, 2019, and G.I.F.T Co., Ltd., a Japanese corporation, established on July 24, 2012.

GATES Inc. engages in sales and brokerage of used condominiums for investment and used solar power generation facilities as well as real estate crowdfunding.

GATES enterprise Inc. engages in the real estate leasing, management and brokerage business.

Chuo Kanzai Inc. engages in sales and brokerage of real estate, primarily for voluntary sales.

Future Real Estate Institute Inc. engages in sales and brokerage of real estate, primarily for voluntary sales.

G.I.F.T Co., Ltd. engages in the financial transaction business and the lending business.

GATES USA Inc is a non-operating entity as of the date of this prospectus. We plan to conduct the procurement and sales of lands and condominiums in the U.S. through this entity, but have not yet commenced any specific business.

Our Strategy

We are considering the following strategies aimed at expanding our business and increasing our profitability.

U.S. Expansion Initiative

We plan to expand our business to the U.S. real estate market. Using the funds raised through our crowdfunding platform, we plan to purchase real estate properties in the U.S., and provide investors in Japan with the sales and management services of those properties. For more details, please see “Planned Business Activities – Planned U.S. Expansion Initiative”.

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Developing Real Estate Auction Platform “SELLI”

Utilizing a portion of the proceeds from this offering, we aim to establish and launch a real estate auction platform named “SELLI,” designed to facilitate the purchase of high-quality condominiums and pre-owned solar power generation facilities worldwide. Real estate transactions often require specialized knowledge due to the complexities involved, including verifying property rights, ownership, condition, and estimating future profitability. These factors, coupled with the involvement of multiple real estate agents, often obscure property prices and inflate costs. SELLI aims to address these challenges by offering an auction platform that allows for the direct sale of high-quality properties at reasonable prices, eliminating the need for intermediary real estate agents. Our specialized knowledge in the entire process of property acquisition enables us to deliver a seamless experience. For more details, see “Planned Business Activities – Planned Auction Platform”.

Offering Real Estate Literacy Sessions

We plan to expand our study sessions on real estate literacy for the employees of public companies in Japan, which began in 2023 and has been held every month. We seek to offer the study sessions, which are currently offered to one company listed on the stock exchange in Japan, to more than 100 public companies in Japan and the U.S. starting in 2023.We plan to accomplish this by approaching and offering our study sessions to the public companies in Japan which are our existing clients or vendors, the U.S. public companies, and institutional investors. The number of participants (employees of the current participating company) has been gradually increasing while we have improved and enriched the contents of the session. We also plan to promote and expand our study sessions by advertising our experience of holding such sessions if the number of participating companies increase. We will seek further ways to continue and expand the sessions for the purpose of achieving this goal.

Increasing Sales to Individual Investors

Currently, about 30% of the properties we purchase are sold to individual investors and about 70% are wholesaled to real estate sales companies. We aim to increase the ratio of sales to individual investors. By increasing direct sales to individual investors, we will distribute more properties with reasonable prices directly to the market and more market participants will be aware that those prices are the actual market prices without any intermediate costs which are generally incurred due to the involvement of multiple real estate companies in the process from purchase to delivery. If such awareness spreads among the market, we believe we will acquire a larger market share taking advantages of our ability to directly purchase and deliver the properties. We plan to hire more sales staff to enhance the sale of condominiums which we purchase directly from individual investors. Once the development of our auction platform is completed and receives awareness in the market, we also plan to engage those individual investors in it so that they can purchase real estate in the same environment as real estate companies.

Increasing Solar Power Market Share

We aim to achieve a substantial share of the market of the pre-owned solar power generation facilities by analyzing the facility owners and using algorithms to create an environment that allows purchasing of such facilities in the same way as investment condominiums. Considering the growing needs for eco-friendly energy, achieving a larger share in the solar power market is the key factor to our further growth.

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Our Business

Current Business Operations

Our current business operations are categorized into two domains, “GATES AUCTION” and “GATES FUNDING” as below:

GATES AUCTION

●	Purchase and Sales of Real Estate. We specialize in purchasing investment condominiums from individual investors and selling them primarily to real estate sales companies and individual investors. When selling to real estate companies, we select the buyer who offers the highest price for the properties creating a process similar to an auction. Our property acquisition strategy focuses on carefully selecting newer condominiums located in the central area of Tokyo, and within a 10-minute walk from train stations. From approximately 600,000 unlisted properties and 300 properties for sale each month, we curate a selection that we offer at direct sales prices, eliminating intermediary costs. Our property acquisition methods include reaching out to individual investors via telephone, door-to-door visits, direct mail, landing page response, etc. Once acquired, these properties are either sold directly to other individual investors or wholesaled to real estate sales companies. With our extensive network, our strength lies in our ability to purchase properties directly from individual investors and directly deliver them to our customers without incurring intermediate costs. In addition to direct purchase from individual investors, we renovate and resell properties acquired through voluntary sales to individual investors and real estate sales companies. Under this service, we consult with home-owners who are having trouble paying their mortgages and other real estate loans, and work closely with financial institutions to maximize the value of these properties and prevent them from being auctioned off due to bankruptcy. Revenue from the sale of investment condominiums is categorized under the “revenue from sales of real estate properties” revenue stream. Furthermore, we provide consulting services for the sale of condominiums across Japan, including Tokyo, Kansai, Tokai, and Kyushu. Our consulting services encompass a wide range of areas, including appraisal, refinancing, recombination, inheritance, income improvement, management, and the sale of condominiums. Income generated from these consulting services is included in the “revenue from real estate management services” revenue stream.

●	Property Management Service. We provide real estate management services for investment condominiums, including rent collection, property repairs, and restoration to original conditions. Income generated from property management services is classified under the “revenue from real estate management services” revenue stream.

●	Purchase and Sale of Solar Power Generation Facilities. We purchase and sell solar power generation facilities primarily to real estate sales companies and individual investors. We identify potential acquisitions targets through: (1) introduction to companies which sell or maintain the solar power generation facilities; (2) contacting companies disclosed by the Japanese government; and (3) approaching past and existing clients from our investment condominium business, as the markets for investment condominiums and solar power generation facilities are closely related in nature and many of our clients in the condominium sector own solar power generation facilities. Revenue from the sale of these solar power generation facilities is recorded under the “revenue from sales of solar power generation facilities” revenue stream.

●	Real Estate Brokerage Services. We also provide real estate brokerage services. Income from providing such services is included in the “revenue from real estate management services” revenue stream.

●	Real Estate Leasing Services. We provide leasing services to condominiums and detached houses. Income from providing such services is included in the “revenue from rental services” revenue stream.

GATES FUNDING

●	Financial Services. As a part of our financial services, we offer real estate crowdfunding, where we raise funds from our members via our crowdfunding platform to purchase real estate and distribute the proceeds from the management and sale of these properties. Our crowdfunding platform allows individuals to invest as little as approximately US$71 across a diverse portfolio of real estate investment opportunities offered on the platform. On average, we register 0.3 customers per day. To ensure sustainable, safe, and secure asset management for our clients, we meticulously select and screen all properties featured on the platform. The entire process, from property management to sale, can be entrusted to us as a professional real estate firm. Revenue generated from the sales and lease of real estate properties through crowdfunding projects is recorded under in the “revenue from sales of real estate properties” and the “revenue from rental services”. We also provide lending services, and the revenue from these services is included in “other revenue”.

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Planned Business Activities

Our planned business activities include:

●	Planned U.S. Expansion Initiative. We plan to expand our business to the U.S. real estate market. Using the funds raised through our crowdfunding platform, we plan to acquire real estate properties in the U.S., and provide investors in Japan with the sales and management services of those properties. We are considering the state of Texas as the first location to initiate this plan. We plan to conduct the procurement and sales of real estate properties including lands, detached houses and condominiums through GATES USA Inc, a wholly owned subsidiary of the Company incorporated in the state of Texas in August 2024. We decided to initiate this plan in Texas based on the following factors: (i) the stable and growing residential population and the number of housing units in Texas, (ii) low property prices compared to ones in other major areas in the U.S. such as California and New York, and estimated increase in the property prices in Texas, (iii) the similarity in basic system and flow of real estate transactions between Texas and Japan, and (iv) some of major Japanese real estate companies entered the market of Texas. In addition to analyzing these market data, our CEO directly inspected properties in Texas and strongly felt the potential of Texas. Within the state of Texas, we are considering starting in the north side of Texas, specifically an area from Dallas to Sherman, where we will acquire properties, considering the factors such as regional convenience, demographics, potential economic growth, safety, and average income of residents. In order to research the capital flows in real estate transactions and analyze the risks associated with the acquisition, sales, and management of properties in the U.S., the Company acquired, leased and sold a property in the state of Georgia during the period June 2022 through July 2023. We estimate that the investors in Japan have strong interest in investment in the U.S. real estate properties, according to the survey result conducted during our study session, showing that more than 95% of the participants expressed their interest in investing in the U.S. real estate properties. Furthermore, the aggregate investment amount in the U.S. stock market from Japan exceeded 5 trillion yen, and securitized real estate market in Japan has grown to 33 trillion yen. We also anticipate that interest in the U.S. real estate market will remain in the medium to long term due to expected fluctuations of interest rate and exchange rate. Considering these facts, we believe that the expansion into the U.S. real estate market will significantly contribute to our growth. Although we have not formulated strategies including specific target locations or expansion methods, we are considering further expansion to the East and West Coasts of the U.S. and other regions following the expansion to Texas.

●	Planned Auction Platform. Utilizing a portion of the proceeds from this offering, we aim to establish and launch a real estate auction platform named “SELLI,” designed to facilitate the purchase of high-quality condominiums and pre-owned solar power generation facilities worldwide. We differentiate our platform from others by offering secure transactions supported by our extensive experience as a real estate company specializing in property purchases. Real estate transactions often require specialized knowledge due to the complexities involved, including verifying property rights, ownership, condition, and estimating future profitability. These factors, coupled with the involvement of multiple real estate agents, often obscure property prices and inflate costs. SELLI aims to address these challenges by offering an auction platform that allows for the direct sale of high-quality properties at reasonable prices, eliminating the need for intermediary real estate agents. Our specialized knowledge in the entire process of property acquisition enables us to deliver a seamless experience. Furthermore, we are considering adding a feature that enables the users to invest in real estate properties on our platform with a little amount of fund like “Robinhood”, a popular financial services platform. We set the following phases to develop and expand our prospective auction platform:

○	Phase 1 – We plan to expand our auction platform’s investment opportunities into the U.S. real estate market in addition to Japan. The prices of real estate in the U.S. have shown stable increase as compared to the prices of real estate in Japan which have shown drastic fluctuations. To cater to a wider audience, we plan to offer these U.S. investment opportunities through both crowdfunding and auctions. We aim to form a business alliance with a U.S. real estate company to further increase properties on our respective platforms. We also plan to engage the U.S. investors in our auction platform where we provide them with the investment opportunities in the properties in Japan and the U.S.

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○	Phase 2 - We plan to expand the auction platform not only to real estate in the U.S., but also real estate in other regions and countries in the world. Although we do not have any specific plans on the target areas to which we will expand at this point, we aim to increase the area where we provide investment opportunities in real estate by considering factors such as economic and market trends in such areas at the time.

○	Phase 3 – We ultimately aim to offer investment opportunities in world-wide real estate on our auction platform to investors worldwide. We believe that SELLI will realize the true transparency of property prices through the real estate auction where worldwide investors participate.

●	Planned Social Lending Services. Our subsidiary, G.I.F.T Co., Ltd., plans to offer social lending services. In this model, we will collect funds from investors to extend loans to businesses, with the generated profits from loan interest being distributed back to the investors. As of December 31, 2023, we had handled one project and made a loan to Chuo Kanzai Inc., our subsidiary. The revenue from that transaction is eliminated in our consolidated financial statements for the year ended December 31, 2023 as an intercompany transaction. We have not yet provided the social lending services to any third-party customers, but we plan to do so in the future.

●	Developments Related to Investment Condominiums. We plan to develop a call center to accelerate purchase of condominiums by promoting more communications with owners. We plan to hire more staff to enhance the sale of condominiums which we purchase directly to individual investors. We plan to develop a platform which will publicize prices of investment condominiums to the public (which would otherwise not be public information), cooperating with financial institutions.

●	Developments Related to Solar Power Generation Facilities. By compiling and analyzing a database of approximately 600,000 real estate owner and property information since our inception, we have developed our proprietary algorithm for investment condominiums that assesses the likelihood of a specific owner’s need to sell property by analyzing factors such as the property purchased, purchase date, other properties owned, and estimated occupation of the owner. We plan to apply this algorithm to our solar power generation facilities to further enhance our capabilities to identify and purchase properties, and provide additional investment opportunities to real estate companies and individual investors.

●	Developments Related to Crowdfunding. We are planning to develop a new system to enable timely collections of funds from a larger number of users. Currently, our fund collection process involves the following steps:

1.	We select an investment property, such as an investment condominium
2.	We recruit investors for the selected product on our crowdfunding platform, where they can apply for the investment.
3.	If the total investment applications exceed the solicited amount, we conduct a draw to select the investors.
4.	We purchase the investment property.
5.	We collect the funds from selected investors.
6.	We distribute the income or capital gains generated from the product.

Currently, we purchase the property before receiving funds from investors because the funds are transferred to our bank account via a third-party funds transfer system, which takes approximately one month to process. By developing a new funds transfer system, we aim to expedite the receipt of funds, thereby improving our cash management.

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●	Alliance in Our Real Estate Crowdfunding Business. We are currently proceeding with a plan for the alliance in our real estate crowdfunding business with a Japanese real estate company. The company operates a real estate crowdfunding platform which has achieved the largest aggregated investment amount in Japan. We expect the increase of approximately 200 thousand in our real estate crowdfunding members if the alliance realizes.

●	Developments Related to Rebuilding Condominiums. In Japan, aging condominiums cannot be rebuilt due to opposition from some residents, which has become a widespread social concern in the country. To address this, we plan to offer condominium rebuilding consulting services in collaboration with condominium management associations.

Customers and Suppliers

Our primary customers in sales and brokerage of investment condominiums and solar power generation facilities are individual investors and real estate sales companies. Individual investors account for approximately 30% and real estate companies account for approximately 70% of our entire customer base respectively. We are aiming to increase the sales to individual investors. Our main suppliers are individual investors who own investment condominiums. In real estate crowdfunding, our main customers are individuals ranging from ages 20 to 60.

Industry Overview

Real Estate Industry Generally

Despite the impacts of the COVID-19 pandemic, the Japanese real estate market continues to remain substantial with an annual transaction value around 4.6 trillion yen (approximately $32.6 billion), according to the Japan Real Estate Institute. However, market needs are beginning to evolve, as energy-saving features will become mandatory for mortgage deductions, and interest rates are expected to rise alongside increases in the consumer price index in Japan since the start of 2024. Despite these changes, real estate and rent prices continue to climb, which presents challenges for companies specializing in the purchasing and sale of real estate like ours. We believe we can adapt to shifting market needs driven by economic conditions by creating businesses tailored to individual needs. Additionally, we expect that our expertise can help address social issues such as the aging of real estate and the growing number of people struggling to pay their mortgages.

The real estate industry is susceptible to economic trends, policy interest rate trends, land price trends, real estate sales price trends, and real estate taxation. Therefore, deterioration in real estate market conditions, significant increases in interest rates, or other changes in conditions could affect our business performance.

Investment Condominium Industry

The investment condominium market in Japan continues to grow as investors recognize these properties as assets with potentially higher yields compared to securities like stocks and bonds, especially given Japan’s negative interest rate policy. Global inflation, the weakening of the Japanese Yen, and a shortage of carpenters have driven up the costs of raw materials and labor, contributing to the rise in condominium prices. In the Tokyo metropolitan area, the number of pre-owned condominiums sold and their average prices have been increasing for 48 consecutive months as of May 2024.

Real Estate Crowdfunding Industry

The global real estate crowdfunding market is expected to reach US$2,724.7 billion by the end of 2036, growing at a CAGR of 50.1% during the forecast period of 2024-2036. The industry size of the real estate crowdfunding market in 2023 is over US$21.0 billion. The major factors expected to propel the market growth during the forecasted period are the global industrialization driving commercial real estate activities and favorable regulations for real estate crowdfunding in several countries across the world. The Japanese real estate crowdfunding market is growing at a significant pace driven by massive construction activity in the country, contributing more than 5.5% of Japan’s GDP in 2021. In Japan, crowdfunding requires the use of internet channels to collect small donations from many people. Generating sales from their products, services, and creative initiatives has become a common strategy for Japanese companies, both startups and established firms, leveraging a healthy market, cooperative local communities, and favorable regulatory conditions. As of December 31, 2023, the Japanese crowdfunding industry had a transaction value of approximately US$170 million. The average amount of funds raised per campaign in 2023 is expected to increase significantly, reaching US$45,000. (Global Real Estate Crowdfunding Market Research, Size, Share and Forecast 2036 (researchnester.com).

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Solar Power Industry

The total amount of electricity generated from renewable energy sources, mainly solar power, has been increasing year by year, reaching 8,196 thousand kW at the end of FY2020, equivalent to 53% of the FY2030 target (15,405 thousand kW) of the 6th Basic Energy Plan. The market is expected to reach ¥1,798,600,000 thousand (approximately US$13,300,000 thousand).

Real Estate Management Industry

In the building maintenance and management business, the overall building units and the number of investment condominium units sold in the Tokyo metropolitan area are increasing year by year. Furthermore, apartments and buildings constructed during the high economic growth period are aging, and with demand for reconstruction and commensurate maintenance, management is expected to continue to be in demand in the future.

Competition

There are many competitors, from large companies to new entrants in the market of condominiums for investment. In the solar power facilities market, no major companies have entered the market and there are few competitors. Major companies have entered the market a bit, but there are still few competitors in voluntary sales market. There are many competitors, from large companies to new entrants in the real estate auction market and renovation market. In particular, the real estate crowdfunding industry is crowded with competitors, with 280 companies having entered the market as of December 31, 2022, including many leading listed companies such as Owner’s Book, Creal, and Rimple.

There are many competitors, from large companies to new entrants in the market of real estate management.

Our Competitive Strengths

We believe that there are three major sources of our competitiveness:

First, our ability to purchase properties through the development of our proprietary algorithms. We started as a company specializing in purchasing and brokering condominiums for investment. By compiling and analyzing a database of real estate owner information (approximately 600,000 properties) since our inception, we have developed what we believe to be a proprietary algorithm which provides information on the possibility of a specific owner’s need to sell property by analyzing the property the owner purchased, when the owner purchased it, the other properties the owner holds and the estimated occupation of the owner.

Second, our advantage lies in our commitment to fair sales prices and our strong partnerships with financial institutions. Typically, companies specializing in purchasing properties face challenges working with financial institutions because they facilitate sellers in making lump-sum loan repayments. However, through persistent negotiations, we secure loan commitments from these institutions, streamlining the entire process while enabling transactions without involving multiple intermediaries that incur additional costs before a property being sold to an individual buyer.

Third, is our design of a variety of real estate crowdfunding products. Future Real Estate Institute Inc., our subsidiary, has products that have not been commercialized in the current real estate crowdfunding market, such as ones purchased through voluntary sales, purchased through auctions, and ones after our renovation, which we believe is our advantage.

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Recent Developments

Forward Stock Split

Effective April 30, 2024, the Company approved a stock split of the Company’s issued and outstanding common shares, at a ratio of 1-for-20,000 (the “Stock Split”). Immediately prior to the Stock Split, there were 563 common shares issued and outstanding. As a result of the Stock Split, effective April 30, 2024, the Company had 11,260,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Amendment to Service Agreement

On June 7, 2024, the Company entered into an Amendment No. 1 to Service Agreement with HeartCore and HeartCore Financial, Inc., whereby HeartCore transferred all the rights and obligations under the Service Agreement to HeartCore Financial, Inc.

Stock Acquisition Rights

On June 25, 2024, the Company allotted 337,800 stock acquisition rights to HeartCore Financial, Inc. in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on June 25, 2024 in substitution for the Company Warrant executed as of October 2, 2023 between the Company and HeartCore. The Warrant was terminated upon the issuance of the stock acquisition rights. The stock acquisition rights are exercisable from July 1, 2024 to June 30, 2034 upon the condition that the IPO has been completed. The stock acquisition rights have an exercise price of ¥1(US$0.01) per common share.

Incorporation of New Entity in the U.S.

On August 5, 2024, GATES USA Inc, a wholly owned subsidiary of the Company, was incorporated in the state of Texas. GATES USA Inc is a non-operating entity as of the date of this prospectus. We plan to conduct the procurement and sales of lands and condominiums in the U.S. through this entity, but have not yet commenced any specific business.

Sales

During the period from January 1, 2024 through August 19, 2024, the Company entered into 578 agreements for the sale of condominiums. The aggregate sales price of these condominiums was ¥12,241 million (approximately US$87 million), and the aggregate purchase price of these condominiums corresponding to these sales was ¥10,476 million (approximately US$74 million). The aggregate purchase price of these condominiums included only the purchase price of such condominiums and did not include eviction costs for tenants, boundary termination costs, brokerage commissions to real estate brokers, and other costs normally included in cost of sales.

During the period from January 1, 2024 through August 19, 2024, the Company entered into 6 agreements for the real estate consulting and the aggregate sales amount from such agreements was ¥5 million (approximately US$38 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 1,197 agreements for the property management services and the aggregate sales amount from such agreements was ¥114 million (approximately US$807 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 12 agreements for the sale of solar power generation facilities. The aggregate sales price of these solar power generation facilities was ¥180 million (approximately US$1,276 thousand), and the aggregate purchase price of these facilities corresponding to these sales was ¥137 million (approximately US$971 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 4 agreements for the financial services and the aggregate income from such agreements was ¥8 million (approximately US$55 thousand).

During the period from January 1, 2024, through August 19, 2024, the Company entered into 94 agreements for the real estate brokerage and the aggregate sales amount from such agreement was ¥62 million (approximately US$440 thousand).

During the period from January 1, 2024, through August 19, 2024, the Company entered into 31 agreements for the real estate leasing and the aggregate income from such agreements was ¥5 million (approximately US$35 thousand).

Loans and bonds

During the period from January 1, 2024 through August 19, 2024, the Company entered into various loans and corporate bonds, in a total principal amount of approximately US$4.5 million, with banks, financial institutions and individual investors for working capital purpose and for the purpose of purchasing real estate properties. The Company paid off certain loans and bonds in an approximate aggregate amount of US$1.9 million ahead of schedule.

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Implications of Being an Emerging Growth Company and a Foreign Private Issuer

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), as modified by the Jumpstart Our Business Startups Act of 2012 (which we refer to as the “JOBS Act”). As such, we are eligible to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to reporting companies that make filings with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”). For so long as we remain an emerging growth company, we will not be required to, among other things:

●	present more than two years of audited financial statements and two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure in our registration statement of which this prospectus forms a part;

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (which we refer to as the “Sarbanes-Oxley Act”);

●	disclose certain executive compensation related items; and

●	seek shareholder non-binding advisory votes on certain executive compensation matters and golden parachute arrangements, to the extent applicable to our Company as a foreign private issuer.

The JOBS Act also permits emerging growth companies to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2) of the JOBS Act. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result, our financial statements may not be comparable to companies that comply with public company effective dates.

We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering, (ii) the last day of the fiscal year during which we have total annual gross revenue of at least US$1.235 billion, (iii) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”), which means the market value of our common shares that are held by non-affiliates exceeds US$700.0 million as of the last business day of our most recently completed second fiscal quarter, and (iv) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three- year period.

In addition, we report in accordance with SEC rules and regulations applicable to a “foreign private issuer.” As a foreign private issuer, we will take advantage of certain provisions under the rules that allow us to follow the laws of Japan for certain corporate governance matters. Even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations with respect to a security registered under the Exchange Act;

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, and current reports on Form 8-K upon the occurrence of specified significant events; and

●	Regulation Fair Disclosure (which we refer to as “Regulation FD”), which regulates selective disclosures of material information by issuers.

As a foreign private issuer, we have four months after the end of each fiscal year to file our annual report on Form 20-F with the SEC. In addition, our executive officers, directors, and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act.

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Foreign private issuers, like emerging growth companies, are exempt from certain more stringent executive compensation disclosure rules. As such, even when we no longer qualify as an emerging growth company, as long as we continue to qualify as a foreign private issuer under the Exchange Act, we will continue to be exempt from the more stringent compensation disclosures required of public companies that are not a foreign private issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies:

(i)	the majority of our executive officers or directors are U.S. citizens or residents;

(ii)	more than 50% of our assets are located in the United States; or

(iii)	our business is administered principally in the United States.

In this prospectus, we have taken advantage of certain of the reduced reporting requirements as a result of being an emerging growth company and a foreign private issuer. Accordingly, the information that we provide in this prospectus may be different than the information you may receive from other public companies in which you hold equity interests. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Implications of Being a Controlled Company

The “controlled company” exception to rules of the NYSE American or the Nasdaq provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the NYSE American or the Nasdaq. As of the date of this prospectus, Yuji Sekino, the Chief Executive Officer and a director of the Company, owned an aggregate of 7,080,000 common shares, which represents approximately 62.9% of the voting power of our outstanding common shares, directly and indirectly through RECON MARK, INC. Following this offering, Mr. Sekino will control approximately [______]% of the voting power of our outstanding common shares if all the common shares being offered are sold (or _____% of our outstanding voting power if the underwriters’ option to purchase additional shares is exercised in full). Accordingly, if we obtain listing on the NYSE American or the Nasdaq, we will be a “controlled company” within the meaning of the corporate governance rules of the NYSE American or the Nasdaq. Controlled companies are exempt from the corporate governance rules of the NYSE American or the Nasdaq requiring that listed companies have (i) a majority of the board of directors consist of “independent” directors under the listing standards of the NYSE American or the Nasdaq, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the requirements of the NYSE American or the Nasdaq, and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of the NYSE American or the Nasdaq. We currently utilize and presently intend to continue to utilize these exemptions. As a result, we may not have a majority of independent directors, our nomination and corporate governance committee and compensation committee may not consist entirely of independent directors and such committees may not be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American or the Nasdaq. See “Management – Corporate Governance Practices.”

Corporate Information

GATES GROUP Inc. was founded in Japan in May 2018. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our principal place of business is located at 34F Sumitomo Fudosan Shinjuku Grand Tower, 8-17-1 Nishishinjuku, Shinjuku-ku, Tokyo, Japan, and our telephone number is +81-03-5937-0846. Our website is www.gatestokyo.co.jp. Information on our website or accessible via our website is not reflected in this prospectus and is not part of this prospectus. Any information on our website should not be considered part of this prospectus. The address of our website is included in this prospectus for informational purposes only.

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THE OFFERING

Issuer:	GATES GROUP Inc.

Securities offered by us:	[______] common shares (up to [______] shares if the underwriters exercise the over-allotment option in full) based on an assumed initial public offering price per share is US$[____], the midpoint of the anticipated price range.

Public offering price:	For purposes of this prospectus, the assumed initial public offering price per common share is US$[____] (which is the midpoint of the price range set forth on the cover page of this prospectus). The actual offering price per common share will be as determined between the underwriters and us based on market conditions at the time of pricing. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final offering price.

Over-allotment option:	We have granted to the underwriters an option to purchase up to an additional [______] common shares (15% of the number of common shares sold in this offering) exercisable solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in full or in part at any time and from time to time until 45 days after the date of this prospectus.

Common shares outstanding before this offering:	11,260,000 common shares(1)

Common shares expected to be outstanding immediately after this offering:	[___________] common shares (or [_________] common shares if the underwriters exercise in full their option to purchase additional common shares).

Use of proceeds:	We expect to receive net proceeds from this offering of approximately US$[__________] (or approximately US$[__________] if the underwriters exercise in full their option to purchase up to [___________] if the underwriters exercise the over-allotment option in full) after deducting estimated underwriting discounts and commissions of US$[______] (7.0% of the gross proceeds of the offering) (or approximately US$[______] if the representative exercises in full its over-allotment option) and after our offering expenses, estimated at US$640,980 (or approximately US$[______] if the underwriters exercise the over-allotment option in full). We intend to use the net proceeds from this offering to fund working capital and general corporate purposes, which may include investments, acquisitions, or strategic collaborations to expand our customer base, as well as the development and marketing of new services. See “Use of Proceeds.”

Risk factors:	See “Risk Factors” beginning on page 15 of this prospectus for a discussion of some of the factors you should carefully consider before deciding to invest in our common shares.

Listing:	We intend to apply to list our common shares on the NYSE American or the Nasdaq under the symbol “______.” The approval of our listing on the NYSE American or the Nasdaq is a condition of closing this offering.

Lock-Ups:	We, all of our directors and officers, and holders of our outstanding securities (or securities convertible into our common shares) have agreed not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common shares or securities convertible into common shares without the prior written consent of the representative for a period of twelve (12) months from the date on which the trading of the common shares on the NYSE American or the Nasdaq commences, subject to certain limited exceptions. See “Underwriting—Lock-Up Agreements.”

Dividend policy:	We have not paid annual dividends to shareholders in the past. Following our public offering, the payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, will depend on many factors, and the common shareholders may not approve.

(1) Unless we indicate otherwise, all information in this prospectus:

●	is based on 11,260,000 common shares issued and outstanding as of December 31, 2023;

●	assumes no exercise by the representative of its option to purchase up to an additional [_______] common shares to cover over-allotments, if any; and

●	excludes the number of common shares underlying 337,800 stock acquisition rights (with an exercise price of ¥1 (US$0.01) per common share) equal to 3% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the NYSE American or the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement.

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SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA

The following tables set forth our selected consolidated financial information and operating data as of and for the years ended December 31, 2023 and 2022. You should read the following selected consolidated financial information and operating data in conjunction with, and it is qualified in its entirety by reference to, our audited consolidated financial statements and the related notes thereto and the sections entitled “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, each of which are included elsewhere in this prospectus.

Our selected consolidated statements of operations and comprehensive loss information and operating data for the years ended December 31, 2023 and 2022, and our related selected consolidated balance sheets information as of December 31, 2023 and 2022, have been derived from our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022, prepared in accordance with U.S. GAAP, which are included elsewhere in this prospectus.

Our historical results for the periods presented below are not necessarily indicative of the results to be expected for any future periods.

Consolidated statements of operations and comprehensive loss information:

	Year Ended December 31,
	2023	2022

Revenues, net	$108,703,609	$109,799,089
Cost of revenues	92,883,812	94,682,769
Gross profit	15,819,797	15,116,320

Operating expenses
Selling, general and administrative expenses	15,254,672	14,848,396
Total operating expenses	15,254,672	14,848,396

Income from operations	565,125	267,924

Other income (expenses)
Other income	112,580	105,308
Interest expenses	(511,452)	(93,407)
Other expenses	(205,791)	(58,537)
Total other expenses	(604,663)	(46,636)
Income (loss) before income taxes	(39,538)	221,288
Income tax expense (benefit)	(3,916)	166,260
Net income (loss)	$(35,622)	$55,028
Less: net income attributable to noncontrolling interests	4,395	5,134
Net income (loss) attributable to GATES GROUP Inc.	$(40,017)	$49,894

Reconciliation of non-GAAP measures:

	Year Ended December 31,
	2023	2022

Net income (loss)	$(35,622)	$55,028
Income tax expense (benefit)	(3,916)	166,260
Income (loss) before income taxes	(39,538)	221,288

Adjustments for:
Depreciation and amortization expense	354,085	281,463
Other income	(112,580)	(105,308)
Interest expense	511,452	93,407
Other expenses	205,791	58,537
Adjusted EBITDA(1)	$919,210	$549,387
Adjusted EBITDA margin (1)	0.85%	0.50%

(1)	We define Adjusted EBITDA as income from operations before income tax expense, depreciation and amortization expense, other income, interest expense, and other expenses. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by revenues, net for the same period. Management has presented the performance measure Adjusted EBITDA because it monitors performance at a consolidated level and believes that this measure is relevant to an understanding of the Company’s financial performance. In addition, we believe this metric provides useful information in understanding our operating performance and trends in our business. Adjusted EBITDA is not a defined performance measure in U.S. GAAP. The Company’s definition of Adjusted EBITDA may not be comparable with similarly titled performance measures and disclosures by other entities.

Consolidated balance sheets information:

	As of December 31,
	2023	2022

Total assets	$18,804,912	$14,286,032
Total liabilities	17,749,523	13,015,595
Total equity	1,055,389	1,270,437

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SUMMARY OF RISK FACTORS

Below is a summary of material risks, uncertainties and other factors that could have a material effect on the Company and its operations:

●	Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

●	It may not be possible for investors to effect service of process within the United States upon most our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

●	The illiquidity of real estate properties could significantly impede our ability to resell properties that we purchase.

●	We may not make a profit if we sell a property.

●	We may be incorrect in our determination of whether a certain property may be sold at a profit, which could cause us to be unable to resell such property without incurring a loss.

●	A property that we purchase may turn out to be subject to litigation or liens that we failed to identify prior to our purchase or become subject to litigation or liens after our purchase, which would cause us to suffer a loss.

●	A property that we purchase may turn out to have structural or other issues that we failed to identify prior to our purchase or may become subject to damage due to factors outside of our control, which would cause us to suffer a loss.

●	We may not be able to attract and retain a sufficient number of purchase/sales personnel needed to maintain and grow our business.

●	A material amount of our revenues may be concentrated in one or more large purchasers. If we lose or experience a significant reduction in sales to such key purchasers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.

●	Condominiums that we purchase may become subject to damage due to factors outside of our control, which would cause us to suffer a loss.

●	If properties are not available at competitive prices, our sales and results of operations could be adversely affected.

●	A downturn in the real estate market or changes in industry trends would negatively impact our business.

●	Competition for properties may result in fewer opportunities for us to either purchase properties or increase prices for properties, which may impede our growth and materially and adversely affect us.

●	The consideration paid for properties that we purchase may exceed fair market value, which may harm our financial condition and operating results.

●	Inflation may adversely affect us by increasing costs beyond what we can recover through price increases.

●	We may incur significant costs in seeking purchasers for the properties that we purchase.

●	We face risks associated with property purchases.

●	If the security of our investors’ confidential information stored on our crowdfunding platform is breached or otherwise subjected to unauthorized access, their secure information may be stolen.

●	Any significant disruption in service on our crowdfunding platform or in our computer or communications systems could reduce our attractiveness and result in a loss of users.

●	Increasing competition within our emerging industry could have an impact on our business prospects.

●	We may be incorrect in our determination of whether a certain solar power generation facility may be sold at a profit, which could cause us to be unable to resell such solar power generation facility without incurring a loss.

●	Solar power generation facilities that we purchase may become subject to damage due to factors outside of our control, which would cause us to suffer a loss.

●	If we cannot compete successfully against other resellers of solar power generation facilities, we may not be successful in developing our operations and our business may suffer.

●	The success of our planned auction platform will rely on the supply and demand for condominiums and pre-owned solar power generation facilities.

●	Even if the common shares are listed on the NYSE American or the Nasdaq, there can be no assurance that we will be able to comply with the NYSE American’s or the Nasdaq’s continued listing standards.

●	The price of our common shares could be subject to rapid and substantial volatility.

●	The price of the common shares may fluctuate substantially.

●	Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

●	As a controlled company, we are not subject to all of the corporate governance rules of the NYSE American or the Nasdaq.

●	If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

●	We may incur significant taxation from an investigation by the tax authority in Japan.

●	We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

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RISK FACTORS

An investment in the common shares is highly speculative and involves a high degree of risk. We operate in a dynamic and rapidly changing industry that involves numerous risks and uncertainties. You should carefully consider the factors described below, together with all of the other information contained in this prospectus, including the audited financial statements and the related notes included in this prospectus, before deciding whether to invest in the common shares. These risk factors are not presented in the order of importance or probability of occurrence. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the market price of the common shares could decline, and you could lose part or all of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

General Risks Related to our Business

Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds to invest in future growth opportunities. Additional financing may not be available on favorable terms, if at all. If adequate funds are not available on acceptable terms, we may be unable to invest in future growth opportunities, which could seriously harm our business and operating results. If we incur debt, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common shares. Furthermore, if we issue equity securities, shareholders will experience dilution, and the new equity securities could have rights senior to those of our common shares. Any additional equity or equity-linked financings would be dilutive to our shareholders. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. As a result, our shareholders bear the risk of our future securities offerings reducing the market price of our common shares and diluting their interest.

There is a risk that we will be a passive foreign investment company (which we refer to as “PFIC”) for the current or any future taxable year, which could result in material adverse U.S. federal income tax consequences if you are a U.S. holder.

A non-U.S. corporation, such as our Company, is classified as a PFIC for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either:

(i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or

(ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the market price of the common shares in this offering, a decrease in the market price of the common shares may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year. We believe we were not a PFIC in prior taxable year 2023 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2023.

If we are a PFIC for any taxable year during which a U.S. holder (as defined below) owns common shares, certain adverse U.S. federal income tax consequences could apply to such U.S. holder. See “Certain Tax Considerations — Certain U.S. Federal Income Tax Considerations for U.S. Holders” for further information. We have not determined, if we were to be classified as a PFIC for a taxable year, whether we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares. The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of our common shares.

It may not be possible for investors to effect service of process within the United States upon all of our directors, corporate auditors and executive officers, or to enforce against us or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

We are a joint stock corporation organized under Japanese law. All of our directors, corporate auditors and executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. There is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan. The United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

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Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (which we refer to as the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ fiduciary duties and obligations, and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

Substantially all of our revenues are generated in Japan, but an increase of our international presence could expose us to fluctuations in foreign currency exchange rates, or a change in monetary policy may harm our financial results.

Our functional currency is Japanese yen and reporting currency is US dollar. Substantially all of our revenues are generated in Japan, but we adopt US dollar as reporting currency. We are exposed to fluctuations in the foreign currency exchange rate. We are subject to the effects of exchange rate fluctuations with respect to any of these currencies which, among other factors, may be influenced by governmental policies and domestic and international economic and political developments. Any significant change in the value of the currencies of the countries in which we do business against the Japanese yen could adversely affect our financial condition and results of operations due to translational and transactional differences in exchange rates.

We cannot predict the effects of exchange rate fluctuations upon our future operating results because of the number of currencies involved, the amount of our revenues that will be generated in other countries, the variability of currency exposures, and the potential volatility of currency exchange rates. We do not take any actions to manage our foreign currency exposure, such as entering into hedging transactions.

As a “foreign private issuer” we are permitted, and intend, to follow certain home country corporate governance and other practices instead of otherwise applicable SEC and the NYSE American or the Nasdaq requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

Our status as a foreign private issuer exempts us from compliance with certain SEC laws and regulations and certain regulations of the NYSE American or the Nasdaq, including certain governance requirements such as independent director oversight of the nomination of directors and executive compensation. Further, consistent with corporate governance practices in Japan, we do not have a standalone compensation committee or nomination and corporate governance committee under our board. In addition, we are not required under the Exchange Act to file current reports and financial statements with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act and we are generally exempt from filing quarterly reports with the SEC. Also, we are not required to provide the same executive compensation disclosures regarding the annual compensation of our five most highly compensated senior executives on an individual basis as are required of U.S. domestic issuers. As a foreign private issuer, we are permitted to disclose executive compensation on an aggregate basis and need not supply a Compensation Discussion & Analysis, as is required for domestic companies. Furthermore, as a foreign private issuer, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. These exemptions and accommodations will reduce the frequency and scope of information and protections to which you are entitled as an investor. For a detailed description of our home country corporate governance practices see “Management - Corporate Governance Practices” of this prospectus.

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As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our membership interests that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our securities less attractive because we may rely on these exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and have an adverse effect on the value of our securities.

As a public company, we would be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. Further, we will be required to report any changes in internal controls on an annual basis. In addition, we would be required to furnish a report by management on the effectiveness of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We will design, implement, and test the internal controls over financial reporting required to comply with these obligations. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner, or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of its internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the value of our securities could be negatively affected. We also could become subject to investigations by the Commission or other regulatory authorities, which could require additional financial and management resources.

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As an emerging growth company, our auditor will not be required to attest to the effectiveness of our internal controls.

Our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting while we are an emerging growth company. This means that the effectiveness of our financial operations may differ from our peer companies in that they may be required to obtain independent registered public accounting firm attestations as to the effectiveness of their internal controls over financial reporting and we are not. While our management will be required to attest to internal control over financial reporting and we will be required to detail changes to our internal controls in our annual reports on Form 20-F (commencing with the filing for the year ended 2025), we cannot provide assurance that the independent registered public accounting firm’s review process in assessing the effectiveness of our internal controls over financial reporting, if obtained, would not find one or more material weaknesses or significant deficiencies. Further, once we cease to be an emerging growth company (as described below), we will be subject to independent registered public accounting firm attestation regarding the effectiveness of our internal controls over financial reporting. Even if management finds such controls to be effective, our independent registered public accounting firm may decline to attest to the effectiveness of such internal controls and issue a qualified report.

Upon becoming a public company, we will incur significantly increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

Upon becoming a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act has imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and financial controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors’ and officers’ liability insurance, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will incur as a public company or the timing of such costs.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting the later of our second annual report on Form 20-F or the first annual report on Form 20-F following the date on which we are no longer an emerging growth company. Our compliance with Section 404 of the Sarbanes-Oxley Act will require that we incur substantial accounting expense and expend significant management efforts. While we currently have an internal audit group, we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the value of our securities could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require additional financial and management resources.

Our ability to successfully implement our business plan and comply with Section 404 requires us to be able to prepare timely and accurate financial statements. We expect that we will need to continue to improve our existing, and implement new, operational and financial systems, procedures and controls to manage our business effectively. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures or controls, may cause our operations to suffer and we may be unable to conclude that our internal control over financial reporting is effective and to obtain an unqualified report on internal controls from our auditors as required under Section 404 of the Sarbanes-Oxley Act. This, in turn, could have an adverse impact on the value of our securities, and could adversely affect our ability to access the capital markets.

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We depend on certain officers of the Company, the loss of whom could materially harm our business.

We rely upon the accumulated knowledge, skills and experience of the officers and personnel of our Company and its affiliates. If Yuji Sekino, our Chief Executive Officer, or any of the other officers or personnel were to leave the Company or become incapacitated, we might suffer in our planning and execution of business strategy and operations, impacting our brand and financial results.

Risks Related to Our Real Estate Business

The illiquidity of real estate properties could significantly impede our ability to resell properties that we purchase.

We purchase investment condominiums from individual investors and sell them mainly to real estate sales companies and also to individual investors. We also renovate and resell real estate purchased through voluntary sales and auctions to individual investors and real estate sales companies. Once we identify a property, we negotiate diligently with the owner to purchase that property. As a result of these negotiations, we purchase and then sell the property. Real estate properties may be relatively illiquid. As a result, we may not be able to sell a property or facilitate the sale of a property quickly or on favorable terms in response to changing economic, financial and investment conditions when it otherwise may be prudent to do so. Deteriorating conditions in the Japanese economy and credit markets may make it difficult to sell properties or facilitate the sale of properties at attractive prices. We cannot predict whether we will be able to sell or facilitate the sale of any property for the price or on the terms set by us or whether any price or other terms offered by a prospective purchaser would be acceptable to us or an identified seller. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property. We may be required to expend funds to correct defects before a property can be sold, and we cannot provide any assurances that we will have funds available to correct such defects. Our inability to dispose of properties or facilitate the sale of properties at opportune times or on favorable terms could adversely affect our cash flows and results of operations.

We may not make a profit if we sell a property.

The prices that we can obtain when we sell a property will depend on many factors that are presently unknown, including, among other things, the economy, demographic trends in the area, tax treatment of real estate investments, and available financing to purchasers. There is a risk that we will not realize any significant profit on any specific property when we sell it.

We may be incorrect in our determination of whether a certain property may be sold at a profit, which could cause us to be unable to resell such property without incurring a loss.

We purchase investment condominiums from individual investors and sell them mainly to real estate sales companies and also to individual investors. When identifying a property that we believe may be resold we look for certain factors, for example, age of the property, location of the property including distance from the closest train station, current rent compared to the supposed appropriate rent, financial standing of the condominium management association of the property, facilities such as supermarkets and hospitals around the property, view from the property, design, and how the common use space is managed. We believe that we can purchase the property at a favorable price and then sell it at a profit. However, we may be incorrect in our determination of whether a certain property may be resold at a profit, and if we proceed with purchasing such property, we may be unable to resell it to a purchaser at a higher price than which we paid for it, which would cause us to incur a loss on such property.

We may be subject to liability for non-conformance with contracts we enter into in our real estate business.

Under the Civil Code and the Real Estate Brokerage Act of Japan, our Company is liable for contractual nonconformity for a minimum period of two years from the date of delivery of a house. In the event that a property sold by our Company is determined to have a serious defect, our Company, as the seller, may be held liable for nonconformance to the contract, even if the direct cause of the defect is due to a cause other than our Company’s fault. As a result, our financial position and business performance may be affected due to an increase in repair and other expenses and a decline in creditworthiness.

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A property that we purchase may turn out to be subject to litigation or liens that we failed to identify prior to our purchase or become subject to litigation or liens after our purchase, which would cause us to suffer a loss.

A property that we purchase may turn out to be subject to litigation or liens that we failed to identify prior to our purchase or become subject to litigation or liens after our purchase. If this occurs, we would have to expend our own funds in order to remove such liens or contest or settle such litigation, and we may not have such funds available to us at that time. Additionally, we may not be able to sell that property at a price higher than what we paid for it, or at all, which would cause us to suffer a loss.

A property that we purchase may turn out to have structural or other issues that we failed to identify prior to our purchase or may become subject to damage due to factors outside of our control, which would cause us to suffer a loss.

A property that we purchase may turn out to have structural or other issues that we failed to identify prior to our purchase. If we do not identify such issues until after we have already purchased the property, we would have to expend our own funds in order to correct such structural issues, and we may not have sufficient funds available at that time. Additionally, we may not be able to resell that property to a purchaser. Accordingly, we may not be able to sell that property at a price higher than what we paid for it, or at all, which would cause us to suffer a loss. Additionally, if a property that we purchase become subject to damage due to factors outside of our controls, such as fires, flooding, weather related damage such as wind damage, or damage due to vandalism, we may not be able to sell such property at a price higher than which we paid for it, or at all, which would cause us to suffer a loss.

We may not be able to attract and retain a sufficient number of purchase/sales personnel needed to maintain and grow our business.

We purchase investment condominiums and solar power generation facilities from individual investors and sell them mainly to real estate sales companies and also to individual investors. We also renovate and resell real estate purchased through voluntary sales and auctions to individual investors and real estate sales companies. The business we conduct is greatly dependent on the number of purchasing/sales personnel that we can attract and retain. In addition, it is imperative to train and secure personnel who have expertise in purchasing operations, and accordingly we plan to retain and train personnel who we believe can support the medium-to long-term growth of the Company and strengthen young and mid-career personnel. However, if we are unable to attract and retain a sufficient number of purchase/sales personnel needed to maintain and grow our business, it would have an adverse effect on our business operations as well as our ability to grow our business.

If we fail to protect personal information of business partners, customers and others, it would have an adverse effect on our reputation and may impact the value of your investment.

In the course of our business activities, the Company acquires and holds personal information of business partners, customers, and others, and is subject to regulations under the Act on the Protection of Personal Information and other laws in Japan. The Company has established “Information Security Management Regulations,” “Personal Information Protection Regulations,” and “Regulations for Handling Specified Personal Information,” and has appointed a personal information protection manager to ensure that all employees are familiar with and thoroughly understand the above regulations. In addition, in preparation for the event of a leakage of information, the Company has prepared procedures for handling such a leakage, including a clearly defined reporting route. However, in the event of a leak of personal information held by the Company, the Company’s reputation and business performance may be affected by claims for damages or loss of credibility and this could result in a loss of investors, and the value of your investment in us could be adversely affected.

We may be incorrect in our determination of whether a certain property may be renovated and sold at a profit, which could cause us to be unable to resell such property without incurring a loss.

We renovate and resell real estate purchased through voluntary sales and auctions to individual investors and real estate sales companies. When identifying a property that we believe may be renovated and resold we look for certain factors, for example, if a real estate property is located in an upscale residential area, but the property is currently in less than great condition, we believe that we can purchase the property at a favorable price and renovate it and then sell it at a profit. However, we may be incorrect in our determination of whether a certain property may be renovated and resold at a profit, and if we proceed with purchasing such property, we may be unable to resell it to a purchaser at a higher price than which we paid for it, which would cause us to incur a loss on such property.

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Properties that we purchase to renovate and resell may become damaged during the renovation process which would cause us to incur a loss.

We renovate and resell real estate purchased through voluntary sales and auctions to individual investors and real estate sales companies. During the renovation process such property may become damaged where through any damages related to the renovations or due to factors outside of our control, such as fires, flooding, weather related damage such as wind damage, or damage due to vandalism. If any such damages were to occur during the renovation process we would not be able to resell such property at a profit or at all, and this would cause us to incur a loss on such property.

Shortages or price fluctuations in the raw materials and building supplies that we need for our renovations could delay or increase the cost of property renovation and adversely affect our operating results.

We renovate and resell real estate purchased through voluntary sales and auctions to individual investors and real estate sales companies. The construction and renovation industry has experienced numerous difficulties in procuring raw materials and has been adversely affected by fluctuations in global commodity prices. In particular, shortages and price fluctuations in critical raw materials such as concrete, gypsum board, and lumber could delay the start or completion of one or more of our property renovations and may increase costs. In addition, the delivery of raw materials and the transportation of workers to work sites and the cost of fuel oil used for heavy equipment are highly variable and may be subject to geopolitical events, major storms, other severe weather conditions, and the consequences of significant environmental incidents. Environmental laws and regulations may also negatively impact the availability and prices of raw materials such as lumber and concrete. These increased costs could adversely affect our operating margins and results of operations. In addition, we may not be able to pass on increased renovation costs to purchasers with whom we have already entered into purchase contracts. In addition, such increased costs could adversely affect the economies of the regions in which we operate and reduce demand for our property.

A material amount of our revenues may be concentrated in one or more large purchasers. If we lose or experience a significant reduction in sales to such key purchasers, our revenues may decrease substantially and our results of operations and financial condition may be harmed.

A high concentration of our revenue comes from the sale of real estate to certain real estate companies purchasing real estate from us. Accordingly, in each year there may be a small number of real estate companies who purchase from us from whom we generate our revenue. These real estate companies may not be repeat purchasers and in each year it may be a different single purchaser or small number of purchasers from which we generate a large percentage of our revenues. We rely on these purchasers and there is a risk that these purchasers may be unable to make payment under their obligations to us, thereby affecting our revenues.

In 2022, we sold various real properties to GA technologies Co., Ltd., a real estate company, which accounted for 7.5% of our total revenues in 2022. The contracts were separate sales contracts for each of the properties. A part of the purchase price for each property was paid at the time of entering into the sales agreement as a deposit, and the rest of the price was paid in a lump sum at the time of delivery of each property.

In 2023, we sold various real properties to GA technologies Co., Ltd., a real estate company, which accounted for 13.4% of our total revenues in 2023. The contracts were separate sales contracts for each of the properties. A part of the purchase price for each property was paid at the time of entering into the sales agreement as a deposit, and the rest of the price was paid in a lump sum at the time of delivery of each property.

Any payment issues encountered by these large purchasers would likely harm our financial condition and results of operations.

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We intend to have significant operations in certain geographic areas, which will subject us to an increased risk of loss of revenue or decreases in the market value of properties we purchase or identify in these regions from factors which may affect any of these regions.

We carefully select and purchase condominiums which are located in the central area of Tokyo. We also provide consulting services not only for the sale of condominiums in Tokyo, but also in Kansai, Tokai, Kyushu area, and other areas throughout Japan.

Some or all of these regions could be affected by:

●	severe weather;

●	natural disasters;

●	climate change;

●	shortages in the availability or increased costs in obtaining properties and finding purchasers;

●	unemployment;

●	changes to the population growth rates and therefore the demand for properties in these regions; and

●	changes in the regulatory and fiscal environment.

Due to our business and real properties that we purchased being concentrated in these areas, negative factors affecting one or a number of these geographic regions at the same time could result in decreased market value of properties we purchase, provide consulting services for or identify negatively affecting our results of operations. To the extent that regions in which our business is concentrated are impacted by an adverse event, we could be disproportionately affected compared to companies whose operations are less geographically concentrated.

Condominiums that we purchase may become subject to damage due to factors outside of our control, which would cause us to suffer a loss.

We purchase investment condominiums from individual investors and sell them mainly to real estate sales companies and also to individual investors. If such investment condominiums that we purchase become subject to damage due to factors outside of our controls, such as fires, flooding, weather related damage such as wind damage, or damage due to vandalism, we may not be able to sell such condominiums at a price higher than which we paid for them, or at all, which would cause us to suffer a loss.

If properties are not available at competitive prices, our sales and results of operations could be adversely affected.

We purchase investment condominiums from individual investors and sell them mainly to real estate sales companies and also to individual investors. We also renovate and resell real estate purchased through voluntary sales and auctions to individual investors and real estate sales companies. Our long-term profitability depends in large part on the price at which we are able to purchase or identify properties. Increases in the price (or decreases in the availability) of suitable properties could adversely affect our profitability. Moreover, changes in the general availability of desirable properties, competition for available properties, limited availability of financing to acquire such properties, zoning regulations that limit housing density, environmental requirements and other market conditions may hurt our ability to identify and obtain, either for purchase or for renovation and purchase, at prices that will allow us to be profitable. If the supply properties that are appropriate for resale or renovation and resale, become more limited because of these factors, or for any other reason, the cost of such properties could adversely affect our results of operations and financial condition.

The real estate industry is highly competitive, and we may not be able to compete effectively.

The real estate industry requires licenses and qualifications to operate but has low barriers to entry due to the small number of facilities needed to operate the business. Under these circumstances, the Company seeks to differentiate itself from its competitors not only by selling real estate, but also by providing comprehensive lifestyle support tailored to customers’ life plans through the purchase of real estate, including the provision of property management and real estate brokerage services. However, despite our efforts, we may not be able to compete effectively which would adversely affect our results of operations and financial condition.

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Our real estate operations are highly regulated.

The real estate sales, brokerage, and management businesses conducted by the Company are regulated by the Real Estate Brokerage Act and other related laws and regulations, and the Company has obtained licenses and approvals from the relevant regulatory authorities for the Real Estate Brokerage License, Condominium Management License, and Rental Housing Management License. To ensure compliance with laws, regulations, and contracts, the Company has established “Risk and Compliance Management Regulations” and conducts in-house training on compliance. At this point in time, there have been no cases of revocation of licenses, permits, or approvals. However, if such licenses, permits, or approvals are revoked or not renewed for some reason in the future, the Company’s business activities may be hindered and its business performance may be affected. In addition, the revision or abolition of these laws and regulations, or the emergence of new legal restrictions in the future may also have an impact on our group’s business performance.

A downturn in the real estate market or changes in industry trends would negatively impact our business.

The real estate industry is susceptible to economic trends, policy interest rate trends, land price trends, real estate sales price trends, real estate taxation, etc. Therefore, a downturn in the real estate market, a significant increase in interest rates, or other changes in the situation could affect the Company’s performance.

Competition for properties may result in fewer opportunities for us to either purchase properties or increase prices for properties, which may impede our growth and materially and adversely affect us.

Our growth depends in part on our ability to identify properties that may be resold or renovated and resold, and we may not be successful in identifying such properties or purchasing such properties on favorable terms, if at all. In addition, we can provide no assurances regarding the availability of, or our ability to source and close real estate deals. Failure to identify or purchase properties on favorable terms, or at all, would impede our growth and materially and adversely affect us.

The consideration paid for properties that we purchase may exceed fair market value, which may harm our financial condition and operating results.

The consideration that we pay for a property will be based upon numerous factors, and the target property may be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that we pay for a property or its appraised value will be a fair price. As a result, a property we purchase may not be able to be sold at a profit, which may substantially harm our operating results and financial condition.

Inflation may adversely affect us by increasing costs beyond what we can recover through price increases.

Inflation can adversely affect us by increasing the costs of property such that we will not be able to afford to purchase properties. In addition, significant inflation is often accompanied by higher interest rates, which have a negative impact on demand for properties that we attempt to purchase and sell.

We may incur significant costs in seeking purchasers for the properties that we purchase.

In order to identify potential purchasers for our properties, we will have to use funds to conduct the necessary research, make connections in the industry and market our properties to potential purchasers. The cost of these activities may be significant and in turn may reduce the profit we are able to realize upon the sale of any of our properties.

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We will compete with numerous other persons and entities for properties that we seek to purchase.

We will be subject to significant competition when we are attempting to purchase properties. We will compete with many third parties engaged in similar business activities. Many of our competitors may have substantially greater financial and other resources than we have and may have substantially more operating experience than us. They may also enjoy significant competitive advantages that result from, among other things, a lower cost of capital. There is no assurance that we will be able to acquire properties on favorable terms, if at all. These factors could adversely affect our results of operations and financial condition.

We face risks associated with property purchases.

We intend to purchase properties and our business activities and their success are subject to the following risks:

●	we may be unable to complete any purchases of properties after making a non-refundable deposit and incurring certain other acquisition-related costs;

●	we may be unable to obtain financing for acquisitions on commercially reasonable terms or at all;

●	acquired properties may fail to sell as expected;

●	the actual costs of selling any of our purchased properties may be greater than our estimates; and

●	acquired properties may be located in new markets in which we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures.

Environmental contamination on properties that we own or have sold could adversely affect our results of operations.

In Japan, under the Soil Contamination Countermeasures Act of Japan (Act No. 53 of 2002, as amended), or the Soil Contamination Countermeasures Act, if a local governor finds that the level of soil pollution in a given area of land due to hazardous or toxic substances exceeds the standards prescribed by the Ministry of the Environment of Japan and that area of land is polluted to such an extent that it has caused or may cause harm to human health, the governor must designate the area of land as a polluted area and the governor may order the current owner of such land to remove or remediate hazardous or toxic substances on or under the land in accordance with a plan for removal and remediation, in principle, whether or not the current owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The environmental surveys that we generally conduct in connection with our properties to discover hazardous or toxic substances in the soil, groundwater, and buildings, may be inadequate to fully uncover the types of problems they are intended to identify, which are often difficult or impossible to detect without special expertise and equipment. The presence of hazardous or toxic substances on our properties, or our failure to properly remediate any such contamination, may adversely affect our ability to sell our properties or borrow using the affected properties as collateral. If hazardous or toxic substances are discovered on any of our properties, the affected properties could fall in value and we may be required to incur substantial unforeseen costs to remediate the underlying hazard and discharge the related environmental liabilities. Furthermore, if actual harm to human health results from the presence of hazardous or toxic substances on our properties, we may incur significant damages, regulatory sanctions, or damage to our brand and reputation. The realization of any of such risks related to environmental contamination could have a material adverse effect on our business, financial condition, and results of operations.

We may incur losses due to defects relating to our properties.

We may be liable for unforeseen losses, damages, or injuries suffered by third parties at properties that we own or sell as a result of defects in such properties. In Japan, pursuant to the Civil Code of Japan (Act No. 89 of 1896, as amended), or the Civil Code, the owner of a structure or property attached to land is strictly liable to a third party who suffers damages due to defects in such structure or property. Our business, financial condition, or results of operations could be adversely affected as a result of our incurring any such liability. We may also incur significant costs to remedy construction defects in properties that we own or sell under warranty.

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Our real estate management business is subject to regulatory and legal risks.

We provide real estate management services such as collection of rent fees, repairs, and restoration of properties to their original condition for investment condominiums. The real estate management industry in Japan is subject to various regulations and legal requirements. Changes in laws related to property management, tenant rights, taxation, or zoning regulations could significantly impact the Company’s operations and profitability. Non-compliance with these regulations could result in fines, legal disputes, or even loss of licenses, affecting the Company’s reputation and financial stability.

Our real estate management business is subject to operational and maintenance risks.

The Company is responsible for the day-to-day management and maintenance of investment condominiums, including collecting rent, handling repairs, and ensuring properties are in optimal condition. Operational challenges such as unexpected maintenance issues, tenant disputes, or property damage could increase operating expenses and strain resources. Inadequate maintenance practices or delays in addressing tenant concerns may lead to tenant dissatisfaction, increased turnover rates, and reputational damage for the Company.

We will be subject to competition in our real estate management business.

The real estate management sector in Japan is highly competitive, with numerous companies offering similar services. Intense competition could lead to pricing pressure, as competitors may undercut prices to attract clients or offer additional incentives. Failure to effectively differentiate the Company’s services or maintain competitive pricing structures could result in loss of market share and decreased profitability.

Our real estate management business relies on relationships with property owners.

The Company relies heavily on its relationships with property owners, real estate developers or investors. Any deterioration in these relationships, disputes over contractual terms, or the inability to renew management agreements could result in the loss of key clients or revenue streams. Furthermore, reliance on a limited number of property owners may increase the Company’s vulnerability to their financial stability and business decisions.

Our real estate financial services are subject to regulatory and compliance risks.

We engage in the financial services and lending business. The financial services and lending business in Japan are heavily regulated, with strict requirements imposed by regulatory authorities such as the Financial Services Agency (FSA). The Company must ensure compliance with all applicable laws, regulations, and licensing requirements governing financial services, including anti-money laundering (AML) and know-your-customer (KYC) regulations. Failure to comply with these regulations could result in fines, penalties, reputational damage, and even the suspension or revocation of licenses, adversely impacting the Company’s operations and financial performance.

The lending business is subject to credit and counterparty risks.

Engaging in lending activities exposes the Company to credit risks associated with borrowers’ defaulting on loans or failing to meet their repayment obligations. Assessing the creditworthiness of borrowers, managing loan portfolios effectively, and implementing robust risk management practices are essential to mitigate these risks. Additionally, reliance on counterparties such as financial institutions or other lenders exposes the Company to counterparty risks, including the risk of default, insolvency, or non-performance by counterparties, which could result in financial losses or disruptions to the Company’s operations.

The lending business is subject to market and economic risks.

The Company’s financial performance is closely linked to the overall economic conditions and real estate market trends in Japan. Economic downturns, fluctuations in property prices, or changes in demand for investment condominiums could impact the company’s revenue, profitability, and loan repayment rates. Moreover, interest rate fluctuations, inflationary pressures, or changes in monetary policies may affect borrowing costs, loan pricing, and the company’s ability to generate returns on its lending activities, posing risks to its financial stability and viability.

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Our real estate consulting services, financial transactions and lending business are subject to operational, transaction and legal risks.

Providing consulting services for the sale of investment condominiums involves various operational and transactional risks, including errors or omissions in property valuations, due diligence, or contract negotiations. Failure to accurately assess market conditions, property risks, or regulatory requirements could lead to financial losses, legal liabilities, and reputational damage for the Company. Moreover, delays or disruptions in transaction processes, financing arrangements, or regulatory approvals may impact revenue recognition and business relationships with clients and partners.

Additionally, engaging in the financial transaction and lending business exposes the Company to various legal and litigation risks, including contractual disputes, loan defaults, foreclosure proceedings, or regulatory investigations. Inadequate documentation, improper loan structuring, or failure to enforce contractual rights could result in legal claims, financial liabilities, and legal expenses for the company. Additionally, changes in laws, regulations, or judicial interpretations may affect the Company’s legal rights, obligations, and liabilities, necessitating ongoing legal compliance and risk management efforts.

Negative publicity would have an adverse effect on the Company’s real estate consulting business.

The Company’s reputation and client relationships are critical to its success in the consulting and financial services industry. Any negative publicity, allegations of misconduct, or breaches of client trust could damage the company’s reputation, erode client confidence, and result in client attrition or loss of business opportunities. Maintaining high ethical standards, transparent communication, and effective client relationship management are essential to mitigate reputational risks and foster long-term client loyalty and trust.

The Company’s brokerage business relies on client relationships.

The Company’s success depends on its ability to establish and maintain strong client relationships, earn client trust, and deliver high-quality brokerage services. Any negative experiences, disputes, or breaches of client trust could damage the Company’s reputation, erode client confidence, and result in client attrition or loss of referral business.

The real estate brokerage industry in Japan is highly competitive.

The real estate brokerage industry in Japan is highly competitive, with numerous brokerage firms and agents vying for clients and listings. Intense competition could lead to pricing pressure, as competitors may undercut commission rates or offer additional incentives to attract clients or secure exclusive listings. Failure to differentiate the Company’s services, establish a strong brand presence, or maintain competitive pricing structures could result in loss of market share, reduced transaction volumes, and decreased profitability, particularly in a saturated or declining market environment.

The Company’s brokerage business is highly regulated and subject to the risk of litigation.

The real estate brokerage industry in Japan is subject to various regulations and licensing requirements imposed by regulatory authorities such as the Ministry of Land, Infrastructure, Transport and Tourism (MLIT) and local governments. The Company must ensure compliance with all applicable laws, regulations, and ethical standards governing real estate brokerage activities, including disclosure requirements, consumer protection laws, and anti-discrimination laws. Failure to comply with these regulations could result in fines, penalties, legal liabilities, and reputational damage, adversely impacting the Company’s operations and business relationships. Additionally, engaging in real estate brokerage services exposes the Company to various legal and litigation risks, including contractual disputes, misrepresentation claims, negligence claims, or breaches of fiduciary duties. Errors or omissions in property listings, valuation reports, or transaction documents could lead to legal claims, financial liabilities, and legal expenses for the Company. Moreover, disputes with clients, counterparties, or regulatory authorities may result in litigation, arbitration, or regulatory enforcement actions, requiring the company to devote resources to legal defense and resolution efforts, which could disrupt its operations and drain financial resources.

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Risks Related to our Crowdfunding Business

Our real estate crowdfunding platform may not operate as we anticipate.

We engage in real estate crowdfunding, where we collect funds from our members through our crowdfunding platform to purchase real estate and distribute the proceeds from the management and sale of these properties. We expect that our crowdfunding platform will continue to attract members and that we will be able to continue to source investment properties for our platform. If our crowdfunding platform experiences technical challenges resulting in our inability to either attract members or identify and source investment properties, then we may need to implement more manpower-intensive strategies to attract members and source investments, which could lead to an increase in expenses and a corresponding decrease in the value of our common shares.

If the security of our investors’ confidential information stored on our crowdfunding platform is breached or otherwise subjected to unauthorized access, their secure information may be stolen.

Our crowdfunding platform may store investors’ bank information and other personally-identifiable sensitive data. Any accidental or willful security breach or other unauthorized access could cause investors’ secure information to be stolen and used for criminal purposes, and investors would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, our crowdfunding platform and any third-party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, could result in a loss of investors, and the value of your investment in us could be adversely affected.

Any significant disruption in service on our crowdfunding platform or in our computer or communications systems could reduce our attractiveness and result in a loss of users.

If a catastrophic event resulted in our crowdfunding platform experiencing an outage and physical data loss, our crowdfunding platform’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our technology and our underlying hosting services infrastructure are critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. Our hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). We also maintain a backup system at a separate location that is owned and operated by a third party. There is no guarantee that access to our crowdfunding platform will be uninterrupted, error-free or secure. Our operations depend on the Hosting Provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to its facilities, our crowdfunding platform could experience interruptions in their service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the Hosting Provider or other third-party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm our relationships with our users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. Any of these factors could prevent us from processing or posting payments on the corresponding investments, damage us and our brand and reputation, divert our employees’ attention, and cause users to abandon our crowdfunding platform.

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If we were to enter bankruptcy proceedings, the operation of our crowdfunding platform and the activities with respect to our operations and business would be interrupted.

If we were to enter bankruptcy proceedings or were to cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Pursuing such alternatives could harm our operations and business by resulting in delays in the disbursement of distributions or the filing of reports or requiring us to pay significant fees to another company that we engage to perform services for us.

Our crowdfunding platform operates on an online distribution model and is, therefore, subject to internet cyber risk.

Our online crowdfunding distribution model could be subject to cyber-attacks aiming to breach our security protocols. We take reasonable and commercial precautions to make our systems as secure as possible, including but not limited to daily back-ups, banking grade hosting solutions, divisions between systems to ensure, for example, that our banking backend cannot be reached via our online distribution network, and continuous monitoring of the systems as well as sequential system checks. However, we cannot fully exclude the possibility of cyber-attacks, third party breaches, software bugs or other forms of internet malfeasance. If any of these events occur, our reputation could be negatively impacted and our future revenues could suffer as a result.

Increasing competition within our emerging industry could have an impact on our business prospects.

The crowdfunding market is an emerging industry where new competitors are entering the market frequently. These competing companies may have significantly greater financial and other resources than we have and may have been developing their products and services longer than we have been developing ours. Increasing competition may have a negative impact on our profit margins.

Risks Related to our Solar Power Generational Facilities Resale Business

We may not make a profit if we sell a solar power generation facility.

We purchase solar power generation facilities from individual investors and sell them mainly to real estate sales companies and also to individual investors. The prices that we can obtain when we sell a solar power generation facility will depend on many factors that are presently unknown, including, among other things, the economy, demographic trends in the area, tax treatment of solar generation investments, and available financing to purchasers. There is a risk that we will not realize any significant profit on any specific solar power generation facility when we sell it.

A solar power generation facility that we purchase may turn out to be subject to litigation or liens that we failed to identify prior to our purchase or become subject to litigation or liens after our purchase, which would cause us to suffer a loss.

A solar power generation facility that we purchase may turn out to be subject to litigation or liens that we failed to identify prior to our purchase or become subject to litigation or liens after our purchase. If this occurs, we would have to expend our own funds in order to remove such liens or contest or settle such litigation, and we may not have such funds available to us at that time. Additionally, we may not be able to sell that solar power generation facility at a price higher than what we paid for it, or at all, which would cause us to suffer a loss.

A solar power generation facility that we purchase may turn out to have structural or other issues that we failed to identify prior to our purchase or may become subject to damage due to factors outside of our control, which would cause us to suffer a loss.

A solar power generation facility that we purchase may turn out to have structural or other issues that we failed to identify prior to our purchase. If we do not identify such issues until after we have already purchased the solar power generation facility, we would have to expend our own funds in order to correct such structural issues, and we may not have sufficient funds available at that time. Additionally, we may not be able to resell that solar power generation facility to a purchaser. Accordingly, we may not be able to sell that solar power generation facility at a price higher than what we paid for it, or at all, which would cause us to suffer a loss. Additionally, if a solar power generation facility that we purchase become subject to damage due to factors outside of our controls, such as fires, flooding, weather related damage such as wind damage, or damage due to vandalism, we may not be able to sell such solar power generation facility at a price higher than which we paid for it, or at all, which would cause us to suffer a loss.

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We may be incorrect in our determination of whether a certain solar power generation facility may be sold at a profit, which could cause us to be unable to resell such solar power generation facility without incurring a loss.

We purchase solar power generation facilities from individual investors and sell them mainly to real estate sales companies and also to individual investors. When identifying a solar power generation facility that we believe may be resold we look for certain factors. One of the most important factors is the remaining term of Feed-in Tariff (FIT) contract on the property because future profitability of the facility largely depends on it. Japan’s FIT system is stipulated in the Act on Special Measures Concerning Procurement of Electricity from Renewable Energy Sources by Electricity Utilities. Under the FIT system, the government mandates energy companies to purchase renewable-generated electricity at price and contract durations set by the Ministry of Economy, Trade and Industry. We also look for the other factors such as installation year, power generation efficiency and repairment history of the facility, and rights on the land on which the facility is installed. We believe that we can purchase the solar power generation facility at a favorable price and then sell it at a profit. However, we may be incorrect in our determination of whether a certain solar power generation facility may be resold at a profit, and if we proceed with purchasing such solar power generation facility, we may be unable to resell it to a purchaser at a higher price than which we paid for it, which would cause us to incur a loss on such solar power generation facility.

Solar power generation facilities that we purchase may become subject to damage due to factors outside of our control, which would cause us to suffer a loss.

We purchase solar power generation facilities from individual investors and sell them mainly to real estate sales companies and also to individual investors. If such solar power generation facilities that we purchase become subject to damage due to factors outside of our controls, such as fires, flooding, weather related damage such as wind damage, or damage due to vandalism, we may not be able to sell such solar power generation facilities at a price higher than which we paid for them, or at all, which would cause us to suffer a loss.

A material reduction in the retail price of traditional utility generated electricity or electricity from other sources could harm our business, financial condition, results of operations and prospects.

The Company’s management believes that many customers will decide to purchase solar or renewable electricity, thus maintaining the need for the solar power generation facilities resold by the Company. This is because customers want to pay lower electricity rates than those offered by traditional electricity providers.

The customer’s decision to choose solar energy may also be affected by the cost of other renewable energy sources. Decreases in the retail prices of electricity from the traditional utilities or from other renewable energy sources would harm our business as it would decrease the need for the solar power generation facilities resold by the Company. The price of electricity from traditional utilities could decrease as a result of:

●	construction of a significant number of new power generation plants, including plants utilizing natural gas, nuclear, coal, renewable energy or other generation technologies;

●	relief of transmission constraints that enable local centers to generate energy less expensively;

●	reductions in the price of natural gas;

●	utility rate adjustment and customer class cost reallocation;

●	energy conservation technologies and public initiatives to reduce electricity consumption;

●	development of new or lower-cost energy storage technologies that have the ability to reduce a customer’s average cost of electricity by shifting load to off-peak times; or

●	development of new energy generation technologies that provide less expensive energy.

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A reduction in utility electricity prices would make the solar power generation facilities resold by the Company less economically attractive. If the retail price of energy available from traditional utilities were to decrease due to any of these reasons, or other reasons, we would be at a competitive disadvantage and our growth would be limited.

Existing electric utility industry regulations, and changes to regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for the solar power generation facilities resold by the Company.

National and local governments regulations and policies concerning the electric utility industry, and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing and the interconnection of customer-owned electricity generation. In Japan and foreign jurisdictions, governments and utilities continuously modify these regulations and policies. These regulations and policies could deter customers from purchasing renewable energy, including the solar power generation facilities resold by the Company. This could result in a significant reduction in the potential demand for the solar power generation facilities resold by the Company.

In addition, any changes to government or internal utility regulations and policies that favor electric utilities could reduce our competitiveness and cause a significant reduction in demand for the solar power generation facilities resold by the Company.

Our growth strategy depends on the widespread adoption of solar power technology.

Although the market for renewable energy is emerging and developing rapidly, the Company’s future success is uncertain. If photovoltaic technology proves unsuitable for widespread commercial deployment, or if demand for photovoltaic equipment is not fully deployed, the Company will not be able to generate sufficient revenues from its resales of solar power generation facilities to achieve profitability and maintain positive cash flow in this sector. Factors that could affect the widespread deployment of solar photovoltaic technology include, but are not limited to.

●	cost-effectiveness of solar power technologies as compared with conventional and non-solar alternative energy technologies;

●	performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;

●	fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

●	continued deregulation of the electric power industry and broader energy industry; and

●	availability of governmental subsidies and incentives.

If we cannot compete successfully against other resellers of solar power generation facilities, we may not be successful in developing our operations and our business may suffer.

The solar and energy industries are characterized by intense competition and rapid technological advances in Japan. We compete with resellers of solar power generation facilities with business models that are similar to ours. Some of these competitors are integrating vertically in order to ensure supply and to control costs. Many of our competitors also have significant brand name recognition and have extensive knowledge of our target markets. Our inability to compete in the marketplace would adversely affect our business, financial condition and operating results.

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Developments in alternative technologies or improvements in distributed solar energy generation may materially adversely affect demand for the solar power generation facilities resold by the Company.

Significant developments in alternative technologies, such as advances in other forms of distributed solar power generation, storage solutions such as batteries, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of centralized power production may materially and adversely affect the demand for solar power generation facilities resold by the Company in ways management does not currently anticipate. Any failure by us to react to changes in existing technologies, could result in decreased revenue and a loss of market share to competitors.

Risks Related to our Planned Real Estate and Pre-Owned Solar Power Generation Facilities Auction Platform

Our planned auction platform will have to comply with applicable regulations.

We aim to establish a real estate auction platform which handles not only condominiums but also pre-owned solar power generation facilities. The auction platform will have to adhere to stringent regulations governing real estate transactions, auctions, and renewable energy projects in Japan. Compliance with laws related to property auctions, real estate brokerage, and renewable energy regulations is essential to avoid legal penalties, fines, and reputational damage. Ensuring compliance with licensing requirements, consumer protection laws, and environmental regulations specific to solar power generation facilities is crucial for maintaining the platform’s credibility and trustworthiness among auction participants.

The success of our planned auction platform will rely on the supply and demand for condominiums and pre-owned solar power generation facilities.

The success of the auction platform hinges on the balance of supply and demand for condominiums and pre-owned solar power generation facilities. Understanding and managing the intricacies of supply and demand dynamics are essential for optimizing auction outcomes and maximizing revenue potential.

Several factors contribute to supply and demand dynamics and pose risks to the platform’s operations:

●	Property Inventory Fluctuations: Fluctuations in property inventory, both for condominiums and pre-owned solar power generation facilities, can significantly impact auction participation and bidding activity. Periods of oversupply may lead to decreased demand and lower auction prices, while limited inventory may create bidding wars and drive prices higher. Unpredictable changes in property inventory levels pose risks to auction outcomes and revenue generation for the platform.

●	Market Demand for Renewable Energy: The demand for pre-owned solar power generation facilities is influenced by various factors, including government incentives, energy policies, and environmental awareness. Changes in government subsidies, shifts in energy policies, or advancements in renewable energy technologies can affect investor interest in solar assets and their willingness to participate in auctions. Anticipating and responding to shifts in market demand for renewable energy assets is crucial for maintaining auction participation and achieving favorable outcomes for solar facility auctions.

●	Condominium Market Trends: The demand for condominiums is influenced by demographic trends, economic conditions, and lifestyle preferences. Factors such as population growth, urbanization, employment opportunities, and affordability constraints impact demand for residential properties and drive market dynamics. Changes in buyer preferences, shifts in market demographics, or economic downturns can affect the demand for condominiums and the success of condominium auctions. Analyzing market trends and adapting auction strategies accordingly is essential for maximizing buyer interest and achieving optimal auction results.

●	Regional and Seasonal Variations: Regional variations in property markets and seasonal fluctuations in demand can affect auction participation and bidding activity. Factors such as location attractiveness, infrastructure development, and local economic conditions influence property demand and market dynamics. Additionally, seasonal factors such as weather patterns, holiday seasons, or vacation periods may impact buyer behavior and affect auction outcomes. Understanding regional market dynamics and accounting for seasonal variations in auction planning and marketing strategies are essential for optimizing auction results across different geographical areas and time periods.

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●	Competitive Landscape: The presence of competing similar auction platforms, real estate brokers, and market intermediaries can influence auction participation and pricing dynamics. Intense competition may lead to bidding wars, higher auction prices, or increased marketing efforts to attract buyers and sellers. Conversely, a saturated market or limited differentiation among auction platforms may result in reduced auction activity and lower transaction volumes. Analyzing the competitive landscape, identifying market niches, and offering value propositions are essential for maintaining a competitive edge and sustaining market leadership in the auction industry.

●	Market Sentiment and Investor Confidence: Market sentiment and investor confidence play a crucial role in driving auction participation and pricing decisions. Positive economic indicators, favorable market conditions, and investor optimism can stimulate demand for properties and increase bidding activity. Conversely, negative economic news, geopolitical tensions, or uncertainty in financial markets may dampen investor confidence and reduce participation in auctions. Monitoring market sentiment, communicating transparently with participants, and fostering trust and credibility are essential for maintaining investor confidence and facilitating successful auction transactions.

Our planned auction platform will be subject to legal and contractual risks.

The prospective auction platform must establish comprehensive legal frameworks, terms of service, and contractual agreements governing auction transactions, property sales, and renewable energy projects. Clear and enforceable contracts help mitigate risks of disputes, misinterpretations, and legal liabilities. Legal risks include potential breaches of contract, misrepresentation claims, disputes over property ownership or condition, and regulatory non-compliance. Ensuring compliance with legal requirements, conducting thorough due diligence, and obtaining legal counsel are essential for protecting the platform’s interests and minimizing legal exposure.

If the security of our user’s confidential information stored on the prospective auction platform is breached or otherwise subjected to unauthorized access, their secure information may be stolen.

The prospective auction platform may store investors’ bank information and other personally-identifiable sensitive data. The prospective auction platform will be hosted in data centers that are compliant with payment card industry security standards and the website will use daily security monitoring services. However, any accidental or willful security breach or other unauthorized access could cause investors’ secure information to be stolen and used for criminal purposes, and investors would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the prospective auction platform and its third party hosting facilities may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many prefectures have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our prospective users to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, could result in a loss of investors, and the value of your investment in us could be adversely affected.

Any significant disruption in service on the prospective auction platform or in its computer or communications systems could reduce their attractiveness and result in a loss of users.

If a catastrophic event resulted in the prospective auction platform outage and physical data loss, the prospective auction platform’s ability to perform its obligations would be materially and adversely affected. The satisfactory performance, reliability, and availability of our prospective technology and our underlying hosting services infrastructure will be critical to our operations, level of customer service, reputation and ability to attract new users and retain existing users. There is no guarantee that access to the prospective auction platform will be uninterrupted, error-free or secure. Our prospective auction platform operations will depend on our hosting provider’s ability to protect its and our systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events. If our arrangement with the hosting provider is terminated, or there is a lapse of service or damage to its facilities, the prospective auction platform could experience interruptions in their service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our service, whether as a result of an error by the hosting provider or other third party error, our own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm our relationships with our prospective users and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Any of these factors could prevent us from processing or posting payments on the corresponding investments, damage us and our brand and reputation, divert our employees’ attention, and cause users to abandon the prospective auction platform.

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Inappropriate business behavior of users via our prospective auction platform could result in reputational or financial damage to our business.

We aim to establish a real estate auction platform which handles not only condominiums but also pre-owned solar power generation facilities. By providing this auction platform, there is a possibility that inappropriate business behavior exhibited by any of the entrepreneurs who are putting either condominiums or pre-owned solar power generation facilities up for auction through our action platform could result in reputational or financial damages to us. We anticipate enforcing a thorough due diligence process for all users of our prospective platform and we anticipate requiring participating members to sign legally binding terms of use releasing us from any responsibility for impropriety or misdeed. Nevertheless, the prospective users of the auction platform might regard us as being responsible for any inappropriate behavior of the user and this could result in reputation damage to us that could impact our future revenues.

Our prospective auction platform will operate on an online model and will, therefore, be subject to internet cyber risk.

Our prospective online auction model could be subject to cyber-attacks aiming to breach our security protocols. We anticipate taking reasonable and commercial precautions to make our online auction system as secure as possible, including but not limited to daily back-ups, banking grade hosting solutions, divisions between systems to ensure, for example, that our banking backend cannot be reached via our online distribution network, and continuous monitoring of the systems as well as sequential system checks. However, we cannot fully exclude the possibility of cyber-attacks, third party breaches, software bugs or other forms of internet malfeasance. If any of these events occur, our reputation could be negatively impacted and our future revenues could suffer as a result.

Risks Related to Financing

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowings with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt.

Our policies do not limit us or our subsidiary entities from incurring debt. We intend to borrow as much as possible. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants.

We may require additional capital in the future and may not be able to secure adequate funds on terms acceptable to us.

The expansion and development of our business may require significant capital, which we may be unable to obtain, to fund our capital expenditures and operating expenses, including working capital needs. We may fail to generate sufficient cash flow from the sales of our commercial and residential properties and land or from other financing sources in order to meet our cash requirements. Further, our capital requirements may vary materially from those currently planned if, for example, our revenues do not reach, or our costs exceed, expected levels or we have to incur unforeseen capital expenditures to maintain our competitive position. If this is the case, we may require additional financing sooner than anticipated or we may have to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities.

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To a large extent, our cash flow generation ability is subject to general economic, financial, competitive, legislative and regulatory factors and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to fund our liquidity needs. As a result, we may need to refinance all or a portion of our indebtedness, on or before its maturity, or obtain additional equity or debt financing. We cannot assure you that we will be able to do so on commercially reasonable terms, if at all. Any inability to generate sufficient cash flow, refinance our indebtedness or incur additional indebtedness on commercially reasonable terms could adversely affect our financial condition and could cause us to be unable to service our debt and may delay or prevent the expansion of our business.

Risks Related to our Corporate Structure

Investors will not receive the benefit of the regulations provided to real estate investment trusts or investment companies.

We are not a real estate investment trust and enjoy a broader range of permissible activities. Under the Investment Company Act of 1940, an “investment company” is defined as an issuer which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities; is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 percent of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.

We intend to operate in such manner as not to be classified as an “investment company” within the meaning of the Investment Company Act of 1940 as we intend on only buying and selling real estate. The investment practices and policies of ours are not supervised or regulated by any federal or state authority. As a result, investors will be exposed to certain risks that would not be present if we were subjected to a more restrictive regulatory situation.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted.

If we are ever deemed to be an investment company under the Investment Company Act of 1940, we may be subject to certain restrictions including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities.

In addition, we may have imposed upon us certain burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy, compliance policies and procedures and disclosure requirements and other rules and regulations.

The exemption from the Investment Company Act of 1940 may restrict our operating flexibility. Failure to maintain this exemption may adversely affect our profitability.

We do not believe that at any time we will be deemed an “investment company” under the Investment Company Act of 1940 as we do not intend on trading or selling securities. Rather, we intend to only buy and sell real estate. However, if at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended (referred to in this Offering as the “1940 Act”). Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”. To qualify for this exemption, we must ensure our asset composition meets certain criteria. Generally, 55% of our assets must consist of qualifying mortgages and other liens on and interests in real estate and the remaining 45% must consist of other qualifying real estate-type interests. Maintaining this exemption may adversely impact our ability to acquire or hold investments, to engage in future business activities that we believe could be profitable, or could require us to dispose of investments that we might prefer to retain. If we are required to register as an “investment company” under the 1940 Act, then the additional expenses and operational requirements associated with such registration may materially and adversely impact our financial condition and results of operations in future periods.

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Risks Related to Insurance

We may suffer losses that are not covered by insurance.

Certain weather and environmental events, such as fire, lightning, bursts and explosions, wind, hail, snow, and water damage, can cause damage to real estate. Fire insurance policies can be acquired to prepare for such events. In addition, earthquake insurance can be purchased along with fire insurance. Even in the event of an unprecedented disaster such as the Great East Japan Earthquake, earthquake insurance is a highly public insurance policy operated under the Earthquake Insurance Law, which by law as of 31 December 2023 guarantees insurance payments of up to ¥12 trillion ($91 billion) per earthquake. However, not all perils are covered by insurance, as some are subject to insurance exclusions. For example, earthquake insurance does not pay out if there is no damage to the building itself, but only to gates, fences, or hedges, nor does it pay out for damage caused by war, civil war, or other similar events or riots. Damage caused by land subsidence, uplift, movement, or vibration. will also not be paid.

In the event of a significant loss, insurance coverage may be insufficient to pay the full market value or general reacquisition cost of the underlying property. Factors such as inflation, changes in building codes and ordinances, and environmental considerations may make it impossible to replace the underlying property with insurance proceeds if the underlying property is damaged or destroyed. Under these circumstances, the insurance proceeds received may be insufficient to restore the property.

Risks Related to this Offering and Ownership of the Common Shares

Even if the common shares are listed on the NYSE American or the Nasdaq, there can be no assurance that we will be able to comply with the continued listing standards of the NYSE American or the Nasdaq.

Prior to this offering, there has been no public market for our common shares. As a condition to consummating this offering, our common shares offered in this prospectus must be listed on the NYSE American or the Nasdaq. Accordingly, in connection with the filing of the registration statement of which this prospectus forms a part, we will apply to list our common shares on the NYSE American or the Nasdaq under the symbol “[___].” Assuming that our common shares are listed, after the consummation of this offering there can be no assurance any broker will be interested in trading our common shares. Therefore, it may be difficult to sell your common shares if you desire or need to sell them. Our underwriters are not obligated to make a market in our common shares, and even if it makes a market, it can discontinue market making at any time without notice. Neither we nor the underwriters can provide any assurance that an active and liquid trading market in our common shares will develop or, if developed, that such market will continue.

Once our common shares are approved for listing on the NYSE American or the Nasdaq, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying the continued listing requirements of the NYSE American or the Nasdaq. Our failure to continue to meet these requirements may result in our common shares being delisted from the NYSE American or the Nasdaq.

The price of our common shares could be subject to rapid and substantial volatility.

There have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent initial public offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our common shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of the common shares.

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In addition, if the trading volumes of the common shares are low, persons buying or selling in relatively small quantities may easily influence prices of the common shares. This low volume of trades could also cause the price of the common shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of the common shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of the common shares. As a result of this volatility, investors may experience losses on their investment in the common shares. A decline in the market price of the common shares also could adversely affect our ability to sell additional common shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the common shares will develop or be sustained. If an active market does not develop, holders of the common shares may be unable to readily sell the common shares they hold or may not be able to sell their common shares at all.

Even if the common shares are approved for listing on the NYSE American or the Nasdaq, there is no guarantee that we will be able to maintain such listing for any period of time by perpetually satisfying the NYSE American’s or the Nasdaq’s continued listing requirements. Our failure to continue to meet these requirements may result in the common shares being delisted from the NYSE American or the Nasdaq.

The price of the common shares may fluctuate substantially.

The price for the common shares in this offering will be determined by us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. You may not be able to sell your common shares at or above the offering price or at any other price or at the time that you would like to sell. You should consider an investment in the common shares to be risky, and you should invest in the common shares only if you can withstand a total loss and wide fluctuations in the market value of your investment. Some factors that may cause the market price of the common shares to fluctuate, in addition to the other risks mentioned in this section of the prospectus, are:

●	any failure to meet or exceed revenue and financial projections we provide to the public;

●	actual or anticipated variations in our quarterly financial condition and operating results or those of other companies in our industry;

●	our failure to meet or exceed the estimates and projections of the investment community;

●	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

●	additions or departures of our key management personnel;

●	issuances by us of debt or equity securities;

●	litigation involving our Company, including shareholder litigation; investigations or audits by regulators into the operations of our Company; or proceedings initiated by our competitors, franchisees, or customers;

●	changes in the market valuations of similar companies;

●	common shares price and volume fluctuations attributable to inconsistent trading volume levels of the common shares;

●	significant sales of the common shares by our insiders or our shareholders in the future;

●	the trading volume of the common shares in the United States; and

●	general economic and market conditions.

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These and other market and industry factors may cause the market price and demand for the common shares to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their common shares and may otherwise negatively affect the liquidity of the common shares. Future market fluctuations may also materially adversely affect the market price of the common shares.

In the past, following periods of volatility in the market price of a company’s securities, shareholders have often instituted securities class action litigation against that company. Any such class action suit or other securities litigation would divert the attention of our senior management, require us to incur significant expense and, whether or not adversely determined, could materially adversely affect our business, financial condition, results of operations and prospects.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the price of the common shares and trading volume could decline.

The trading market for the common shares depends in part on the research and reports that securities or industry analysts publish about us or our business. If few or no securities or industry analysts cover us, the trading price for the common shares would be negatively impacted. If one or more of the analysts who covers us downgrades the common shares, publishes incorrect or unfavorable research about our business, ceases coverage of our Company, or fails to publish reports on us regularly, demand for the common shares could decrease, which could cause the price of the common shares or trading volume to decline.

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of the common shares. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our businesses and cause the price of the common shares to decline.

As a controlled company, we are not subject to all of the corporate governance rules of the NYSE American or the Nasdaq.

As of the date of this prospectus, Yuji Sekino, our Chief Executive Officer and Director, beneficially owned an aggregate of 7,080,000 common shares, which represents approximately 62.9% of the voting power of our outstanding common shares, directly and indirectly through RECON MARK, INC. Following this offering, Mr. Sekino will control approximately [____]% of the voting power of our outstanding common shares if all the common shares being offered are sold.

If we obtain a listing on the NYSE American or the Nasdaq, we will be a “controlled company” as defined in Section 801(a) of NYSE American or Rule 5615(c)(1) of the Nasdaq listing standards because more than 50% of our voting power will be held by Mr. Sekino after the offering. As a “controlled company,” we are exempt by Section 801(a) of NYSE American or Rule 5615(c)(1) of the Nasdaq listing standards from the requirements of Sections 802(a), 804, and 805 of NYSE American or Rule 5605(b), (d) and (e) of the Nasdaq listing standards that would otherwise require us to have (i) a majority of the Board of Directors consist of “independent” directors under the listing standards of the NYSE American or the Nasdaq, (ii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting the requirements of the NYSE American or the Nasdaq, and (iii) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of the NYSE American or the Nasdaq. Consequently, we are exempt from independent director requirements of Sections 802(a), 804, and 805 of NYSE American or Rule 5605(b), (d) and (e) of the Nasdaq listing standards, except for the requirements under Section 802(c) of NYSE American or Rule 5605(b)(2) of the Nasdaq thereof pertaining to executive sessions of independent directors and those under Section 803(B)(2) of the NYSE American or Rule 5605(c)(2)(A) of the Nasdaq pertaining to the Audit Committee. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE American or the Nasdaq. See “Prospectus Summary—Implications of Being a Controlled Company.”

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If the voting power of our capital stock continues to be highly concentrated, it may prevent you and other minority shareholders from influencing significant corporate decisions and may result in conflicts of interest.

Following the completion of this Offering, management will control approximately [____]% of the voting power of our outstanding common shares if all the common shares being offered are sold. As a result, management will have majority voting power over all matters requiring shareholder votes, including: the election of directors; mergers, consolidations and acquisitions; the sale of all or substantially all of our assets and other decisions affecting our capital structure; amendments to our certificate of incorporation or our bylaws; and our winding up and dissolution.

This concentration of voting power may delay, deter or prevent acts that would be favored by our other shareholders. The interests of management may not always coincide with our interests or the interests of our other shareholders. This concentration of voting power may also have the effect of delaying, preventing or deterring a change in control of us. Also, management may seek to cause us to take courses of action that, in their judgment, could enhance their investment in us, but which might involve risks to our other shareholders or adversely affect us or our other shareholders, including investors in this offering. As a result, the market price of our common shares could decline or shareholders might not receive a premium over then-current market price of our common shares upon a change in control. In addition, this concentration of voting power may adversely affect the trading price of our common shares because investors may perceive disadvantages in owning shares in a company with significant shareholders. See “Executive Compensation” and “Description of Share Capital.”

Our common shares may be subject to the “penny stock” rules in the future. It may be more difficult to resell securities classified as “penny stock.”

Our common shares may be subject to “penny stock” rules (generally defined as non-exchange traded stock with a per-share price below $5.00) in the future. While our common shares will not be considered “penny stock” following this offering since they will be listed on the NYSE American or the Nasdaq, if we are unable to maintain that listing and our common shares is no longer listed on the NYSE American or the Nasdaq, unless we maintain a per-share price above $5.00, our common shares will become “penny stock.” These rules impose additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to persons other than those who qualify as “established customers” or “accredited investors.” For example, broker-dealers must determine the appropriateness for non-qualifying persons of investments in penny stocks. Broker-dealers must also provide, prior to a transaction in a penny stock not otherwise exempt from the rules, a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, disclose the compensation of the broker-dealer and its salesperson in the transaction, furnish monthly account statements showing the market value of each penny stock held in the customer’s account, provide a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser’s written agreement to the transaction.

Legal remedies available to an investor in “penny stocks” may include the following:

● If a “penny stock” is sold to the investor in violation of the requirements listed above, or other federal or states securities laws, the investor may be able to cancel the purchase and receive a refund of the investment.

● If a “penny stock” is sold to the investor in a fraudulent manner, the investor may be able to sue the persons and firms that committed the fraud for damages.

These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common shares and may affect your ability to resell our common shares.

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Many brokerage firms will discourage or refrain from recommending investments in penny stocks. Most institutional investors will not invest in penny stocks. In addition, many individual investors will not invest in penny stocks due, among other reasons, to the increased financial risk generally associated with these investments.

For these reasons, penny stocks may have a limited market and, consequently, limited liquidity. We can give no assurance at what time, if ever, our common shares will not be classified as a “penny stock” in the future.

If you purchase common shares in this offering, you will experience immediate dilution.

If you purchase common shares in this offering, you will experience immediate dilution of $[___] per common share in the net tangible book value of your common shares after giving effect to this offering at an assumed public offering price of $[____] per common share because the price that you pay will be substantially greater than the net tangible book value per common share that you acquire. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

If the benefits of any proposed acquisition do not meet the expectations of investors, shareholders or financial analysts, the market price of our common shares may decline.

If the benefits of any proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our common shares prior to the closing of the proposed acquisition may decline. The market values of our common shares at the time of the proposed acquisition may vary significantly from their prices on the date the acquisition target was identified.

In addition, broad market and industry factors may materially harm the market price of our common shares irrespective of our operating performance. The stock market in general has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial conditions or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on many factors on which the common shareholders may determine not to do so.

The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, or our board of directors only once during a business year, and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. Therefore, you may not receive any dividends on your common shares for the foreseeable future, and the success of an investment in the common shares will depend upon any future appreciation in its value. Moreover, any ability to pay may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Consequently, investors may need to sell all or part of their holdings of our common shares after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the common shares will appreciate in value or even maintain the price at which our shareholders have purchased the common shares.

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Sales of a substantial number of our common shares in the public markets by our existing shareholders in the future could cause the price of the common shares to fall.

Sales of a substantial number of our common shares in the public market in the future or the perception that these sales might occur, could depress the market price of the common shares and could impair our ability to raise capital through the sale of additional equity securities from time to time. We are unable to predict the effect that any such sales may have on the prevailing market price of the common shares.

The future issuance of additional common shares in connection with our stock acquisition rights or other incentives, convertible bonds, acquisitions or otherwise may adversely affect the market of the common shares.

At the time of this filing, we had 337,800 common shares issuable upon exercise of outstanding stock acquisition rights at a weighted average exercise price of ¥1 ($0.01) per share. If and when these stock acquisition rights are exercised for our common shares, the number of common shares outstanding will increase. Such an increase in our outstanding securities, and any sales of such shares, could have a material adverse effect on the market for the common shares, and the market price of the common shares.

We currently plan to continue granting stock acquisition rights and other incentives so that we can continue to secure talented personnel in the future. Any common shares issued in connection with the exercise of outstanding stock acquisition rights would dilute your ownership interest.

The right of holders of common shares to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make any such rights available to the holders of common shares in the United States unless we register such rights and the securities to which such rights relate under the Securities Act or an exemption from the registration requirements is available. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act.

Risks Related to Tax

We may incur significant taxation from an investigation by the tax authority in Japan.

In Japan, every two to five years, the Japanese tax authority investigates Japanese companies to check the tax filing and determine whether their tax treatment is appropriate. If the tax authority investigates our tax treatment and determines our tax treatment is not appropriate, or if we and the tax authority have different views on tax treatments, we may have to pay a burden taxation.

Future Real Estate Institute Inc., a subsidiary of the Company, underwent a tax investigation by the Japanese tax authorities for its consumption tax returns for the taxable years from 2020 through 2022. The liabilities on the consumption tax exposure were determined to be in the aggregate ¥3.23 million (approximately US$23 thousand) which consists of the additional consumption tax of ¥2.83 million (approximately US$20 thousand) and tax penalties of ¥0.40 million (approximately US$3 thousand), for the taxable year of 2020 based on the outcome of the tax investigation which concluded in October 2023. The additional consumption taxes and tax penalties were paid in December 2023.

If the tax authority determines that our tax treatment is not appropriate in the future tax investigations, we may face additional taxes and related tax penalties. These additional taxes may materially and adversely impact our financial condition and results of operations in future periods.

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Risks Related to Restrictions on Foreign Investment

We may face restrictions on foreign investment related to Foreign Exchange and Foreign Trade Act in Japan.

If we develop a new business or plan a merger or acquisition, we have to consider the impact from restrictions of foreign investment under the Foreign Exchange and Foreign Trade Act, as amended (the “FEFTA”), in Japan. We intend to list our common shares on the NYSE American or the Nasdaq. In this case, an investment in our Company may be deemed as an inward direct investment as set forth in the FEFTA. When it is applicable, certain acquisitions of shares in Japan from foreign investors may be subject to prior notification or a post-investment report. Under the FEFTA, when foreign investors acquire our common shares in a transaction that is considered as an inward direct investment or a specified acquisition, they are required to file a notification or report with the Japanese government via the Bank of Japan, subject to limited exemptions. Therefore, if we develop a new business or plan a merger or acquisition in the future, we have to consider the impact from restriction of foreign investment in Japan, and if there is any impact due to the application of this regulation, we may have to forego such new business or plans, which may materially and adversely impact our financial condition and results of operations in future periods.

Risks Related to the Prospective Expansion to the U.S. Markets

In expanding our business to the U.S. and other foreign countries, our operations are regulated by the laws and regulations of those countries or regions.

Our planned business expansion into the U.S. and other foreign countries will require us to operate in compliance with the civil, commercial, corporate laws, real estate transaction laws, tax laws, and other laws and regulations of the relevant country or region. In developing our business, we intend to investigate such laws and regulations, establish the necessary systems, and operate our business in compliance with such laws and regulations. However, in the event that a violation of such laws or regulations is discovered, we may be subject to penalties such as suspension of business, fines, or revocation of licenses and qualifications by the regulatory authorities in the relevant country or region, which may ultimately have an adverse effect on our business performance and financial position.

As we expand our business into the United States and other foreign countries, our operating results and financial condition may be affected by economic and political conditions in those countries or regions.

When we plan to expand our business into the U.S. and other foreign countries, we intend to do so after conducting sufficient research and analysis of the economic and political conditions in those countries or regions. However, if unforeseen circumstances arise that cannot be predicted by our research and analysis, they may adversely affect our business performance and financial position.

In expanding our business to the U.S. and other foreign countries, we may not be able to secure the human resources and business alliances necessary to operate our business.

In the course of our planned business expansion into the U.S. and other foreign countries, we may recruit and hire personnel necessary for our business operations. In addition, we plan to seek business alliances and other arrangements necessary for our business operations. However, we may not be able to secure such personnel or business alliances, which may lead to a total or partial suspension or stagnation of our business operations.

In expanding our business to the U.S. and other foreign countries, we must adapt to the business customs or culture of the country or region.

Our planned expansion into the U.S. and other foreign countries will require us to adapt to the business customs or culture of the country or region. We intend to address these barriers through collaboration and cooperation with companies and personnel with local business experience. However, failure to adapt to such business practices and cultures could result in reputational and reputational damage, which could adversely affect our business results and financial condition.

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In conducting business in the U.S. and other foreign countries, we may encounter natural disasters due to the geography of those countries or regions.

In the course of our planned business expansion into the U.S. and other foreign countries, there is a possibility that our products and other assets may be damaged by natural disasters in those countries or regions. We plan to take disaster risk into consideration when selecting products and purchasing insurance to protect against natural disaster damage. However, if a disaster occurs unexpectedly or we are unable to obtain insurance under sufficient conditions, the value of our assets may be damaged, and our business performance and financial position may be adversely affected as a result.

USE OF PROCEEDS

We estimate that we will receive approximately US$[___] million in net proceeds from the assumed sale of [___] common shares offered by us in this offering (or approximately US$[___] million if the underwriters exercise in full their option to purchase up to [___] additional common shares from us), based on an assumed public offering price of US$[___] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses of approximately US$[___] million payable by us if the underwriters do not exercise the over-allotment option (or approximately US$[___] million payable by us if the underwriters exercise the over-allotment option in full).

We intend to use the net proceeds from this offering as follows:

●	approximately 60% for funds for mergers and acquisitions of other businesses;

●	approximately 10% for development of the auction platform for investment condominiums and pre-owned solar power generation facilities; and

●	approximately 30% for general corporate purposes, such as funds to purchase investment condominiums, and working capital.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, has no agreements or commitments for particular uses of the net proceeds from this offering, and our management will have discretion in allocating the net proceeds. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our expansion and development efforts, whether or not we enter into strategic transactions, our general operating costs and expenditures, and the changing needs of our businesses.

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Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately US$[____] million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us. We may also increase or decrease the number of shares we are selling in this offering. An increase (decrease) of 100,000 in the number of shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately US$[____] million, assuming the assumed initial public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us. Any increase or decrease in the estimated proceeds from the offering is not expected to have a material effect on our operations given the discretion we will have in the application and use thereof.

We believe that our funds and the net proceeds from this offering will be sufficient to continue our businesses and operations as currently conducted through 2025; however, changing circumstances may cause us to consume capital significantly faster than we currently anticipate.

To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We have not paid annual dividends to shareholders in the past. The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business. The agreements into which we may enter in the future, including indebtedness, may impose limitations on our ability to pay dividends or make other distributions on our capital stock. See “Risk Factors—Risks Related to this Offering and Ownership of the Common Shares—The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders, will depend on many factors, and the common shareholders may not approve.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents, debt and capitalization as of December 31, 2023:

●	on an actual basis; and

●	on a pro forma basis to give effect to the above and the assumed issuance of [_________] common shares in this offering at an assumed initial public offering price of [____] per share, after deducting underwriting discounts and commissions of US$[__________] and estimated offering expenses of US$[_________] payable by us, as set forth in this prospectus.

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You should read the following table in conjunction with the sections entitled “Use of Proceeds”, “Selected Consolidated Financial Information and Operating Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our financial statements and the related notes thereto included elsewhere in this prospectus.

	As of December 31, 2023
	Actual (Audited)	Pro Forma (1)

Cash and cash equivalents	$4,283,778	$

Short-term loans and bond payables	3,597,710
Bank and other borrowings, current	868,912
Bank and other borrowings, non-current	6,402,164
Total debts	10,868,786

Shareholders’ equity:
Common shares, 30,000,000 shares authorized, 11,260,000 shares issued and outstanding, with no stated value, on an actual basis; and ____________ shares authorized, [___________] shares issued and outstanding, with no stated value, on a pro forma basis	364,664
Additional paid-in capital	41,822
Retained earnings	905,755
Accumulated other comprehensive loss	(256,852)
Total shareholders’ equity	1,055,389
Total capitalization	$11,924,175	$

(1)	The pro forma information above is illustrative only and will be further adjusted based on the actual public offering price and other terms of this offering determined at pricing. The number of common shares to be outstanding immediately after this offering is based on the assumed issuance of [_______] common shares in this offering and does not include (i) up to [______] common shares issuable upon the exercise in full by the underwriters of their option to purchase additional common shares from us based upon an assumed offer and sale of [_________] common shares at an assumed public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) the number of common shares underlying 337,800 stock acquisition rights (with an exercise price of ¥1 (US$0.01) per common share) equal to 3% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the NYSE American or the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement.

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DILUTION

Purchasers of common shares in this offering will experience immediate and substantial dilution to the extent of the difference between the initial public offering price per common share paid by the purchasers of the common shares in this offering and the pro forma, as adjusted net tangible book value per common share immediately after, and giving effect to, this offering. Dilution results from the fact that the initial public offering price per common share in this offering is substantially in excess of the net tangible book value per common share attributable to the issued and outstanding common shares held by our existing shareholders.

Our historical net tangible book value per common share is determined by dividing our net tangible book value, which is the book value of our total assets less the book value of our goodwill, intangible assets, deferred initial public offering costs and total liabilities, by the number of outstanding common shares. As of December 31, 2023, the historical net tangible book value of our common shares was US$(3,112,953), or US$(0.28) per common share.

After giving effect to the (i) assumed sale by us of [___________] common shares in this offering at an assumed initial public offering price of US$[__] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) receipt by us of the net proceeds of this offering, after deduction of the underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2023 have been US$[__________] thousand, or US$[__] per common share. The pro forma net tangible book value per common share immediately after the offering is calculated by dividing the pro forma net tangible book value of US$[__________] thousand by [________] common shares (which is the pro forma common shares outstanding as of December 31, 2023). The difference between the initial public offering price per common share and the pro forma net tangible book value per common share represents an immediate increase in net tangible book value of US$[__] per common share to our existing shareholders, and an immediate dilution in net tangible book value of US$[__] per common share to purchasers of common shares in this offering.

The following table illustrates this dilution to purchasers in this offering on a per common share basis:

Assumed initial public offering price per common share		$

Net tangible book value per common share before this offering (as of December 31, 2023)	$

Increase in net tangible book value per common share attributable to purchasers in this offering	$

Pro forma net tangible book value per common share immediately after this offering		$

Dilution in pro forma net tangible book value per common share to purchasers in this offering		$

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The following table summarizes, as of December 31, 2023, on the pro forma basis described above, the differences between the number of common shares purchased from us, the total consideration paid to us in cash, and the weighted average price per common share that our existing shareholders and the new purchasers in this offering paid. The total consideration below is based on an assumed initial public offering price of US$[_____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Common shares			Total Consideration
	Number	Percent		Amount	Percent		Weighted Average Price Per Share
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total		100%		$	100%		$

Each US$1.00 increase (decrease) in the assumed initial public offering price of US$[____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by USUS$[_______] and US$[_____] per share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by [____]%, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by [___]%, assuming the number of common shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions payable by us.

Similarly, an increase (decrease) of 100,000 in the number of common shares offered by us in this offering, as set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by purchasers in this offering and the weighted average price per share paid by all shareholders by US$[______] and US$[____] per share, respectively, and in the case of an increase, would increase the percentage of total consideration paid by purchasers in this offering by [___]%, and in the case of a decrease, would decrease the percentage of total consideration paid by purchasers in this offering by [___]%, assuming the assumed initial public offering price of US$[_____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus) remains the same, and after deducting the underwriting discounts and commissions payable by us.

The table and information above assume no exercise by the underwriters of their option to purchase additional common shares in this offering. If the underwriters exercise in full their option to purchase up to [______] additional shares from us based upon an assumed offer and sale of [____] common shares at an offering price of US$_[___] per shares, the pro forma net tangible book value per share immediately after this offering would be US$[_____] per share, and the dilution in pro forma net tangible book value per share to purchasers in this offering would be US$[___] per share, in each case assuming an assumed initial public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Based upon an assumed offer and sale of [________] common shares at an offering price of US$[_____] per common share (which is the midpoint of the price range set forth on the cover page of this prospectus), if the underwriters exercise in full their option to purchase up to [________] additional common shares from us, the number of common shares held by purchasers in this offering would be increased to [______] common shares, or [___]% of the total number of common shares outstanding immediately after this offering, and the percentage of common shares held by our existing shareholders would be reduced to [___]% of the total number of common shares outstanding immediately after this offering.

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The foregoing tables and calculations are based on the number of common shares that will be outstanding immediately following the offering, and exclude (i) up to [______] common shares issuable upon the exercise in full by the underwriters of their option to purchase additional common shares from us based upon an assumed public offering price of US$[____] per share (which is the midpoint of the price range set forth on the cover page of this prospectus), and (ii) the number of common shares underlying 337,800 stock acquisition rights (with an exercise price of ¥1 (US$0.01) per common share) equal to 3% of the issued and outstanding common shares on a fully diluted basis as of the day prior to the successful listing on the NYSE American or the Nasdaq, subject to adjustment as provided in the stock acquisition rights agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarize the significant factors affecting our operating results, financial condition, liquidity, and cash flows for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. The forward-looking statements contained herein are based on management’s judgment, assumptions made by management and information currently available to it. Actual results could differ materially from those discussed or implied in the forward-looking statements as a result of various factors, including those described below and elsewhere in this prospectus, particularly in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

Business Overview

We are a Japanese real estate company providing a one-stop service that includes in-house procurement, sales, management, and operational support for investment condominiums and solar power generation facilities. We provide various services related to real estate under the two domains, “GATES AUCTION” and “GATES FUNDING”.

Currently we are engaged in the following businesses:

GATES AUCTION

●	We purchase investment condominiums and solar power generation facilities from individual investors and sell them primarily to real estate sales companies and individual investors;

●	We renovate and resell real estate purchased through voluntary sales and auctions to real estate sales companies and individual investors;

●	We provide real estate management services such as collection of rent fees, repairs, and restoration of properties to their original condition for investment condominiums;

●	We provide consulting services for the sale of investment condominiums;

●	We provide real estate brokerage services; and

●	We provide real estate leasing services.

GATES FUNDING

●	We operate in the financial services sector, offering a real estate crowdfunding platform, where we raise funds from our members to purchase real estate properties and distribute the proceeds from their management and sale. Additionally, we provide lending services.

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Since our inception, we have compiled and analyzed a growing database of real estate ownership information (approximately 600,000 properties). This has enabled us to develop a proprietary algorithm that assesses the likelihood of a specific owner needing to sell their property, evaluating factors such as the property purchased, the purchase date, other properties owned, and the estimated occupation of the owner. We continuously update and maintain the database to ensure we leverage the most up-to-date and relevant information for our real estate transactions.

Our Mission “Real Estate Around the World in Your Hand”

Our mission is to create a world where everyone can freely and fairly build assets through real estate, under our corporate message of “Real Estate Around the World in Your Hand”. We lower the threshold for purchasing and investing in real estate and create a transparent and fair market in which everyone can participate. Through our innovative technology and business model, we provide a new form of asset building and help our clients achieve financial freedom and a fulfilling life. To realize our mission, we aim to develop a platform that enables real estate investment beyond national borders. In addition to our proprietary knowledge, we provide a safe, transparent, and efficient environment for real estate transactions by utilizing cutting-edge AI technology, and seamlessly connect investors and real estate around the world to create new investment opportunities.

For the years ended December 31, 2023 and 2022, the Company reported revenues of US$108,703,609 and US$109,799,089, respectively, net loss of US$35,622 and net income of US$55,028, respectively, and had net cash used in operating activities of US$1,992,181 and net cash provided by operating activities of US$3,353,265, respectively. As stated in the consolidated financial statements, as of December 31, 2023 and 2022, the Company had retained earnings of US$905,755 and US$945,772.

Organizational Structure

The following diagram reflects our current organizational structure as of the date of this prospectus:

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GATES GROUP Inc. is a Japanese corporation formed in Japan on May 1, 2018. GATES GROUP Inc. has three wholly owned subsidiaries, GATES Inc., a Japanese corporation, established on August 1, 2011, Gates enterprise Inc., a Japanese corporation, established on January 6, 2020, and GATES USA Inc, a U.S. corporation, established on August 5, 2024.

GATES Inc. has three wholly owned subsidiaries, including Chuo Kanzai Inc., a Japanese corporation, established on May 9, 2006, Future Real Estate Institute Inc., a Japanese corporation, established on December 25, 2019, and G.I.F.T Co., Ltd., a Japanese corporation, established on July 24, 2012.

GATES Inc. engages in sales and brokerage of used condominiums for investment and used solar power generation facilities as well as real estate crowdfunding.

GATES enterprise Inc. engages in the real estate leasing, management and brokerage business.

Chuo Kanzai Inc. engages in sales and brokerage of real estate, primarily for voluntary sales.

Future Real Estate Institute Inc. engages in sales and brokerage of real estate, primarily for voluntary sales.

G.I.F.T Co., Ltd. engages in the financial transaction business and the lending business.

GATES USA Inc is a non-operating entity as of the date of this prospectus. We plan to conduct the procurement and sales of lands and condominiums in the U.S. through this entity, but have not yet commenced any specific business.

Our Strategy

We are considering the following strategies aimed at expanding our business and increasing our profitability.

U.S. Expansion Initiative

We plan to expand our business to the U.S. real estate market. Using the funds raised through our crowdfunding platform, we plan to purchase real estate properties in the U.S., and provide investors in Japan with the sales and management services of those properties. For more details, please see “Planned Business Activities – Planned U.S. Expansion Initiative”.

Developing Real Estate Auction Platform “SELLI”

Utilizing a portion of the proceeds from this offering, we aim to establish and launch a real estate auction platform named “SELLI,” designed to facilitate the purchase of high-quality condominiums and pre-owned solar power generation facilities worldwide. Real estate transactions often require specialized knowledge due to the complexities involved, including verifying property rights, ownership, condition, and estimating future profitability. These factors, coupled with the involvement of multiple real estate agents, often obscure property prices and inflate costs. SELLI aims to address these challenges by offering an auction platform that allows for the direct sale of high-quality properties at reasonable prices, eliminating the need for intermediary real estate agents. Our specialized knowledge in the entire process of property acquisition enables us to deliver a seamless experience. For more details, see “Planned Business Activities – Planned Auction Platform”.

Offering Real Estate Literacy Sessions

We plan to expand our study sessions on real estate literacy for the employees of public companies in Japan, which began in 2023 and has been held every month. We seek to offer the study sessions, which are currently offered to one company listed on the stock exchange in Japan, to more than 100 public companies in Japan and the U.S. starting in 2023.We plan to accomplish this by approaching and offering our study sessions to the public companies in Japan which are our existing clients or vendors, the U.S. public companies, and institutional investors. The number of participants (employees of the current participating company) has been gradually increasing while we have improved and enriched the contents of the session. We also plan to promote and expand our study sessions by advertising our experience of holding such sessions if the number of participating companies increase. We will seek further ways to continue and expand the sessions for the purpose of achieving this goal.

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Increasing Sales to Individual Investors

Currently, about 30% of the properties we purchase are sold to individual investors and about 70% are wholesaled to real estate sales companies. We aim to increase the ratio of sales to individual investors. By increasing direct sales to individual investors, we will distribute more properties with reasonable prices directly to the market and more market participants will be aware that those prices are the actual market prices without any intermediate costs which are generally incurred due to the involvement of multiple real estate companies in the process from purchase to delivery. If such awareness spreads among the market, we believe we will acquire a larger market share taking advantages of our ability to directly purchase and deliver the properties. We plan to hire more sales staff to enhance the sale of condominiums which we purchase directly from individual investors. Once the development of our auction platform is completed and receives awareness in the market, we also plan to engage those individual investors in it so that they can purchase real estate in the same environment as real estate companies.

Increasing Solar Power Market Share

We aim to achieve a substantial share of the market of the pre-owned solar power generation facilities by analyzing the facility owners and using algorithms to create an environment that allows purchasing of such facilities in the same way as investment condominiums. Considering the growing needs for eco-friendly energy, achieving a larger share in the solar power market is the key factor to our further growth.

Our Business

Current Business Operations

Our current business operations are categorized into two domains, “GATES AUCTION” and “GATES FUNDING” as below:

GATES AUCTION

●	Purchase and Sales of Real Estate. We specialize in purchasing investment condominiums from individual investors and selling them primarily to real estate sales companies and individual investors. When selling to real estate companies, we select the buyer who offers the highest price for the properties creating a process similar to an auction. Our property acquisition strategy focuses on carefully selecting newer condominiums located in the central area of Tokyo, and within a 10-minute walk from train stations. From approximately 600,000 unlisted properties and 300 properties for sale each month, we curate a selection that we offer at direct sales prices, eliminating intermediary costs. Our property acquisition methods include reaching out to individual investors via telephone, door-to-door visits, direct mail, landing page response, etc. Once acquired, these properties are either sold directly to other individual investors or wholesaled to real estate sales companies. With our extensive network, our strength lies in our ability to purchase properties directly from individual investors and directly deliver them to our customers without incurring intermediate costs. In addition to direct purchase from individual investors, we renovate and resell properties acquired through voluntary sales to individual investors and real estate sales companies. Under this service, we consult with home-owners who are having trouble paying their mortgages and other real estate loans, and work closely with financial institutions to maximize the value of these properties and prevent them from being auctioned off due to bankruptcy. Revenue from the sale of investment condominiums is categorized under the “revenue from sales of real estate properties” revenue stream. Furthermore, we provide consulting services for the sale of condominiums across Japan, including Tokyo, Kansai, Tokai, and Kyushu. Our consulting services encompass a wide range of areas, including appraisal, refinancing, recombination, inheritance, income improvement, management, and the sale of condominiums. Income generated from these consulting services is included in the “revenue from real estate management services” revenue stream.

●	Property Management Service. We provide real estate management services for investment condominiums, including rent collection, property repairs, and restoration to original conditions. Income generated from property management services is classified under the “revenue from real estate management services” revenue stream.

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●	Purchase and Sale of Solar Power Generation Facilities. We purchase and sell solar power generation facilities primarily to real estate sales companies and individual investors. We identify potential acquisitions targets through: (1) introduction to companies which sell or maintain the solar power generation facilities; (2) contacting companies disclosed by the Japanese government; and (3) approaching past and existing clients from our investment condominium business, as the markets for investment condominiums and solar power generation facilities are closely related in nature and many of our clients in the condominium sector own solar power generation facilities. Revenue from the sale of these solar power generation facilities is recorded under the “revenue from sales of solar power generation facilities” revenue stream.

●	Real Estate Brokerage Services. We also provide real estate brokerage services. Income from providing such services is included in the “revenue from real estate management services” revenue stream.

●	Real Estate Leasing Services. We provide leasing services to condominiums and detached houses. Income from providing such services is included in the “revenue from rental services” revenue stream.

GATES FUNDING

●	Financial Services. As a part of our financial services, we offer real estate crowdfunding, where we raise funds from our members via our crowdfunding platform to purchase real estate and distribute the proceeds from the management and sale of these properties. Our crowdfunding platform allows individuals to invest as little as approximately US$71 across a diverse portfolio of real estate investment opportunities offered on the platform. On average, we register 0.3 customers per day. To ensure sustainable, safe, and secure asset management for our clients, we meticulously select and screen all properties featured on the platform. The entire process, from property management to sale, can be entrusted to us as a professional real estate firm. Revenue generated from the sales and lease of real estate properties through crowdfunding projects is recorded under in the “revenue from sales of real estate properties” and the “revenue from rental services”. We also provide lending services, and the revenue from these services is included in “other revenue”.

Planned Business Activities

Our planned business activities include:

●	Planned U.S. Expansion Initiative. We plan to expand our business to the U.S. real estate market. Using the funds raised through our crowdfunding platform, we plan to acquire real estate properties in the U.S., and provide investors in Japan with the sales and management services of those properties. We are considering the state of Texas as the first location to initiate this plan. We plan to conduct the procurement and sales of real estate properties including lands, detached houses and condominiums through GATES USA Inc, a wholly owned subsidiary of the Company incorporated in the state of Texas in August 2024. We decided to initiate this plan in Texas based on the following factors: (i) the stable and growing residential population and the number of housing units in Texas, (ii) low property prices compared to ones in other major areas in the U.S. such as California and New York, and estimated increase in the property prices in Texas, (iii) the similarity in basic system and flow of real estate transactions between Texas and Japan, and (iv) some of major Japanese real estate companies entered the market of Texas. In addition to analyzing these market data, our CEO directly inspected properties in Texas and strongly felt the potential of Texas. Within the state of Texas, we are considering starting in the north side of Texas, specifically an area from Dallas to Sherman, where we will acquire properties, considering the factors such as regional convenience, demographics, potential economic growth, safety, and average income of residents. In order to research the capital flows in real estate transactions and analyze the risks associated with the acquisition, sales, and management of properties in the U.S., the Company acquired, leased and sold a property in the state of Georgia during the period June 2022 through July 2023. We estimate that the investors in Japan have strong interest in investment in the U.S. real estate properties, according to the survey result conducted during our study session, showing that more than 95% of the participants expressed their interest in investing in the U.S. real estate properties. Furthermore, the aggregate investment amount in the U.S. stock market from Japan exceeded 5 trillion yen, and securitized real estate market in Japan has grown to 33 trillion yen. We also anticipate that interest in the U.S. real estate market will remain in the medium to long term due to expected fluctuations of interest rate and exchange rate. Considering these facts, we believe that the expansion into the U.S. real estate market will significantly contribute to our growth. Although we have not formulated strategies including specific target locations or expansion methods, we are considering further expansion to the East and West Coasts of the U.S. and other regions following the expansion to Texas.

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●	Planned Auction Platform. Utilizing a portion of the proceeds from this offering, we aim to establish and launch a real estate auction platform named “SELLI,” designed to facilitate the purchase of high-quality condominiums and pre-owned solar power generation facilities worldwide. We differentiate our platform from others by offering secure transactions supported by our extensive experience as a real estate company specializing in property purchases. Real estate transactions often require specialized knowledge due to the complexities involved, including verifying property rights, ownership, condition, and estimating future profitability. These factors, coupled with the involvement of multiple real estate agents, often obscure property prices and inflate costs. SELLI aims to address these challenges by offering an auction platform that allows for the direct sale of high-quality properties at reasonable prices, eliminating the need for intermediary real estate agents. Our specialized knowledge in the entire process of property acquisition enables us to deliver a seamless experience. Furthermore, we are considering adding a feature that enables the users to invest in real estate properties on our platform with a little amount of fund like “Robinhood”, a popular financial services platform. We set the following phases to develop and expand our prospective auction platform:

○	Phase 1 – We plan to expand our auction platform’s investment opportunities into the U.S. real estate market in addition to Japan. The prices of real estate in the U.S. have shown stable increase as compared to the prices of real estate in Japan which have shown drastic fluctuations. To cater to a wider audience, we plan to offer these U.S. investment opportunities through both crowdfunding and auctions. We aim to form a business alliance with a U.S. real estate company to further increase properties on our respective platforms. We also plan to engage the U.S. investors in our auction platform where we provide them with the investment opportunities in the properties in Japan and the U.S.

○	Phase 2 - We plan to expand the auction platform not only to real estate in the U.S., but also real estate in other regions and countries in the world. Although we do not have any specific plans on the target areas to which we will expand at this point, we aim to increase the area where we provide investment opportunities in real estate by considering factors such as economic and market trends in such areas at the time.

○	Phase 3 – We ultimately aim to offer investment opportunities in world-wide real estate on our auction platform to investors worldwide. We believe that SELLI will realize the true transparency of property prices through the real estate auction where worldwide investors participate.

●	Planned Social Lending Services. Our subsidiary, G.I.F.T Co., Ltd., plans to offer social lending services. In this model, we will collect funds from investors to extend loans to businesses, with the generated profits from loan interest being distributed back to the investors. As of December 31, 2023, we had handled one project and made a loan to Chuo Kanzai Inc., our subsidiary. The revenue from that transaction is eliminated in our consolidated financial statements for the year ended December 31, 2023 as an intercompany transaction. We have not yet provided the social lending services to any third-party customers, but we plan to do so in the future.

●	Developments Related to Investment Condominiums. We plan to develop a call center to accelerate purchase of condominiums by promoting more communications with owners. We plan to hire more staff to enhance the sale of condominiums which we purchase directly to individual investors. We plan to develop a platform which will publicize prices of investment condominiums to the public (which would otherwise not be public information), cooperating with financial institutions.

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●	Developments Related to Solar Power Generation Facilities. By compiling and analyzing a database of approximately 600,000 real estate owner and property information since our inception, we have developed our proprietary algorithm for investment condominiums that assesses the likelihood of a specific owner’s need to sell property by analyzing factors such as the property purchased, purchase date, other properties owned, and estimated occupation of the owner. We plan to apply this algorithm to our solar power generation facilities to further enhance our capabilities to identify and purchase properties, and provide additional investment opportunities to real estate companies and individual investors.

●	Developments Related to Crowdfunding. We are planning to develop a new system to enable timely collections of funds from a larger number of users. Currently, our fund collection process involves the following steps:

1.	We select an investment property, such as an investment condominium
2.	We recruit investors for the selected product on our crowdfunding platform, where they can apply for the investment.
3.	If the total investment applications exceed the solicited amount, we conduct a draw to select the investors.
4.	We purchase the investment property.
5.	We collect the funds from selected investors.
6.	We distribute the income or capital gains generated from the product.

Currently, we purchase the property before receiving funds from investors because the funds are transferred to our bank account via a third-party funds transfer system, which takes approximately one month to process. By developing a new funds transfer system, we aim to expedite the receipt of funds, thereby improving our cash management.

●	Alliance in Our Real Estate Crowdfunding Business. We are currently proceeding with a plan for the alliance in our real estate crowdfunding business with a Japanese real estate company. The company operates a real estate crowdfunding platform which has achieved the largest aggregated investment amount in Japan. We expect the increase of approximately 200 thousand in our real estate crowdfunding members if the alliance realizes.

Developments Related to Rebuilding Condominiums. In Japan, aging condominiums cannot be rebuilt due to opposition from some residents, which has become a widespread social concern in the country. To address this, we plan to offer condominium rebuilding consulting services in collaboration with condominium management associations.

Service Agreement

On October 2, 2023 (“Effective Date”), the Company entered into a Service Agreement (the “Consulting Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”). Pursuant to the terms of the Consulting Agreement, HeartCore agreed to provide the Company certain services, including the following (collectively, the “Services”):

i.	Suggesting to hire human resources;
ii.	Suggesting to convert financial statements from Japanese tax law basis to Japanese generally accepted accounting principles;
iii.	Suggesting to translate accounting documents (i.e., financial statement, general ledger, journal entry);
iv.	Suggesting to develop growth strategy for the Company after public listing;
v.	Suggesting to consider the listing structure for the Company;
vi.	Assistance with introductions to law firms, underwriters and auditing firms for the Company to make their selections, at their discretion;

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vii.	Assisting in the preparation of documentation for internal controls required for an initial public offering by the Company;
viii.	Translation of requested documents into English;
ix.	Conversion of accounting data from Japanese standards to U.S. GAAP;
x.	Provide the Company with support services related to the Company’s NASDAQ or NYSE American listing;
xi.	Attend and, if requested by the Company lead meetings with the Company’s management and employees;
xii.	Suggesting the preparation of Form S-1 or Form F-1, Form S-4 or Form F-4 filings;
xiii.	Support for investor relations activities;
xiv.	Preparing an investor presentation/deck and executive summary of the Company’s business and operations; and
xv.	Support for investor relations activities.

In providing the Services, HeartCore will not render legal advice or perform accounting services, and will not act as an investment advisor or broker/dealer. Pursuant to the terms of the Consulting Agreement, the parties agreed that HeartCore will not provide the following services, among others: negotiation of the sale of the Company’s securities; participation in discussions between the Company and potential investors; assisting in structuring any transactions involving the sale of the Company’s securities; pre-screening of potential investors; due diligence activities; nor providing advice relating to valuation of or financial advisability of any investments in the Company.

Pursuant to the terms of the Consulting Agreement, the Company agreed to compensate HeartCore as follows in return for the provision of Services during the Term (as defined below).

(a)	US$600,000 to be paid as follows: (i) US$60,000 on the Effective Date; (ii) US$300,000 after 4 months from the Effective Date; (iii) US$120,000 after 6 months from the Effective Date; and (iv) US$120,000 after 8 months from the Effective Date; and

(b)	Issuance by the Company to HeartCore of a common share purchase warrant (the “Warrant”), deemed fully earned and vested as of the Effective Date, to acquire a number of shares of capital stock of the Company, to initially be equal to 3% of the fully diluted share capital of the Company as of the Effective Date, subject to adjustment as set forth in the Warrant.

The term of the Consulting Agreement’s will continue until the earlier of (i) 3 years from the Effective Date and (ii) 2 years later from the date on which the stock of the Company or any successor or resulting entity in merger or other similar transactions begins to be publicly trade on a security exchange market (the “Term”).

Warrant

On October 2, 2023, the Company issued a warrant (the “Warrant”) to purchase the Company’s common shares to HeartCore in exchange for the Services rendered as a consultant in connection with the proposed initial public offering of the Company pursuant to the Consulting Agreement. Pursuant to the terms of the Warrant, HeartCore may, at any time (i) on or after the earlier of the date that either (a) the Company completes its first initial public offering of stock in the U.S. resulting in any class of the Company’s stock being listed for trading on any tier of the Nasdaq Stock Market (“Nasdaq”), the New York Stock Exchange (“NYSE”) or the NYSE American; (b) the Company consummates a merger or other transaction with a special purpose acquisition company (“SPAC”) wherein the Company becomes a subsidiary of the SPAC; or (c) the Company undertakes any other Fundamental Transaction, as such term is defined in the warrant, (the “Trigger Date”); and (ii) on or prior to the close of business on the tenth anniversary of the Trigger Date, exercise the Warrant to purchase 16 common shares of the Company, which represents 3% of GATES GROUP Inc.’s issued and outstanding common shares as of the Trigger Date, for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant. The number of shares for which the Warrant will be exercisable will be automatically adjusted on the Trigger Date to be 3% of the fully diluted number and class of shares of capital stock of the Company as of the Trigger Date, following completion of the transactions which caused the Trigger Date to be achieved. The Warrant contains a 9.99% equity blocker.

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Recent Developments

Forward Stock Split

Effective April 30, 2024, the Company approved a stock split of the Company’s issued and outstanding common shares, at a ratio of 1-for-20,000 (the “Stock Split”). Immediately prior to the Stock Split, there were 563 common shares issued and outstanding. As a result of the Stock Split, effective April 30, 2024, the Company had 11,260,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Amendment to Service Agreement

On June 7, 2024, the Company entered into an Amendment No. 1 to Service Agreement with HeartCore and HeartCore Financial, Inc., whereby HeartCore transferred all the rights and obligations under the Service Agreement to HeartCore Financial, Inc.

Stock Acquisition Rights

On June 25, 2024, the Company allotted 337,800 stock acquisition rights to HeartCore Financial, Inc. in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on June 25, 2024 in substitution for the Company Warrant executed as of October 2, 2023 between the Company and HeartCore. The Warrant was terminated upon the issuance of the stock acquisition rights. The stock acquisition rights are exercisable from July 1, 2024 to June 30, 2034 upon the condition that the IPO has been completed. The stock acquisition rights have an exercise price of ¥1(US$0.01) per common share.

Incorporation of New Entity in the U.S.

On August 5, 2024, GATES USA Inc, a wholly owned subsidiary of the Company, was incorporated in the state of Texas. GATES USA Inc is a non-operating entity as of the date of this prospectus. We plan to conduct the procurement and sales of lands and condominiums in the U.S. through this entity, but have not yet commenced any specific business.

Sales

During the period from January 1, 2024 through August 19, 2024, the Company entered into 578 agreements for the sale of condominiums. The aggregate sales price of these condominiums was ¥12,241 million (approximately US$87 million), and the aggregate purchase price of these condominiums corresponding to these sales was ¥10,476 million (approximately US$74 million). The aggregate purchase price of these condominiums included only the purchase price of such condominiums and did not include eviction costs for tenants, boundary termination costs, brokerage commissions to real estate brokers, and other costs normally included in cost of sales.

During the period from January 1, 2024 through August 19, 2024, the Company entered into 6 agreements for the real estate consulting and the aggregate sales amount from such agreements was ¥5 million (approximately US$38 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 1,197 agreements for the property management services and the aggregate sales amount from such agreements was ¥114 million (approximately US$807 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 12 agreements for the sale of solar power generation facilities. The aggregate sales price of these solar power generation facilities was ¥180 million (approximately US$1,276 thousand), and the aggregate purchase price of these facilities corresponding to these sales was ¥137 million (approximately US$971 thousand).

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During the period from January 1, 2024 through August 19, 2024, the Company entered into 4 agreements for the financial services and the aggregate income from such agreements was ¥8 million (approximately US$55 thousand).

During the period from January 1, 2024, through August 19, 2024, the Company entered into 94 agreements for the real estate brokerage and the aggregate sales amount from such agreement was ¥62 million (approximately US$440 thousand).

During the period from January 1, 2024, through August 19, 2024, the Company entered into 31 agreements for the real estate leasing and the aggregate income from such agreements was ¥5 million (approximately US$35 thousand).

Loans and bonds

During the period from January 1, 2024 through August 19, 2024, the Company entered into various loans and corporate bonds, in a total principal amount of approximately US$4.5 million, with banks, financial institutions and individual investors for working capital purpose and for the purpose of purchasing real estate properties. The Company paid off certain loans and bonds in an approximate aggregate amount of US$1.9 million ahead of schedule.

Results of Operations

Comparison of results of operations for the years ended December 31, 2023 and 2022

The following table summarizes our operating income (loss) as reflected in our audited consolidated statements of operations and comprehensive loss for the years ended December 31, 2023 and 2022, and presents information regarding amounts and percentage changes during those periods.

	For the Years Ended December 31,
	2023		2022		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%

Revenues, net	$108,703,609	100.00%	$109,799,089	100.00%	$(1,095,480)	(1.00)%
Cost of revenues	92,883,812	85.45%	94,682,769	86.23%	(1,798,957)	(1.90)%
Gross profit	15,819,797	14.55%	15,116,320	13.77%	703,477	4.65%

Operating expenses	15,254,672	14.03%	14,848,396	13.52%	406,276	2.74%

Income from operations	565,125	0.52%	267,924	0.25%	297,201	110.93%

Other expenses	(604,663)	(0.56)%	(46,636)	(0.04)%	(558,027)	1,196.56%

Income (loss) before income taxes	(39,538)	(0.04)%	221,288	0.21%	(260,826)	(117.87)%

Income tax expense (benefit)	(3,916)	0.00%	166,260	0.14%	(170,176)	(102.36)%

Net income (loss)	(35,622)	(0.02)%	55,028	0.07%	(90,650)	(164.73)%

Less: net income attributable to noncontrolling interests	4,395	0.01%	5,134	0.01%	(739)	(14.39)%

Net income (loss) attributable to GATES GROUP Inc.	$(40,017)	(0.04)%	$49,894	0.05%	(89,911)	(180.20)%

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Our revenues generated from different revenue streams consist of the following:

	For the Years Ended December 31,
	2023		2022		Variance
		% of		% of
	Amount	Total Revenue	Amount	Total Revenue	Amount	%

Revenues, net
Sales of real estate properties	$102,750,445	94.52%	$107,870,614	98.24%	(5,120,169)	(4.75)%
Rental services	519,499	0.48%	670,656	0.61%	(151,157)	(22.54)%
Real estate management services	3,555,630	3.27%	1,156,378	1.05%	2,399,252	207.48%
Sales of solar power generation facilities	1,731,865	1.59%	-	-%	1,731,865	100.00%
Others	146,170	0.14%	101,441	0.10%	44,729	44.09%
Total	$108,703,609	100.00%	109,799,089	100.00%	(1,095,480)	(1.00)%

Revenues, Net

Our total revenues decreased by 1.00% from US$109,799,089 for the year ended December 31, 2022 to US$108,703,609 for the year ended December 31, 2023, or a decrease of US$1,095,480, mainly due to the impact of foreign exchange rate fluctuations. Compared on Japanese yen basis, total revenues increased 5.81% from ¥14,434,067 thousand for the year ended December 31, 2022 to ¥15,272,868 thousand for the year ended December 31, 2023, or an increase ¥838,801 thousand, due to business expansion. The increase was attributable to (1) an increase of ¥255,896 thousand (a decrease of US$5,120,169) in the sales of real estate properties resulted from the reorganization of the sales department where Yuji Sekino, the CEO of the Company, and Takahiko Nakajima, the director of the Company, directly instruct and train our sales staff, starting in July 2023, which led to an overall improvement of sales performance, (2) an increase of ¥243,327 thousand (an increase of US$1,731,865) in the sales of solar power generation facilities resulted from the launch of this new business in August 2023, (3) an increase of ¥347,550 thousand (an increase of US$2,399,252) in the real estate management services mainly due to expansion of consulting services under which we provided our customers with the information of the property owners who wanted to sell their properties.

Cost of Revenues

Our total cost of revenues decreased by 1.90% from US$94,682,769 for the year ended December 31,2022 to US$92,883,812 for the year ended December 31, 2023, or a decrease of US$1,798,957, mainly due to the impact of foreign exchange rate fluctuations. Compared on Japanese yen basis, total cost of revenues increased 4.85% from ¥12,446,892 thousand for the year ended December 31, 2022 to ¥13,050,185 thousand for the year ended December 31, 2023, or an increase ¥603,293 thousand, mainly due to the increase of purchase of properties along with the revenue growth.

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Gross Profit

As a result of above, gross profit increased by 4.65% to US$15,819,797 in the fiscal year ended December 31, 2023, from US$15,116,320 in the fiscal year ended December 31, 2022.

Selling, General and Administrative Expenses

Our general and administrative expenses for the years ended December 31, 2023 and 2022 were as follows:

	For the Years Ended December 31,
	2023		2022		Variance
	Amount	% of Total	Amount	% of Total	Amount	%

Selling, general and administrative expenses
Salaries and welfare expenses	$6,167,780	40.43%	$4,563,998	30.74%	$1,603,782	35.14%
Commission fee	3,859,790	25.30%	4,843,967	32.62%	(984,177)	(20.32)%
Service expenses	1,952,492	12.80%	2,052,475	13.82%	(99,983)	(4.87)%
Business and office expenses	1,137,497	7.46%	1,206,183	8.12%	(68,686)	(5.69)%
Lease expenses	951,689	6.24%	716,297	4.82%	235,392	32.86%
Taxes and dues	769,364	5.04%	704,058	4.74%	65,306	9.28%
Depreciation and amortization expenses	195,662	1.28%	206,209	1.39%	(10,547)	(5.11)%
Advertising expenses	177,337	1.16%	449,218	3.03%	(271,881)	(60.52)%
Others	43,061	0.29%	105,991	0.72%	(62,930)	(59.37)%
Total	$15,254,672	100.00%	$14,848,396	100.00%	$406,276	2.74%

Our selling, general and administrative expenses increased by US$406,276 from US$14,848,396 for the fiscal year ended December 31, 2022 to US$15,254,672 for the fiscal year ended December 31, 2023, as we spent more efforts to expand business operations. The increase was mostly attributable to an increase of US$1,603,782 in salaries and welfare expenses due to an increase in employee headcount in connection with business acquisitions of Chuo Kanzai Inc., Future Real Estate Institute Inc., and G.I.F.T. Co., Ltd., during the fiscal year December 31, 2022, offset by the decreases in commission fee of US$984,177 due to the hiring of outside sales staffs as in-house employees in 2022 and in advertising expenses of US$271,881 due to the shift of marketing strategies.

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Other Income (Expenses)

Our other income (expenses) for the years ended December 31, 2023 and 2022 were as follows:

	For the Years Ended December 31,
	2023			2022			Variance
	Amount		% of Total	Amount		% of Total	Amount		%

Other income (expenses)	$			$			$
Other income		112,580	(18.62)%		105,308	(225.81)%		7,272	6.91%
Interest expenses		(511,452)	84.58%		(93,407)	200.29%		(418,045)	447.55%
Other expenses		(205,791)	34.04%		(58,537)	125.52%		(147,254)	251.56%
Other expenses, net		$(604,663)	100.00%		$(46,636)	100.00%		$(558,027)	1,196.56%

Other expenses, net increased by US$558,027 from US$46,636 in fiscal year ended December 31, 2022 to US$604,663 in the fiscal year ended December 31, 2023. The increase in interest expenses was attributable to the addition of loans and other borrowings to finance our increasing property purchases, legal and accounting expenses related to the initial public offering, and working capital needs. The increase in other expenses was attributable to the increase of administrative expenses for such loans and borrowings.

Income Tax Expense (Benefit)

Income taxes expense for the fiscal year ended December 31, 2022 was US$166,260 and income tax benefit for the fiscal year ending December 31, 2023 was US$3,916, a decrease of US$170,176 was mainly attributable to the increase in deferred tax benefit of US$158,861 mainly resulted from the net operating loss of subsidiaries.

Net Income (Loss)

As a result of the above, net income for the fiscal year ended December 31, 2022 was US$55,028 and net loss for the fiscal year ending December 31, 2023 was US$35,622, a decrease of US$90,650.

Net Income Attributable to Noncontrolling Interests

During the year ended December 31, 2021, we established real estate crowdfunding platform, our non-managing members (noncontrolling equity holders) under real estate joint ventures of anonymous partnership are considered as noncontrolling interests. As a result, for the years ended December 31, 2023 and 2022, $4,395 and $5,134 of net income were attributable to noncontrolling interests, respectively.

Liquidity and Sources of Funds

As of December 31, 2023, the Company had US$4,283,778 in cash and cash equivalents compared to US$3,350,833 as of December 31, 2022. In addition, the Company had US$674,367 in accounts receivable as of December 31, 2023 compared to US$59,520 as of December 31, 2022. The Company’s accounts receivable includes balances due from customers and services provided and accepted by customers.

As of December 31, 2023, the Company’s working capital balance was negative US$37,007. In assessing liquidity, management monitors and analyzes the Company’s balance of cash and cash equivalents, ability to generate sufficient future earnings, and operating and capital investment commitments. While the Company had negative working capital as of December 31, 2023, and generated net loss for the year ended December 31, 2023, the Company believes that it can generate and maintain sufficient future cashflow to meet its working capital needs for the next 12 months from the date of issuance of the audited consolidated financial statements. The management of the Company assessed the following factors to reach the conclusion as such. The Company reached the highest sales record in its history in the fiscal year ended December 31, 2023 by the reorganization of the sales department where Yuji Sekino, the CEO of the Company, and Takahiko Nakajima, the director of the Company, directly instruct and train our sales staff, starting in July 2023, and estimates that the improvement of sales performance will continue. In addition, the Company aims to scale sales by expanding its sales team and control expenses by maintaining the current number of administrative staffs, with an expectation of improving the cashflow from its operating activities. The Company also plans to issue more corporate bonds if the needs for finance arises

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Over the next few years, the Company intends to consider other sources of financing to meet its cash needs, including raising additional capital through equity issuances. While we face uncertainties regarding the size and timing of our fundraising, we are confident that we will be able to continue to meet our business needs through the use of cash flows generated from operations, bank and other borrowings, and shareholder working capital, as needed.

Cash Flows for the Years Ended December 31, 2023 and 2022

The following table provides a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
			Variance
	2023	2022	Amount	%
Net cash provided by (used in) operating activities	$(1,992,181)	$3,353,265	$(5,345,446)	(159.41)%
Net cash used in investing activities	(493,303)	(4,551,228)	4,057,925	(89.16)%
Net cash provided by financing activities	3,606,139	2,268,385	1,337,754	58.97%
Effect of changes in foreign currency exchange rate	(323,462)	(560,331)	236,869	(42.27)%
Net increase in cash, cash equivalents and restricted cash	797,193	510,091	287,102	56.28%
Cash, cash equivalents and restricted cash as of the beginning of the year	4,960,951	$4,450,860	510,091	11.46%
Cash, cash equivalents and restricted cash as of the end of the year	$5,758,144	$4,960,951	$797,193	16.07%

Operating Activities

Net cash used in operating activities was US$1,992,181 for the fiscal year ended December 31,2023, compared to net cash provided by operating activities US$3,353,265 for the fiscal year ended December 31, 2022. The decrease in net cash provided by operating activities was primarily attributable to several more real estate properties remained in inventories as of December 31, 2023 compared to December 31, 2022, due to longer renovation period.

Investing Activities

Net cash used in investing activities was US$493,303 for the fiscal year ended December 31, 2023, compared to US$4,551,228 for the fiscal year ended December 31, 2022. The decrease in net cash used in investing activities was primarily attributable to the decrease in cash paid for business combination, net of cash acquired. The payments of the acquisition of Chuo Kanzai Inc., Future Real Estate Institute Inc., and G.I.F.T. Co., Ltd., during the fiscal year ended December 31, 2022 was US$5,222 thousand while no payment of business combination during the fiscal year ended December 31, 2023.

Financing Activities

Net cash provided by financing activities was US$3,606,139 for the fiscal year ended December 31, 2023, compared to US$2,268,385 in the fiscal year ended December 31, 2022. The increase in net cash provided in financing activities was primarily attributable to increase in proceeds from loans and other borrowings of US$3,668,553 to finance our increasing property purchases, legal and accounting expenses related to the initial public offering, and working capital needs, offset by increase in repayment of bank loans and other borrowings of US$2,239,062.

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Contractual Obligations

Lease Agreements

The Company has 98 leases classified as operating leases for offices, employee dormitories and sublease purpose. In addition, the Company has entered into 21 leases for certain office equipment which are classified as finance leases.

As of December 31, 2023, the future maturity of lease liabilities is as follows:

Year ending December 31,	Finance Lease	Operating Lease

2024	$50,341	$1,267,011
2025	33,851	1,083,830
2026	24,189	33,903
2027	19,546	25,331
2028	13,700	11,582
Thereafter	2,884	-
Total undiscounted lease payments	144,511	2,421,657
Less: imputed interest	(5,946)	(127,369)
Present value of lease liabilities	138,565	2,294,288
Less: lease liabilities, current	(47,823)	(1,230,390)
Lease liabilities, non-current	$90,742	$1,063,898

Long-Term Debt

The Company’s long-term debt includes bank and other borrowings.

At December 31, 2023, future minimum borrowing payments are as follows.

Years Ending December 31,	Loan and Bond Payment
2024	$868,912
2025	1,332,258
2026	667,738
2027	614,491
2028	619,677
Thereafter	3,212,663
Total	$7,315,739

Off-Balance Sheet Arrangements (Off-Balance Sheet Transactions)

There are no off-balance sheet arrangements as of December 31, 2023 and 2022.

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Trend Information

In addition to the new coronavirus, the recent war in Ukraine and the imposition of broad economic sanctions against Russia could lead to higher energy prices and disruptions in global markets. It is unclear how the continued development and complexity of this situation will affect the Japanese economy and our business in the future. In particular, there is a risk that changes related to the acquisition of new customers and additional purchases by existing customers could adversely affect the Company’s results of operations; that deteriorating global economic conditions could have an adverse effect on the Company’s industry, business and results of operations; and that many of the other risks listed under “Risk Factors” could have an incremental effect.

Other than as disclosed in the consolidated financial statements, we are not aware of any other trends, uncertainties, demands, commitments or events for the years ended December 31, 2023 and 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosure About Market Risk

We are exposed to market risks in the ordinary course of our business. Information relating to quantitative and qualitative disclosures about these market risks is described below.

Inflation risk

Inflationary pressures have recently increased, and may continue to increase, the costs of labor, condominiums for purchase and other inputs for our products. We have experienced, and may continue to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions. If our costs are subject to significant inflationary pressures, we may not be able to offset such higher costs through price increases, which could adversely affect our business, results of operations or financial condition.

Liquidity risk

Liquidity risk is the risk that we will be unable to execute payments on the payment date when performing obligations to repay financial liabilities that come due. We monitor and maintain a level of cash and cash equivalents deemed adequate to finance our operation and to mitigate the effects of fluctuations in cash flow based on cashflow plans we prepare and maintain.

Market risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily related to fair value of financial instruments as well as interest rates changes.

Interest Rate Risk

Our operations are interest rate sensitive. As the borrowing capability is adversely affected by increases in interest rates, a significant increase in interest rates may negatively affect the ability of borrowings to secure adequate financing. Higher interest rates could adversely affect our revenue, gross margin, and net income.

Credit risk

We hold cash in bank deposits financial institutions in Japan which are insured by the Deposit Insurance Corporation of Japan subject to certain limitations. We have not experienced any losses on such accounts and believe they are not exposed to any significant credit risk on cash and cash equivalents. Credit risk is also the risk of our incurring financial losses due to the default of contractual obligations by customers. We conduct credit management of customers in Japan based on their financial condition.

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Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences, and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates. We believe that critical accounting policies as disclosed in this prospectus reflect the more significant judgements and estimates used in preparation of our consolidated financial statements.

The following descriptions of critical accounting policies and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this prospectus. When reviewing our consolidated financial statements, you should consider our selection of critical accounting policies, the judgments and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions.

Business Combinations

We account for business combination using the acquisition method, which requires management to estimate the fair value of the tangible assets, liabilities and identifiable intangible assets, and to properly allocate purchase price consideration to the individual assets acquired and liabilities assumed. Goodwill is measured as the excess amount of consideration transferred. The allocation of the purchase price utilizes significant estimates and assumptions in determining the fair values of identifiable assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset and are reviewed by consulting with a third-party valuation appraiser. The purchase price allocation for business acquisitions contains uncertainties because it requires management’s judgment.

The fair value of the intangible assets is estimated using the income approach using the multi-period excess earnings method. Management applies significant judgement related to this fair value method, which included the selection of an expected EBITDA margin assumption for the forecast period, and discount rate assumptions. These significant assumptions are based on company specific information and projections, which are not observable in the market (except for the discount rate assumption) and, therefore, are considered Level 2 and Level 3 measurements. These significant assumptions are forward-looking and could be affected by future changes in economic and market conditions.

The accounting for business combination is a critical accounting estimate because it requires estimates and judgement as to expectations for future cash flows of the Company; future cash flows of the acquired business, and the allocation of those cash flows to identifiable intangible assets, in determining the fair value for assets and liabilities.

Leases

In February 2016, the Financial Accounting Standards Board issued Accounting Standards Update 2016-02 Leases (ASC Topic 842), effective for annual reporting periods (including interim periods) beginning after December 15, 2018, with early adoption permitted. The Company adopted ASC Topic 842 on January 1, 2020 using the modified retrospective method. This requires us to make significant judgments in determining the implicit rates to be used in calculating operating and finance right-of-use assets and lease liabilities as of the adoption date. We use the incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, we assess multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

We elect to apply the short-term lease recognition exemption of right-of-use assets and lease liabilities for all leases with a term of twelve months or less.

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Revenue Recognition

The Company recognizes revenue under ASC Topic 606, “Revenue from Contracts with Customers” and ASC Topic 842, “Leases”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales.

The Company currently generates its revenue from the following main sources:

Revenue from sales of real estate properties

Revenue from the sales of real estate properties, mainly second-handed investment condominiums, is recognized at the point in time when title to and possession of the property has transferred to the customer or its designated recipient and the Company has no continuing involvement with the property, which is generally upon the delivery of the real estate properties, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation and we do not provide warranties for sold real estate properties.

Revenue from rental services

Rental income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purpose, rather than contracts with customers subject to ASC Topic 606.

Revenue from real estate management services

Revenue from real estate management services consists of property management services, brokerage services and real estate consulting services. Property management services mainly include property management services provided to tenants or property owners with revenue recognized during the period when services are rendered. Revenue from brokerage services is earned upon closing of brokerage transaction. Real estate consulting services mainly consist of consulting services provided to customers with revenue recognized when performance obligation is satisfied.

Revenue from sales of solar power generation facilities

Revenue from the sales of solar power generation facilities is recognized at the point in time when performance obligation is satisfied, which is after the customers obtain control of the solar power generation facilities. The Company’s sales arrangements for solar power generation facilities do not contain any forms of continuing involvement that may affect the revenue recognition of the transactions, nor any variable consideration for energy performance guarantees, minimum electricity end subscription commitments.

Other revenue

Other revenue mainly consists of referral service in connection with solar power generation facilities sale and administrative service in relation to real estate properties sale. Revenues are recognized at the point in time when service is completed. The Company started its financial transaction and lending business in October 2023 by providing funds to entities or individuals who have financial needs in connection with operation of real estate business or purchase of real estate, and earning administrative income and interest income. Loan receivables in connection with the financial transaction and lending business are included in prepaid expenses and other current assets in the consolidated balance sheets. During the year ended December 31, 2023, the interest income generated from financial transaction and lending business was minimal.

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DESCRIPTION OF BUSINESS

Unless the context otherwise requires, “GATES,” the “Company,” “we,” “us,” and “our,” refer to GATES GROUP Inc., a Japanese corporation, and its direct and indirect subsidiaries, including, GATES Inc., GATES enterprise Inc., Chuo Kanzai Inc., Future Real Estate Institute Inc., and G.I.F.T. Co., Ltd., each a Japanese corporation.

Business Overview

We are a Japanese real estate company providing a one-stop service that includes in-house procurement, sales, management, and operational support for investment condominiums and solar power generation facilities. We provide various services related to real estate under the two domains, “GATES AUCTION” and “GATES FUNDING”.

Currently we are engaged in the following businesses:

GATES AUCTION

●	We purchase investment condominiums and solar power generation facilities from individual investors and sell them primarily to real estate sales companies and individual investors;

●	We renovate and resell real estate purchased through voluntary sales and auctions to real estate sales companies and individual investors;

●	We provide real estate management services such as collection of rent fees, repairs, and restoration of properties to their original condition for investment condominiums;

●	We provide consulting services for the sale of investment condominiums;

●	We provide real estate brokerage services; and

●	We provide real estate leasing services.

GATES FUNDING

●	We operate in the financial services sector, offering a real estate crowdfunding platform, where we raise funds from our members to purchase real estate properties and distribute the proceeds from their management and sale. Additionally, we provide lending services.

Since our inception, we have compiled and analyzed a growing database of real estate ownership information (approximately 600,000 properties). This has enabled us to develop a proprietary algorithm that assesses the likelihood of a specific owner needing to sell their property, evaluating factors such as the property purchased, the purchase date, other properties owned, and the estimated occupation of the owner. We continuously update and maintain the database to ensure we leverage the most up-to-date and relevant information for our real estate transactions.

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Our Mission “Real Estate Around the World in Your Hand”

Our mission is to create a world where everyone can freely and fairly build assets through real estate, under our corporate message of “Real Estate Around the World in Your Hand”. We lower the threshold for purchasing and investing in real estate and create a transparent and fair market in which everyone can participate. Through our innovative technology and business model, we provide a new form of asset building and help our clients achieve financial freedom and a fulfilling life. To realize our mission, we aim to develop a platform that enables real estate investment beyond national borders. In addition to our proprietary knowledge, we provide a safe, transparent, and efficient environment for real estate transactions by utilizing cutting-edge AI technology, and seamlessly connect investors and real estate around the world to create new investment opportunities.

For the years ended December 31, 2023 and 2022, the Company reported revenues of US$108,703,609 and US$109,799,089, respectively, net loss of US$35,622 and net income of US$55,028, respectively, and had net cash used in operating activities of US$1,992,181 and net cash provided by operating activities of US$3,353,265, respectively. As stated in the consolidated financial statements, as of December 31, 2023 and 2022, the Company had retained earnings of US$905,755 and US$945,772.

Organizational Structure

The following diagram reflects our current organizational structure as of the date of this prospectus:

GATES GROUP Inc. is a Japanese corporation formed in Japan on May 1, 2018. GATES GROUP Inc. has three wholly owned subsidiaries, GATES Inc., a Japanese corporation, established on August 1, 2011, Gates enterprise Inc., a Japanese corporation, established on January 6, 2020, and GATES USA Inc, a U.S. corporation, established on August 5, 2024.

GATES Inc. has three wholly owned subsidiaries, including Chuo Kanzai Inc., a Japanese corporation, established on May 9, 2006, Future Real Estate Institute Inc., a Japanese corporation, established on December 25, 2019, and G.I.F.T Co., Ltd., a Japanese corporation, established on July 24, 2012.

GATES Inc. engages in sales and brokerage of used condominiums for investment and used solar power generation facilities as well as real estate crowdfunding.

GATES enterprise Inc. engages in the real estate leasing, management and brokerage business.

Chuo Kanzai Inc. engages in sales and brokerage of real estate, primarily for voluntary sales.

Future Real Estate Institute Inc. engages in sales and brokerage of real estate, primarily for voluntary sales.

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G.I.F.T Co., Ltd. engages in the financial transaction business and the lending business.

GATES USA Inc is a non-operating entity as of the date of this prospectus. We plan to conduct the procurement and sales of lands and condominiums in the U.S. through this entity, but have not yet commenced any specific business.

Our Strategy

We are considering the following strategies aimed at expanding our business and increasing our profitability.

U.S. Expansion Initiative

We plan to expand our business to the U.S. real estate market. Using the funds raised through our crowdfunding platform, we plan to purchase real estate properties in the U.S., and provide investors in Japan with the sales and management services of those properties. For more details, please see “Planned Business Activities – Planned U.S. Expansion Initiative”.

Developing Real Estate Auction Platform “SELLI”

Utilizing a portion of the proceeds from this offering, we aim to establish and launch a real estate auction platform named “SELLI,” designed to facilitate the purchase of high-quality condominiums and pre-owned solar power generation facilities worldwide. Real estate transactions often require specialized knowledge due to the complexities involved, including verifying property rights, ownership, condition, and estimating future profitability. These factors, coupled with the involvement of multiple real estate agents, often obscure property prices and inflate costs. SELLI aims to address these challenges by offering an auction platform that allows for the direct sale of high-quality properties at reasonable prices, eliminating the need for intermediary real estate agents. Our specialized knowledge in the entire process of property acquisition enables us to deliver a seamless experience. For more details, see “Planned Business Activities – Planned Auction Platform”.

Offering Real Estate Literacy Sessions

We plan to expand our study sessions on real estate literacy for the employees of public companies in Japan, which began in 2023 and has been held every month. We seek to offer the study sessions, which are currently offered to one company listed on the stock exchange in Japan, to more than 100 public companies in Japan and the U.S. starting in 2023. We plan to accomplish this by approaching and offering our study sessions to the public companies in Japan which are our existing clients or vendors, the U.S. public companies, and institutional investors. The number of participants (employees of the current participating company) has been gradually increasing while we have improved and enriched the contents of the session. We also plan to promote and expand our study sessions by advertising our experience of holding such sessions if the number of participating companies increase. We will seek further ways to continue and expand the sessions for the purpose of achieving this goal.

Increasing Sales to Individual Investors

Currently, about 30% of the properties we purchase are sold to individual investors and about 70% are wholesaled to real estate sales companies. We aim to increase the ratio of sales to individual investors. By increasing direct sales to individual investors, we will distribute more properties with reasonable prices directly to the market and more market participants will be aware that those prices are the actual market prices without any intermediate costs which are generally incurred due to the involvement of multiple real estate companies in the process from purchase to delivery. If such awareness spreads among the market, we believe we will acquire a larger market share taking advantages of our ability to directly purchase and deliver the properties. We plan to hire more sales staff to enhance the sale of condominiums which we purchase directly from individual investors. Once the development of our auction platform is completed and receives awareness in the market, we also plan to engage those individual investors in it so that they can purchase real estate in the same environment as real estate companies.

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Increasing Solar Power Market Share

We aim to achieve a substantial share of the market of the pre-owned solar power generation facilities by analyzing the facility owners and using algorithms to create an environment that allows purchasing of such facilities in the same way as investment condominiums. Considering the growing needs for eco-friendly energy, achieving a larger share in the solar power market is the key factor to our further growth.

Our Business

Current Business Operations

Our current business operations are categorized into two domains, “GATES AUCTION” and “GATES FUNDING”.

In “GATES AUCTION” domain, we provide services as below:

Purchase and Sales of Real Estate

We specialize in purchasing investment condominiums from individual investors and selling them primarily to real estate sales companies and individual investors. When selling to real estate companies, we select the buyer who offers the highest price for the properties creating a process similar to an auction. Our property acquisition strategy focuses on carefully selecting newer condominiums located in the central area of Tokyo, and within a 10-minute walk from train stations. From approximately 600,000 unlisted properties and 300 properties for sale each month, we curate a selection that we offer at direct sales prices, eliminating intermediary costs. Our property acquisition methods include reaching out to individual investors via telephone, door-to-door visits, direct mail, landing page response, etc. Once acquired, these properties are either sold directly to other individual investors or wholesaled to real estate sales companies. With our extensive network, our strength lies in our ability to purchase properties directly from individual investors and directly deliver them to our customers without incurring intermediate costs. We earn revenues on these activities by selling the condominiums at a price higher than what we paid for them. We began purchasing and selling condominiums in 2016.

In addition to direct purchase from individual investors, we renovate and resell properties acquired through voluntary sales to individual investors and real estate sales companies. Under this service, we consult with home-owners who are having trouble paying their mortgages and other real estate loans, and work closely with financial institutions to maximize the value of these properties and prevent them from being auctioned off due to bankruptcy. We identify potential acquisitions targets through: (1) introduction to the National Voluntary Sale Association, a general incorporation association which supports people in trouble with repayment of residence loans by consulting on voluntary loan; (2) monitoring the information on real estate auctions; and (3) introduction to the previous vendor. We earn revenues on these activities by selling the renovated properties at prices which are higher than the combination of the price we paid for the property and the amount of funds we expended to renovate the property. We began purchasing and renovating properties for resale in 2022.

Revenue from the sale of investment condominiums is categorized under the “revenue from sales of real estate properties” revenue stream, and during the years ended December 31, 2023 and 2022, the Company has generated revenues from these activities of US$102,750,445 and US$107,870,614, respectively.

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As of December 31, 2023, the Company has following investment condominiums for sale:

#	Project name	Location	Book Value as of December 31, 2023($)	Nature of mortgages or other liens or encumbrances against properties	Amount of all material mortgages($)
1	United Grow Bunkyo Hakusan 302	Bunkyo-ku, Tokyo	153,011	Mortgage	106,443

2	CREVISTA Tamagawa Rokugo 501	Ohta-ku Tokyo	149,941	Mortgage	114,249

3	Le-lion Ikebukuro 602	Toshima-ku, Tokyo	133,167	N/A	-

4	SETTLE COURT OOJIMA	Koto-ku, Tokyo	201,330	Mortgage	170,309

5	SKY COURT Nerima Heiwadai	Nerima-ku, Tokyo	116,489	N/A	-

6	WELT Yokohama Ishikawacho II 602	Yokohama-shi, Kanagawa	89,876	N/A	-

7	EXCELSIOR Shinjuku Nishikoyama 1003 *	Shinjuku-ku, Tokyo	296,866	Mortgage	241,981

8	C’s wish Shiki 215 *	Shiki-shi, Saitama	193,047	Mortgage	156,117

9	Palacestage Chogo 303 *	Fujisawa-shi, Kanagawa	181,267	Mortgage	170,309

* Properties after renovation for resale

Utilizing our ability to purchase properties directly from individual investors and directly deliver them to our customers, we also provide consulting services for the sale of condominiums across Japan, including Tokyo, Kansai, Tokai, and Kyushu. Our consulting services encompass a wide range of areas, including appraisal, refinancing, recombination, inheritance, income improvement, and management, and the sale of condominiums.

We earn revenues on these activities by charging the following fees for these consulting services: advisory and planning fees for the use, valuation, profitability calculation, purchase, disposition of real estate properties, and related services. Since the inception of the consulting services in 2011, the Company has provided these services related to approximately 6,000 properties to date. Income generated from these consulting services is included in the “revenue from real estate management services” revenue stream, and during the years ended December 31, 2023 and 2022, the Company has generated revenues from these activities of US$1,438,205 and US$17,497, respectively.

Property Management Service

We provide real estate management services for investment condominiums, including rent collection, property repairs, and restoration to original conditions. We earn revenues on these activities by charging the following fees for these services: condominium management fees, administrative fees for the renewal of, and new lease agreement, construction fees for restoration, repairment and lock exchange, fees for 24-hours customer support, insurance service fees for condominium and facility.

To date the Company has provided these services to approximately 1,000 clients. Income generated from property management services is classified under the “revenue from real estate management services” revenue stream, and during the years ended December 31, 2023 and 2022, the Company has generated revenues from these activities of US$1,200,904 and US$1,110,247, respectively. We began providing property management services in 2016.

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Purchase and Sale of Solar Power Generation Facilities

We purchase and sell solar power generation facilities primarily to real estate sales companies, and individual investors. We identify potential acquisitions targets through: (1) introduction to companies which sell or maintain the solar power generation facilities; (2) contacting companies disclosed by the Japanese government; and (3) approaching past and existing clients from our investment condominium business, as the markets for investment condominiums and solar power generation facilities are closely related in nature and many of our clients in the condominium sector own the solar power generation facilities. We earn revenues on these activities by selling the power generation facilities at higher prices than we paid for them and also by selling the electricity generated by the facilities while we hold them. Revenue from the sale of these solar power generation facilities is recorded under the “revenue from sales of solar power generation facilities” revenue stream, and during the years ended December 31, 2023 and 2022, the Company has generated revenues from these activities of US$1,731,865 and nil, respectively.

We began purchasing and selling solar power generation facilities in 2023.

As of December 31, 2023, the Company has following solar power generation facilities for sale:

#	Project name	Location	Book Value as of December 31, 2023($)	Nature of mortgages or other liens or encumbrances against properties	Amount of all material mortgages($)
1	Suwano, Ohkuchishimotono, Isa-shi, Kagoshima	Isa-shi, Kagoshima	116,121	N/A	-

2	Nakayama, Ogitsu-cho, Hitachi-shi, Ibaraki	Hitachi-shi, Ibaraki	129,092	N/A	-

3	Komoe, Orodani, Sumoto-shi, Hyogo	Sumoto-shi, Hyogo	119,412	N/A	-

Real Estate Brokerage Services

We also provide real estate brokerage services. To date we have provided real estate brokerage services to approximately 300 clients. We earn revenues on these activities by charging brokerage fees in the form of consulting fees for connecting owners who want to sell their properties with the other real estate companies and for providing purchases with sales materials. Income from providing such services is included in the “revenue from real estate management services” revenue stream, and during the years ended December 31, 2023 and 2022, the Company has generated revenues from these activities of US$916,521 and US$28,634, respectively. We began providing real estate brokerage services in 2011.

Real Estate Leasing

We provide leasing services to condominiums and detached houses. We earn revenues on these activities by charging rent for the use of leased properties. Income from providing such services is included in the “revenue from rental services” revenue stream, and during the years ended December 31, 2023 and 2022, the Company has generated revenues from these activities of US$519,499 and US$670,656, respectively. We began providing real estate leasing services in 2018.

In “GATES FUNDING” domain, we provide services as below:

Financial Services

As a part of our financial services, we offer real estate crowdfunding, where we raise funds from our members via our crowdfunding platform to purchase real estate and distribute the proceeds from the management and sale of these properties. We earn revenues on these activities by selling the condominium at a higher price than the price at which we purchase it and also by rent collected from residents in the condominium. We established and launched our real estate crowdfunding platform in 2021.

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Our real estate crowdfunding platform allows individuals to invest as little as approximately US$71 across a diverse portfolio of real estate investment opportunities offered on the platform. On average, we register 0.3 customers per day. To ensure sustainable, safe, and secure asset management for our clients, we meticulously select and screen all properties featured on the platform. The entire process, from property management to sale, can be entrusted to us as a professional real estate firm. Revenue generated from the sales and lease of real estate properties through crowdfunding projects is recorded under the “revenue from sales of real estate properties” and the “revenue from rental services”.

We also provide lending services to companies in need of finance. Income from providing such services is included in “other revenue”, and during the years ended December 31, 2023 and 2022, the Company has generated revenues from these lending activities of US$7,987 and nil, respectively.

Planned Business Activities

We are developing or plan to develop the following services, products, platform or facilities to enhance and expand our business.

Planned U.S, Expansion Initiative.

We plan to expand our business to the U.S. real estate market. Using the funds raised through our crowdfunding platform, we plan to acquire real estate properties in the U.S., and provide investors in Japan with the sales and management services of those properties. We are considering the state of Texas as the first location to initiate this plan. We plan to conduct the procurement and sales of real estate properties including lands, detached houses and condominiums through GATES USA Inc, a wholly owned subsidiary of the Company incorporated in the state of Texas in August 2024. We decided to initiate this plan in Texas based on the following factors: (i) the stable and growing residential population and the number of housing units in Texas, (ii) low property prices compared to ones in other major areas in the U.S. such as California and New York, and estimated increase in the property prices in Texas, (iii) the similarity in basic system and flow of real estate transactions between Texas and Japan, and (iv) some of major Japanese real estate companies entered the market of Texas. In addition to analyzing these market data, our CEO directly inspected properties in Texas and strongly felt the potential of Texas. Within the state of Texas, we are considering starting in the north side of Texas, specifically an area from Dallas to Sherman, areas where we will acquire properties, considering the factors such as regional convenience, demographics, potential economic growth, safety, and average income of residents. In order to research the capital flows in real estate transactions and analyze the risks associated with the acquisition, sales, and management of properties in the U.S., the Company acquired, leased and sold a property in the state of Georgia during the period June 2022 through July 2023. We estimate that the investors in Japan have strong interest in investment in the U.S. real estate properties, according to the survey result conducted during our study session, showing that more than 95% of the participants expressed their interest in investing in the U.S. real estate properties. Furthermore, the aggregate investment amount in the U.S. stock market from Japan exceeded 5 trillion yen, and securitized real estate market in Japan has grown to 33 trillion yen. We also anticipate that interest in the U.S. real estate market will remain in the medium to long term due to expected fluctuations of interest rate and exchange rate. Considering these facts, we believe that the expansion into the U.S. real estate market will significantly contribute to our growth. Although we have not formulated strategies including specific target locations or expansion methods, we are considering further expansion to the East and West Coasts of the U.S. and other regions following the expansion to Texas.

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Planned Auction Platform

Utilizing a portion of the proceeds from this offering, we aim to establish and launch a real estate auction platform named “SELLI,” designed to facilitate the purchase of high-quality condominiums and pre-owned solar power generation facilities worldwide. We differentiate our platform from others by offering secure transactions supported by our extensive experience as a real estate company specializing in property purchases. Real estate transactions often require specialized knowledge due to the complexities involved, including verifying property rights, ownership, condition, and estimating future profitability. These factors, coupled with the involvement of multiple real estate agents, often obscure property prices and inflate costs. SELLI aims to address these challenges by offering an auction platform that allows for the direct sale of high-quality properties at reasonable prices, eliminating the need for intermediary real estate agents. Our specialized knowledge in the entire process of property acquisition enables us to deliver a seamless experience. Furthermore, we are considering adding a feature that enables the users to invest in real estate properties on our platform with a little amount of fund like “Robinhood”, a popular financial services platform. We set the following phases to develop and expand our prospective auction platform:

○	Phase 1 - We plan to expand our auction platform’s investment opportunities into the U.S. real estate market in addition to Japan. The prices of real estate in the U.S. have shown stable increase as compared to the prices of real estate in Japan which have shown drastic fluctuations. To cater to a wider audience, we plan to offer these U.S. investment opportunities through both crowdfunding and auctions. We aim to form a business alliance with a U.S. real estate company to further increase properties on our respective platforms. We also plan to engage the U.S. investors in our auction platform where we provide them with the investment opportunities in the properties in Japan and the U.S.

○	Phase 2 - We plan to expand the auction platform not only to real estate in the U.S., but also real estate in other regions and countries in the world. Although we do not have any specific plans on the target areas to which we will expand at this point, we aim to increase the area where we provide investment opportunities in real estate by considering factors such as economic and market trends in such areas at the time.

○	Phase 3 – We ultimately aim offer investment opportunities in world-wide real estate on our auction platform to investors worldwide. We believe that SELLI will realize the true transparency of property prices through the real estate auction where worldwide investors participate.

Planned Social Lending Services.

Our subsidiary, G.I.F.T Co., Ltd., plans to offer social lending services. In this model, we will collect funds from investors to extend loans to businesses, with the generated profits from loan interest being distributed back to the investors. As of December 31, 2023, we had handled one project and made a loan to Chuo Kanzai Inc., our subsidiary. The revenue from that transaction is eliminated in our consolidated financial statements for the year ended December 31, 2023 as an intercompany transaction. We have not yet provided the social lending services to any third-party customers, but we plan to do so in the future.

Developments Related to Investment Condominiums

We plan to develop a call center to accelerate purchase of condominiums by promoting more communications with owners. We plan to hire more staff to enhance the sale of condominiums which we purchase directly to individual investors. We plan to develop a platform which will publicize prices of investment condominiums to the public (which would otherwise not be public information), cooperating with financial institutions.

Developments Related to Solar Power Generation Facilities

By compiling and analyzing a database of approximately 600,000 real estate owner and property information since our inception, we have developed our proprietary algorithm for investment condominiums that assesses the likelihood of a specific owner’s need to sell property by analyzing factors such as the property purchased, purchase date, other properties owned, and estimated occupation of the owner. We plan to apply this algorithm to our solar power generation facilities to further enhance our capabilities to identify and purchase properties, and provide additional investment opportunities to real estate companies and individual investors.

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Developments Related to Crowdfunding

We are planning to develop a new system to enable timely collections of funds from a larger number of users. Currently, our fund collection process involves the following steps:

1. We recruit investors for the selected product on our crowdfunding platform, where they can apply for the investment.

2. If the total investment applications exceed the solicited amount, we conduct a draw to select the investors.

3. We purchase the investment property.

4. We collect the funds from selected investors

5. We distribute the income or capital gains generated from the product.

Currently, we purchase the property before receiving funds from investors because the funds are transferred to our bank account via a third-party funds transfer system, which takes approximately one month to process. By developing a new funds transfer system, we aim to expedite the receipt of funds, thereby improving our cash management.

Alliance in Our Real Estate Crowdfunding Business

We are currently proceeding with a plan for the alliance in our real estate crowdfunding business with a Japanese real estate company. The company operates a real estate crowdfunding platform which has achieved the largest aggregated investment amount in Japan. We expect the increase of approximately 200 thousand in our real estate crowdfunding members if the alliance realizes.

Developments Related to Rebuilding Condominiums

In Japan, aging condominiums cannot be rebuilt due to opposition from some residents, which has become a widespread social concern in the country. To address this, we plan to offer condominium rebuilding consulting services in collaboration with condominium management associations.

Customers and Suppliers

Our primary customers in sales and brokerage of investment condominiums and solar power generation facilities are individual investors and real estate sales companies. Individual investors account for approximately 30% and real estate companies account for approximately 70% of our entire customer base respectively. We are aiming to increase the sales to individual investors. Our main suppliers are individual investors who own investment condominiums. In real estate crowdfunding, our main customers are individuals ranging from ages 20 to 60.

Industry Overview

Real Estate Industry Generally

Despite the impacts of the COVID-19 pandemic, the Japanese real estate market continues to remain substantial with an annual transaction value around 4.6 trillion yen (approximately $32.6 billion), according to the Japan Real Estate Institute. However, market needs are beginning to evolve, as energy-saving features will become mandatory for mortgage deductions, and interest rates are expected to rise alongside increases in the consumer price index in Japan since the start of 2024. Despite these changes, real estate and rent prices continue to climb, which presents challenges for companies specializing in the purchasing and sale of real estate like ours. We believe we can adapt to shifting market needs driven by economic conditions by creating businesses tailored to individual needs. Additionally, we expect that our expertise can help address social issues such as the aging of real estate and the growing number of people struggling to pay their mortgages.

The real estate industry is susceptible to economic trends, policy interest rate trends, land price trends, real estate sales price trends, and real estate taxation. Therefore, deterioration in real estate market conditions, significant increases in interest rates, or other changes in conditions could affect our business performance.

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Investment Condominium Industry

The investment condominium market in Japan continues to grow as investors recognize these properties as assets with potentially higher yields compared to securities like stocks and bonds, especially given Japan’s negative interest rate policy. Global inflation, the weakening of the Japanese Yen, and a shortage of carpenters have driven up the costs of raw materials and labor, contributing to the rise in condominium prices. In the Tokyo metropolitan area, the number of pre-owned condominiums sold and their average prices have been increasing for 48 consecutive months as of May 2024.

Real Estate Crowdfunding Industry

The global real estate crowdfunding market is expected to reach US$2,724.7 billion by the end of 2036, growing at a CAGR of 50.1% during the forecast period of 2024-2036. The industry size of the real estate crowdfunding market in 2023 is over US$21.0 billion. The major factors expected to propel the market growth during the forecasted period are the global industrialization driving commercial real estate activities and favorable regulations for real estate crowdfunding in several countries across the world. The Japanese real estate crowdfunding market is growing at a significant pace driven by massive construction activity in the country, contributing more than 5.5% of Japan’s GDP in 2021. In Japan, crowdfunding requires the use of internet channels to collect small donations from many people. Generating sales from their products, services, and creative initiatives has become a common strategy for Japanese companies, both startups and established firms, leveraging a healthy market, cooperative local communities, and favorable regulatory conditions. As of December 31, 2023, the Japanese crowdfunding industry had a transaction value of approximately US$170 million. The average amount of funds raised per campaign in 2023 is expected to increase significantly, reaching US$45,000. (Global Real Estate Crowdfunding Market Research, Size, Share and Forecast 2036 (researchnester.com).

Solar Power Industry

The total amount of electricity generated from renewable energy sources, mainly solar power, has been increasing year by year, reaching 8,196 thousand kW at the end of FY2020, equivalent to 53% of the FY2030 target (15,405 thousand kW) of the 6th Basic Energy Plan. The market is expected to reach ¥1,798,600,000 thousand (approximately US$13,300,000 thousand).

Real Estate Management Industry

In the building maintenance and management business, the overall building units and the number of investment condominium units sold in the Tokyo metropolitan area are increasing year by year. Furthermore, apartments and buildings constructed during the high economic growth period are aging, and with demand for reconstruction and commensurate maintenance, management is expected to continue to be in demand in the future.

Sales and Marketing

Purchase and Sales of Real Estate

We market the services of real estate purchase and sales by holding seminars for investors. As to the renovation and resale, we use platforms such as “REINS”, which is a third-party information platform for real estate and approach to potential purchasers through introduction from the other real estate companies. We also maintain relationships with approximately 100 real estate companies so that we can quickly find the best purchaser that can deal with our clients’ demands among them as to the sales consultation services.

Property Management Service

To market our property management services, we offer a policy of zero monthly rental management fees for investment condominiums. This is a business model in which personnel and other expenses are covered by revenues from replacing tenants, and we aim to receive management contracts from owners of investment condominiums that they do not purchase from us, promote new sales, and absorb purchasing and sales needs from owners of managed properties. We continue to update and profile our database so that our analytical algorithms for property owner information, which is one of our strengths, can keep up with changes in market conditions.

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Purchase and Sale of Solar Power Generation Facilities

We market our solar power generation facilities by approaching past and existing clients who are investors.

Financial Services

We market our real estate crowdfunding by advertising on the PR platforms such as PR TIMES.

Real Estate Brokerage Services

We market our real estate brokerage services by maintaining relationships with approximately 100 real estate companies so that we can quickly find the best purchaser that can deal with our clients’ demands among them.

Planned Auction Platform

We plan to market our upcoming auction platform through our study session for real estate literacy. We will introduce a membership system for the auction platform and offer the memberships to the participants.

Competition

There are many competitors, from large companies to new entrants in the market of condominiums for investment. In the solar power facilities market, no major companies have entered the market and there are few competitors. Major companies have entered the market a bit, but there are still few competitors in voluntary sales market. There are many competitors, from large companies to new entrants in the real estate auction market and renovation market. In particular, the real estate crowdfunding industry is crowded with competitors, with 280 companies having entered the market as of December 31, 2022, including many leading listed companies such as Owner’s Book, Creal, and Rimple.

There are many competitors, from large companies to new entrants in the market of real estate management.

Our Competitive Strengths

We believe that there are three major sources of our competitiveness:

First, our ability to purchase properties through the development of our proprietary algorithms. We started as a company specializing in purchasing and brokering condominiums for investment. By compiling and analyzing a database of real estate owner information (approximately 600,000 properties) since our inception, we have developed what we believe to be a proprietary algorithm which provides information on the possibility of a specific owner’s need to sell property by analyzing the property the owner purchased, when the owner purchased it, the other properties the owner holds and the estimated occupation of the owner.

Second, our advantage lies in our commitment to fair sales prices and our strong partnerships with financial institutions. Typically, companies specializing in purchasing properties face challenges working with financial institutions because they facilitate sellers in making lump-sum loan repayments. However, through persistent negotiations, we secure loan commitments from these institutions, streamlining the entire process while enabling transactions without involving multiple intermediaries that incur additional costs before a property being sold to an individual buyer.

Third, is our design of a variety of real estate crowdfunding products. Future Real Estate Institute Inc., our subsidiary, has products that have not been commercialized in the current real estate crowdfunding market, such as ones purchased through voluntary sales, purchased through auctions, and ones after our renovation, which we believe is our advantage.

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Intellectual Property

Trademarks

The names and marks “GATES”, “SELL GATES ONE’S”, “ONE ROOM EXIT”, appearing in this prospectus are the property of the Company and are registered tradenames and trademarks of the Company in Japan. We filed trademark applications in Japan for the name “GAISS”, an investment real estate platform, in November 2023 and for the names of the Company and its subsidiaries “GATES enterprise”, “G.I.F.T”, “GATES GROUP”, and “中央管財” (a Japanese name of Chuo Kanzai Inc.) in April 2024, which are currently under examination.

The following tables summarize our held and applied for trademarks together with their duration.

Trademarks Held	Date of Issuance	Duration
GATES	November 10, 2021	10 years
SELL GATES ONE’S	February 18, 2020	10 years
ONE ROOM EXIT	February 18, 2020	10 years

Trademarks Applied For	Date of Application	Duration is Issued
GAISS	November 30, 2023	N/A
GATES enterprise	April 4, 2024	N/A
G.I.F.T	April 4, 2024	N/A
GATES GROUP	April 4, 2024	N/A
中央管財	April 4, 2024	N/A

Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend any use or display by us of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

Patents

The patent for the real estate scoring AI system was granted in Japan and registered on May 18, 2022, and has a duration of 20 years. The right holders of the patent are GATES Inc. and Onplanetz Co., Ltd., a joint developer.

Service Agreement

On October 2, 2023 (“Effective Date”), the Company entered into a Service Agreement (the “Consulting Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”). Pursuant to the terms of the Consulting Agreement, HeartCore agreed to provide the Company certain services, including the following (collectively, the “Services”):

i.	Suggesting to hire human resources;
ii.	Suggesting to convert financial statements from Japanese tax law basis to Japanese generally accepted accounting principles;
iii.	Suggesting to translate accounting documents (i.e., financial statement, general ledger, journal entry);
iv.	Suggesting to develop growth strategy for the Company after public listing;
v.	Suggesting to consider the listing structure for the Company;
vi.	Assistance with introductions to law firms, underwriters and auditing firm for the Company to make their selections, at their discretion;
vii.	Assisting in the preparation of documentation for internal controls required for an initial public offering by the Company;
viii.	Translation of requested documents into English;
ix.	Conversion of accounting data from Japanese standards to U.S. GAAP;
x.	Provide the Company with support services related to the Company’s NASDAQ or NYSE American listing;

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xi.	Attend and, if requested by the Company lead meetings with the Company’s management and employees;
xii.	Suggesting the preparation of Form S-1 or Form F-1, Form S-4 or Form F-4 filings;
xiii.	Support for investor relations activities;
xiv.	Preparing an investor presentation/deck and executive summary of the Company’s business and operations; and
xv.	Support for investor relations activities.

In providing the Services, HeartCore will not render legal advice or perform accounting services, and will not act as an investment advisor or broker/dealer. Pursuant to the terms of the Consulting Agreement, the parties agreed that HeartCore will not provide the following services, among others: negotiation of the sale of the Company’s securities; participation in discussions between the Company and potential investors; assisting in structuring any transactions involving the sale of the Company’s securities; pre-screening of potential investors; due diligence activities; nor providing advice relating to valuation of or financial advisability of any investments in the Company.

Pursuant to the terms of the Consulting Agreement, the Company agreed to compensate HeartCore as follows in return for the provision of Services during the Term (as defined below).

(a)	US$600,000 to be paid as follows: (i) US$60,000 on the Effective Date; (ii) US$300,000 after 4 months from the Effective Date; (iii) US$120,000 after 6 months from the Effective Date; and (iv) US$120,000 after 8 months from the Effective Date; and

(b)	Issuance by the Company to HeartCore of a common share purchase warrant (the “Warrant”), deemed fully earned and vested as of the Effective Date, to acquire a number of shares of capital stock of the Company, to initially be equal to 3% of the fully diluted share capital of the Company as of the Effective Date, subject to adjustment as set forth in the Warrant.

The term of the Consulting Agreement’s will continue until the earlier of (i) 3 years from the Effective Date and (ii) 2 years later from the date on which the stock of the Company or any successor or resulting entity in merger or other similar transactions begins to be publicly trade on a security exchange market (the “Term”).

Warrant

On October 2, 2023, the Company issued a warrant (the “Warrant”) to purchase the Company’s common shares to HeartCore in exchange for the Services rendered as a consultant in connection with the proposed initial public offering of the Company pursuant to the Consulting Agreement. Pursuant to the terms of the Warrant, HeartCore may, at any time (i) on or after the earlier of the date that either (a) the Company completes its first initial public offering of stock in the U.S. resulting in any class of the Company’s stock being listed for trading on any tier of the Nasdaq Stock Market (“Nasdaq”), the New York Stock Exchange (“NYSE”) or the NYSE American; (b) the Company consummates a merger or other transaction with a special purpose acquisition company (“SPAC”) wherein the Company becomes a subsidiary of the SPAC; or (c) the Company undertakes any other Fundamental Transaction, as such term is defined in the warrant, (the “Trigger Date”); and (ii) on or prior to the close of business on the tenth anniversary of the Trigger Date, exercise the Warrant to purchase 16 common shares of the Company, which represents 3% of GATES GROUP Inc.’s issued and outstanding common shares as of the Trigger Date, for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant. The number of shares for which the Warrant will be exercisable will be automatically adjusted on the Trigger Date to be 3% of the fully diluted number and class of shares of capital stock of the Company as of the Trigger Date, following completion of the transactions which caused the Trigger Date to be achieved. The Warrant contains a 9.99% equity blocker.

Recent Developments

Forward Stock Split

Effective April 30, 2024, the Company approved a stock split of the Company’s issued and outstanding common shares, at a ratio of 1-for-20,000 (the “Stock Split”). Immediately prior to the Stock Split, there were 563 common shares issued and outstanding. As a result of the Stock Split, effective April 30, 2024, the Company had 11,260,000 common shares issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

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Amendment to Service Agreement

On June 7, 2024, the Company entered into an Amendment No. 1 to Service Agreement with HeartCore and HeartCore Financial, Inc., whereby HeartCore transferred all the rights and obligations under the Service Agreement to HeartCore Financial, Inc.

Stock Acquisition Rights

On June 25, 2024, the Company allotted 337,800 stock acquisition rights to HeartCore Financial, Inc. in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors on June 25, 2024 in substitution for the Company Warrant executed as of October 2, 2023 between the Company and HeartCore. The Warrant was terminated upon the issuance of the stock acquisition rights. The stock acquisition rights are exercisable from July 1, 2024 to June 30, 2034 upon the condition that the IPO has been completed. The stock acquisition rights have an exercise price of ¥1(US$0.01) per common share.

Incorporation of New Entity in the U.S.

On August 5, 2024, GATES USA Inc, a wholly owned subsidiary of the Company, was incorporated in the state of Texas. GATES USA Inc is a non-operating entity as of the date of this prospectus. We plan to conduct the procurement and sales of lands and condominiums in the U.S. through this entity, but have not yet commenced any specific business.

Sales

During the period from January 1, 2024 through August 19, 2024, the Company entered into 578 agreements for the sale of condominiums. The aggregate sales price of these condominiums was ¥12,241 million (approximately US$87 million), and the aggregate purchase price of these condominiums corresponding to these sales was ¥10,476 million (approximately US$74 million). The aggregate purchase price of these condominiums included only the purchase price of such condominiums and did not include eviction costs for tenants, boundary termination costs, brokerage commissions to real estate brokers, and other costs normally included in cost of sales.

During the period from January 1, 2024 through August 19, 2024, the Company entered into 6 agreements for the real estate consulting and the aggregate sales amount from such agreements was ¥5 million (approximately US$38 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 1,197 agreements for the property management services and the aggregate sales amount from such agreements was ¥114 million (approximately US$807 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 12 agreements for the sale of solar power generation facilities. The aggregate sales price of these solar power generation facilities was ¥180 million (approximately US$1,276 thousand), and the aggregate purchase price of these facilities corresponding to these sales was ¥137 million (approximately US$971 thousand).

During the period from January 1, 2024 through August 19, 2024, the Company entered into 4 agreements for the financial services and the aggregate income from such agreements was ¥8 million (approximately US$55 thousand).

During the period from January 1, 2024, through August 19, 2024, the Company entered into 94 agreements for the real estate brokerage and the aggregate sales amount from such agreement was ¥62 million (approximately US$440 thousand).

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During the period from January 1, 2024, through August 19, 2024, the Company entered into 31 agreements for the real estate leasing and the aggregate income from such agreements was ¥5 million (approximately US$35 thousand).

Loans and bonds

During the period from January 1, 2024 through August 19, 2024, the Company entered into various loans and corporate bonds, in a total principal amount of approximately US$4.5 million, with banks, financial institutions and individual investors for working capital purpose and for the purpose of purchasing real estate properties. The Company paid off certain loans and bonds in an approximate aggregate amount of US$1.9 million ahead of schedule.

Employees

As of August 19, 2024, the Company and its subsidiaries had in aggregate 130 full-time employees and 7 part-time employees as follows:

Function	Full-Time Employees	Part-Time Employees

Sales and Marketing	110	5
Management (Finance, HR, General Admin)	20	2

None of our employees are represented by a union. We consider our relations with our employees to be good.

Facilities

The Company’s head office is located at 34F Sumitomo Fudosan Shinjuku Grand Tower, 8-17-1 Nishishinjuku, Shinjuku-ku, Tokyo, Japan. The Company subleases this office space which is approximately 748.13 square meters as well as an additional 375.06 square meters of office space from a shareholder of the Company. The current term of this sublease will expire on December 31, 2025. The terms of the office sublease provide for an aggregate base rent of US$74,744 and an aggregate sales tax contribution of US$7,474 per month.

The Company also leases office space located at 23F Osaka Ekimae 4th Bldg., 1-11-4 Umeda, Kita-ku, Osaka-shi, Osaka, Japan. The Company leases this office space which is approximately 110.79 square meters from a third party. The current term of this lease will expire on July 31, 2025. The terms of the office lease provide for a base rent of US$3,725 and a sales tax contribution of US$373 per month.

The Company also leases office space located at 12F Osaka Ekimae 2nd Bldg., 1-2-2-1200 Umeda, Kita-ku, Osaka-shi, Osaka, Japan. The Company leases this office space which is approximately 74.98 square meters from a third party. The current term of this lease will expire on January 4, 2026. The terms of the office lease provide for a base rent of US$1,609 and a sales tax contribution of US$161 per month.

The Company also leases office space located at 6F Ohtaka Bldg., 1-16-14 Shinjuku, Shinjuku-ku, Tokyo, Japan. The Company leases this office space which is approximately 44.30 square meters from a third party. The current term of this lease will expire on May 26, 2025. The terms of the office lease provide for a base rent of US$1,189 and a sales tax contribution of US$119 per month.

We believe that our facilities are suitable to meet our current needs.

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Government Regulation

Regulations Relating to Real Estate Sales and Brokerage

Our Company’s business related to the sale and brokerage of real estate falls under the application of the “Real Estate Brokerage Act.” According to the Real Estate Brokerage Act, anyone wishing to engage in real estate transactions (referred to as “Real Estate Transactions”) must first obtain a license from the Minister of Land, Infrastructure, Transport and Tourism (referred to as the “MLIT”) or the governor of the applicable prefecture. The MLIT or the governor of the applicable prefecture may issue instructions or revoke the license or order the suspension of business for up to one year if a real estate transaction agent engages in transactions that violate the Real Estate Brokerage Act or other significantly inappropriate acts. The Real Estate Brokerage Act also obligates real estate transaction agents to employ a certain number of qualified and registered real estate transaction managers or engage them in their business by other means.

The Real Estate Brokerage Act imposes various obligations on real estate transaction agents. For example, they must provide written documents containing important information about the property (referred to as “Disclosure Statement”) to prospective buyers, lessees, and certain stakeholders before concluding a real estate contract, and provide a sufficient explanation. Additionally, the Real Estate Brokerage Act imposes restrictions on the amount of earnest money that can be collected from buyers and the damages payable to real estate transaction agents. It also imposes limitations on advertising related to real estate transaction agents’ activities.

In May 2022, amendments to the Real Estate Brokerage Act and related regulations were enacted. These amendments allow for the electronic delivery of documents that were previously required to be provided in writing, such as Disclosure Statements, conditional upon the consent of property buyers, lessees, and/or certain stakeholders. As a result of these amendments, virtually all real estate transactions can now be completed online.

Regulations Relating to Rental Housing Management

The rental housing management business conducted by the Company falls under the application of the “Act on Rental Housing Management Business.” Those engaged in rental housing management with 200 or more units under management are required to be registered by the MLIT.

Pursuant to the Act on Rental Housing Management Business, at each business site, it is mandatory to appoint a business manager with knowledge and experience in rental housing management, provide written explanations regarding the specific details and implementation methods of management tasks before entering into a management contract, segregate rental incomes and other managed funds from personal assets, and regularly report on the status of operations to the counterparty of the management contract. Pursuant to the Act on Rental Housing Management Business, subleasing agents are obligated to provide written explanations regarding important matters (such as rent and contract duration) before entering into a specific lease agreement (master lease agreement) in order to prevent the intentional withholding or misrepresentation of facts by employees influencing the counterparty’s judgment, as well as to prohibit exaggerated advertising. Violators may face measures such as suspension of business operations or fines.

In case of violations of the Act on Rental Housing Management Business, the MLIT may revoke the registration of the rental housing management operator and order the suspension of all or part of their business for a period of up to one year. The amendment to the Act on Rental Housing Management Business, enacted in May 2022 allows for the electronic delivery of documents such as the disclosure statements and contracts, conditional upon the prior consent of the contracting party.

Regulations Relating to Condominium Management

Condominium management companies are subject to the “Act on Advancement of Proper Condominium Management,” which requires them to appoint a qualified management officer with a national license for each office, depending on the number of contracts entrusted by the condominium associations. Furthermore, before entering into a management contract with a condominium management association, the aforementioned qualified individuals must explain important matters, provide written documents at the time of contract formation, and fulfill obligations such as monthly financial reports to the entrusted association and reporting on the state of condominium management after the end of the fiscal year. Additionally, pursuant to the Act on Advancement of Proper Condominium Management, condominium management companies must manage repair reserve funds and other assets entrusted by the association separately from their own assets and those of other associations. They also have certain obligations such as displaying signs, maintaining books, and prohibiting subcontracting of routine tasks. In the event of violations of the Act on Advancement of Proper Condominium Management, the MLIT may order the suspension of all or part of their operations for up to one year.

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Regulations Relating to Real Estate Leasing

In Japan, the leasing of buildings is primarily governed by the Civil Code and the Act on Land and Building Leases. Regarding leasing transactions of buildings, the Act on Land and Building Leases takes precedence over the Civil Code, mainly from the perspective of tenant protection. Unless otherwise provided in the Act on Land and Building Leases, its provisions are mandatorily applied to building leases, even if they are more disadvantageous to the tenant than the provisions of the Civil Code, irrespective of the conditions of the relevant lease contract.

Building lease agreements may have fixed terms or be indefinite. However, under the Act on Land and Building Leases, building lease agreements for less than one year are considered indefinite. Even in cases where a building lease agreement has a term of one year or more, unless the landlord provides notice of non-renewal approximately six months before the expiration of the term, the lease agreement is automatically deemed to be renewed indefinitely. Under the Act on Land and Building Leases, it is stipulated that landlords can terminate building leases by giving six months’ notice. However, in the case of building leases with a term of one year or more, it is generally not possible to terminate the lease before the expiration of the term unless otherwise specified in the lease agreement.

Under the Act on Land and Building Leases, the lessor cannot indicate their intention not to renew or terminate the lease unless there are legitimate reasons based on various factors such as the necessity of building usage for both the lessor and the lessee, the history of the building lease, the current usage status of the building, its condition, and the amount the lessor will pay the lessee as compensation for surrendering the building.

Under the Act on Land and Building Leases, if the rent becomes unreasonable, one party to the building lease contract may request an increase or decrease in the rent, regardless of the terms of the lease agreement, due to (i) changes in taxes or other public charges imposed on the leased building or land, (ii) fluctuations in the price of the building or land or other economic conditions, or (iii) comparison with the rent of neighboring similar buildings. However, this provision of the Act on Land and Building Leases does not allow the lessor to demand an increase in rent if the lease agreement specifies that the rent will not be increased for a certain period.

If the parties fail to reach an agreement regarding the increase or decrease in rent, either party can seek a court order. In this case, the court considers various factors, including those mentioned from (i) to (iii), to determine whether to adjust the rent and to what extent. If the court decides to decrease the rent, the lessor is ordered to refund any excess rent collected after the lessee’s initial request and pay interest at an annual rate of 10% on any excess amount.

Under the Land Lease and House Lease Law, for a type of special fixed-term building lease called a fixed-term building lease, the provisions regarding the renewal of lease agreements do not apply. Furthermore, the lessor and lessee may exclude the application of the provisions regarding the adjustment of rent mentioned above.

Regulations Relating to Defects Liability and Contractual Non-Conformity Liability

Regarding real estate sales operations, under the Civil Code and certain other laws, there is a possibility of assuming defects liability for sales contracts or construction defects concluded before March 31, 2020, and contractual non-conformity for sales contracts or construction after April 1, 2020. With the enactment of the “Act for Partial Revision of the Civil Code” on April 1, 2020, the provisions regarding defects liability were entirely revised. The concept of “defects” was replaced with “contractual non-conformity,” clarifying the responsibilities arising from such non-conformities.

In the Civil Code, if there are potential defects or contractual non-conformities in the object of sale or construction, the seller or constructor of a building or land bears legal responsibility to the buyer or contractor for guaranteeing defects or contractual non-conformities. These legal responsibilities typically extend for one year from the date when (i) the buyer became aware of potential defects or contractual non-conformities regarding type or quality, (ii) the delivery of the object with defects in construction, or (iii) the contractor recognized contractual non-conformities regarding type or quality. In the case of contractual non-conformities, after the recent amendments to the Civil Code, pursuing these legal responsibilities can involve cancellation of the sale, deduction of the sale price, realization of conformity, and claims for damages (including resale profits). The Real Estate Brokerage Act generally prohibits real estate transaction agents, who are sellers of buildings or land, from unfairly altering these legal responsibilities to the detriment of the buyer.

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The “Housing Quality Assurance Act.” imposes stricter responsibilities on sellers of newly constructed homes (including newly built condominiums) and construction companies. Under certain conditions, sellers and construction companies of newly built homes bear legal responsibility for defects in the main parts of the home for ten years from its delivery, and any contracts that seek to alter these responsibilities to the detriment of buyers or contractors are deemed invalid.

Regulations Relating to Real Estate Crowdfunding

The Act on Specified Joint Real Estate Ventures was enacted in 1995 to protect investors in “real estate specified joint enterprises” and promote their development. A real estate specified joint enterprise involves a business entity raising funds from multiple investors through anonymous or discretionary partnership agreements to acquire, lease, and manage income-generating real estate, distributing profits from acquisitions to investors.

While our real estate crowdfunding business operates under a license issued by the Governor of Tokyo based on the Act on Specified Joint Real Estate Ventures, the crowdfunding market is still in its early stages. There is a possibility of amendments to the Act on Specified Joint Real Estate Ventures in the future. If such amendments occur, we will promptly adapt to them. However, if regulatory tightening due to legal revisions significantly impacts our business operations, financial condition, and performance, there may be implications for our business activities, financial status, and operating results.

Currently, under the Act on Specified Joint Real Estate Ventures, it is required that each relevant business meets certain capital requirements and possesses the financial foundation necessary for conducting real estate specified joint enterprises, as well as the human resources required to properly carry out the business.

Real estate specified joint enterprise agreements must meet certain criteria, and it is required to have qualified business managers, such as Certified Real Estate Consulting Masters, Certified Building Administrator, and ARES Certified Master, at each office. Additionally, to ensure that investors can obtain sufficient information when conducting pre-contract explanations and contract negotiations online, it is necessary to establish a system for electronic transaction operations. Compliance with these basic requirements as a real estate specified joint enterprise operator is required. Furthermore, any changes in business processes or documents used require approval from the Tokyo Metropolitan Government upon each alteration. Violation of this act may result in the revocation of the operator’s license and, in serious cases, suspension of operations.

Regulations Relating to the Solar Power Business

Our Company engages in purchasing solar power generation facilities from individuals who wish to sell existing operational facilities and selling them to customers who wish to purchase such facilities. Conducting due diligence on the investment is crucial for both purchases and sales. The main laws applicable to this business include the Real Estate Brokerage Act, necessary for dealing with land where solar panels are installed, and the Secondhand Goods Business Act, necessary for dealing with solar panels. The restrictions under the Real Estate Brokerage Act are as mentioned above.

Under the Secondhand Goods Business Act, there are obligations such as verifying the identity of transaction partners to prevent crime, reporting obligations in cases of suspected criminal goods, and recording obligations for transaction partners and items brought in for potential future criminal investigations. Violation of the Secondhand Goods Business Act may result in imprisonment of up to three years or a fine of up to one million yen, as well as administrative penalties such as license revocation.

Regulations Relating to the Money Lending Business:

The Money Lending Business Act mandates the assessment of repayment capacity and imposes restrictions such as prohibiting loans exceeding one-third of the borrower’s annual income, known as the total loan amount regulation. Additionally, if the loan amount exceeds 500,000-yen, submission of proof of annual income is required. These measures aim to prevent excessive lending by money lenders and protect borrowers from falling into multiple debts.

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Furthermore, there are limits on interest rates based on the amount borrowed. There are two legal maximum interest rates: the maximum interest rate under the Interest Rate Restriction Act and the maximum interest rate under the Investment Law. However, to alleviate the burden of interest, lending above the maximum interest rate set by the Interest Rate Restriction Act is legally invalid in civil matters and can result in administrative penalties. Additionally, lending above the maximum interest rate set by the Act Regulating the Receipt of Contributions, Receipt of Deposits and Interest Rates is subject to criminal penalties.

Additionally, there are regulations regarding debt collection methods and measures to prevent excessive collection practices, such as requiring lenders to take out life insurance policies with the borrower as the insured to mitigate risks, as well as prohibitions on lenders holding the borrower’s savings account passbook or cash card. To ensure proper operation of lending businesses, it is mandatory for individuals to pass qualification exams on the necessary knowledge related to lending for each business location and be registered. Moreover, there are provisions for the aggregation of credit information (credit reports) regarding individuals’ borrowing activities from lending institutions and others, which is then provided to credit reporting agencies for registration and dissemination to lending institutions and others.

If found in violation of these regulations, individuals may face penalties such as imprisonment for up to one or two years, or fines of up to 3 million yen, depending on the specific prohibition. Additionally, administrative measures such as cancellation of registration or suspension of business may be imposed on lending businesses. Furthermore, conducting lending business without proper registration may result in imprisonment for up to 10 years or fines of up to 30 million yen.

Regulations Relating to Financial Instruments Dealers

Rules and prohibitions regarding sales and solicitation include regulations on advertising, the obligation to provide written documents before and at the time of contract conclusion, prohibition of unfair solicitation practices, principles of suitability, and prohibition of loss compensation. In the event of a violation of the Financial Instruments and Exchange Act, administrative penalties such as improvement orders, business suspension orders, or registration cancellations may be imposed by the Financial Services Agency. Individuals conducting financial instruments business without registration may face imprisonment of up to five years, a fine of up to 5 million yen, or both.

Regulations Relating to Business Operations in General

In Japan, there are various labor-related laws such as the Labor Standards Act, the Industrial Safety and Health Act, and the Labor Contract Act. The Labor Standards Act sets the minimum standards for working conditions such as working hours, rest periods, and the number of holidays. The Industrial Safety and Health Act mandates measures to ensure the safety of employees and protect the health of workers in the workplace. The Labor Contract Act regulates employment contracts, changes to work rules, dismissals, and disciplinary actions. Our Company complies with these regulations.

The “Act on the Protection of Personal Information” and related guidelines impose various requirements on businesses, including our group companies, that use databases containing personal information, such as appropriate storage of personal information and restrictions on sharing information with third parties. If the Personal Information Protection Commission or other relevant authorities order measures necessary to comply with the law and we fail to comply, our group may face criminal or administrative penalties. Recent amendments have expanded the scope of the Act on the Protection of Personal Information to include anonymized data, pseudonymized data, and personal identification information.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. Defending such proceedings is costly and can impose a significant burden on management and employees. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

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We acquired Chuo Kanzai Inc. and Future Real Estate Institute Inc. through a merger in 2022. As of March 2024, a lawsuit was filed against Chuo Kanzai Inc. in Tokyo District court by the former owner regarding payment of severance benefits totaling 187 million yen and Chuo Kanzai Inc. has filed a countersuit against the former owner for breach of representations and warranties. The current status of this case is still ongoing and we are waiting for the judgement.

MANAGEMENT

Our Executive Officers, Directors, and Corporate Auditors

The following table sets forth the names, ages and positions of our executive officers and members of our board of directors and of our board of corporate auditors as of the date of this prospectus. The business address of all of persons identified below is 34F Sumitomo Fudosan Shinjuku Grand Tower, 8-17-1 Nishishinjuku, Shinjuku-ku, Tokyo, Japan.

Name	Age	Positions Held
Officers and Directors
Yuji Sekino	38	Chief Executive Officer (CEO) and Director

Takeshi Seto	43	Chief Financial Officer (CFO) and Director

Takahiko Nakajima	38	Director

Takashi Nishibori	63	Independent Director

Hironori Matsumiya	47	Independent Director

Masayoshi Takatsu	46	Corporate Auditor*

Yoshihito Arita	37	Corporate Auditor*

Hiroyuki Takamido	55	Corporate Auditor*

* Members of our statutory Board of Corporate Auditors are not members of our Board of Directors.

Biographical Information

The following is a summary of certain biographical information concerning our executive officers, directors, and corporate auditors.

Executive Officers

Yuji Sekino

Mr. Sekino has served as the Company’s Chief Executive Officer and Director since May 2018. He founded the Company’s wholly owned subsidiary GATES Inc. (formerly named Sellgate Japan Co., Ltd.) in August 2011, and founded the Company (formerly named Sellgate Holdings Co., Ltd.) in May 2018. Mr. Sekino also founded the Company’s wholly owned subsidiary GATES Enterprise Inc. in January 2020. Since establishment, Mr. Sekino has been overseeing the overall management of the Company and its subsidiaries as CEO and director. Mr. Sekino graduated from Hinode Private High School in March 2004. Mr. Sekino does not and has not previously served as a director of any reporting company.

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Takeshi Seto

Mr. Seto has served as the Company’s Chief Financial Officer since April 2023 and as a Director since July 2023. He worked at the accounting firm Heartful Accounting Firm from 2005 to 2011, Seto Accounting Office from 2011 to 2014, and Harigaya Accounting Office from 2015 to 2022. He was an accounting and tax advisor of GATES GROUP Inc. from January 2023 to March 2023. Mr. Seto has been providing comprehensive support in accounting, taxation, and general management since the establishment of the Company. Mr. Seto graduated from Setagaya Gakuen High School in March 1999. Mr. Seto does not and has not previously served as a director of any reporting company.

Directors

Takahiko Nakajima

Mr. Nakajima has served as a director of the Company since December 2019. Mr. Nakajima joined UK International Co., Ltd. in November of 2001. In December 2012, he joined the Company’s wholly owned subsidiary GATES Inc. (formerly named Sellgate Japan Co., Ltd.), where he served as the head of the department responsible for contract management and systems. Mr. Nakajima has served as a director of GATES Inc. and GATES enterprise Inc., each a wholly owned subsidiary of the Company, since January 2020. He has also served as a director of Chuo Kanzai Inc., a wholly owned subsidiary of GATES Inc since October 2022. Mr. Nakajima does not and has not previously served as a director of any reporting company.

Independent Directors

Takashi Nishibori

Mr. Nishibori has served as an independent director of the Company since March 2022. He has served as a director of JBI Inc. and TNBI Inc. since September 2011 and June 2021 respectively. He has also served as an independent director of TSUKADA GLOBAL HOLDINGS Inc., ANAP Co., Ltd., HEYAGOTO Co., LTD., and Zeus Enterprise Co., Ltd. since March 2006, November 2007, September 2023, and October 2023, respectively. Since November 2018, Mr. Nishibori has served as a corporate auditor of Yoshimura Package Partners Co., Ltd. Mr. Nishibori graduated from the Faculty of Commerce of Osaka City University in March 1983. Mr. Nishibori does not and has not previously served as a director of any reporting company.

Hironori Matsumiya

Mr. Matsumiya has served as an independent director of the Company since March 2022, and has served as an independent director of the Company’s wholly owned subsidiaries, GATES Inc. and GATES Enterprise Inc. since October 2022. In 2006, he completed training at the Supreme Court of Japan’s Legal Training and Research Institute. He was certified as a lawyer in Japan and joined Orrick, Herrington & Sutcliffe, LLP in 2006, where he worked until February 2009. From March 2009 to September 2014, he worked at MURATA & WAKATSUKI LAW OFFICES. From October 2014 to December 2017, he worked at Island Shinjuku Law Office. He served as a corporate auditor of JIMOS Co., Ltd. from June 2017 to June 2019. Since 2018, he has served as a partner at One Asia Lawyers. He also has served as a director of General Incorporated Association Japan Supplement Association since June 2019. From June 2020 to June 2024, he served as a corporate auditor at Kantokasei Kogyo Co., Ltd., a manufacturer of plated products. Mr. Matsumiya graduated from the Faculty of Law of Keio University’s in March 2000. Mr. Matsumiya does not and has not previously served as a director of any reporting company.

Corporate Auditors

Masayoshi Takatsu

Mr. Takatsu has served as a corporate auditor of the Company since November 2019. Since March 2018, he has been serving as an independent director at Senkaku Co., Ltd., which operates a coin laundry business. From June 2023 to the present, he has also been an independent director at Sokaen Ace Co., Ltd., a company listed on the Tokyo Stock Exchange. Since December 2023, he has been serving as a corporate auditor at Robot Consulting Co., Ltd., which is engaged in software development and related activities.

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Yoshihito Arita

Mr. Arita has served as a corporate auditor of the Company since July 2023, and he has served as a corporate auditor of the Company’s wholly owned subsidiaries, GATES Inc. and GATES Enterprise Inc. since July 2023. He has served as a director of H&I Inc. and Tokyo Growth Inc. since June 2022 and August 2022, respectively. Mr. Arita has also served as an independent director of Teal Bank Corp., HSJ Corporation, AMATUHI Inc., and Jiyujutaku Inc. since December 2020, March 2023, April 2024, and March 2024, respectively.

Hiroyuki Takamido

Mr. Takamido has served as a corporate auditor of the Company since May 1, 2024. From November 2022 to April 2024, he served as the Company’s general manager of the administration department. From March 2023 to April 2024, he served as a director of the Company. From June 2018 through April 2020, Mr. Takamido worked for SOMPO Care Co., Ltd. (formerly named Nexus Care Co., Ltd.). From May 2020 to September 2020, he worked for Matsufuji Foods Co., Ltd. From September 2020 to September 2022, he worked for Matsufuji Co., Ltd. Mr. Takamido graduated from Gifu Prefectural Toki Commercial High School in March 1987. Mr. Takamido does not and has not previously served as a director of any reporting company.

Family Relationships

There are no family relationships among any of our directors, executive officers or corporate auditors.

Corporate Governance Practices

We are a “foreign private issuer” as defined under the federal securities laws of the United States and the NYSE American and the Nasdaq listing standards. Under the federal securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S.-domiciled public companies. We intend to take all actions necessary for us to maintain our status as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the Exchange Act and other applicable rules adopted by the SEC and the NYSE American or the Nasdaq listing standards. Under the SEC rules and the NYSE American or the Nasdaq listing standards, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the SEC and the NYSE American and the Nasdaq permit a foreign private issuer to follow its home country practice in lieu of their respective rules and listing standards. In general, our articles of incorporation and the Companies Act govern our corporate affairs.

As a foreign private issuer, we will follow Japanese law and corporate practice in lieu of the corporate governance provisions set out under NYSE American Company Guide Part 8 and Nasdaq Rule 5600, the requirement in Nasdaq Rule 5250(b)(3) to disclose third party director and nominee compensation, and the requirement in NYSE American Company Guide Part 6 and Nasdaq Rule 5250(d) to distribute annual and interim reports. Of particular note, the following rules under NYSE American Company Guide Part 8 and Nasdaq Rule 5600 are exempt from Japanese law requirements:

●	NYSE American Section 802(A) and Nasdaq Rule 5605(b)(1) require that at least a majority of a listed company’s board of directors be independent directors. Under our current corporate structure, the Companies Act does not require independent directors.

●	NYSE American Section 803(B)(2) and Nasdaq Rule 5605(c)(2)(A) require a listed company to have an audit committee composed entirely of not less than three directors, each of whom must be independent. Under Japanese law, a company may have a statutory auditor or a board of auditors. We have a three-member Board of Corporate Auditors, each member of which will meet the requirements of Rule 10A-3 under the Exchange Act. See “Management—Board of Corporate Auditors” below for additional information.

●	NYSE American Section 805 and Nasdaq Rule 5605(d) require, among other things, that a listed company’s compensation committee be comprised of at least two members, each of whom is an independent director as defined under such rule. Our board of directors will collectively participate in the discussions and determination of compensation for our executive and directors (subject to the maximum aggregate compensation amount resolved by our shareholders meetings), and other compensation related matters. Likewise, our corporate auditors discuss and determine compensation of each corporate auditor (subject to the maximum aggregate compensation amount resolved by our shareholders meetings) without involvement of our board of directors.

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●	NYSE American Section 804 and Nasdaq Rule 5605(e) require that a listed company’s nomination and corporate governance committee be comprised solely of independent directors. Our board of directors will not have a standalone nomination and corporate governance committee. Our board of directors will collectively participate in the nomination process of potential directors and corporate auditors (in the cases of corporate auditors, consent of board of corporate auditors is required) and oversee our corporate governance practices.

●	NYSE American Section 123 and Nasdaq Rule 5620(c) provide a one-third quorum requirement applicable to shareholder meetings. In accordance with Japanese law and generally accepted business practices, our articles of incorporation provide that there is no quorum requirement for a general resolution of our shareholders. However, under the Companies Act and our articles of incorporation a quorum of not less than one-third or more of the total number of voting rights is required in connection with the election of directors, corporate auditors and certain other matters.

The Company intends to avail itself of these exemptions. More specifically, the Company will not have a compensation committee or a nominating and corporate governance committee. Therefore, for as long as the Company remains a “foreign private issuer,” the Company will not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements. If at any time the Company ceases to be a “foreign private issuer” under the rules of the NYSE American or the Nasdaq, the Company intends to avail itself of the “controlled company” exception to the rules of the NYSE American or the Nasdaq.

The “controlled company” exception to the rules of the NYSE American or the Nasdaq provides that a company of which more than 50% of the voting power is held by an individual, group or another company, a “controlled company,” need not comply with certain requirements of the corporate governance rules of the NYSE American or the Nasdaq. Following this offering, Yuji Sekino will control approximately [____]% of the voting power of our outstanding shares if all the common shares being offered are sold (or [____]% of our outstanding voting power if the underwriters exercise the over-allotment option in full). Accordingly, we expect to be a “controlled company” within the meaning of the corporate governance standards of the NYSE American or the Nasdaq.

As a “controlled company” (which is a company of which more than 50% of the voting power is held by an individual, group or another company), we may elect not to comply with certain corporate governance standards, including the requirements: (1) that a majority of our board of directors consist of independent directors; (2) that our board of directors have a compensation committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) that our board of directors have a nominating and corporate governance committee that is comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For so long as we qualify as a controlled company, we may take advantage of these exemptions. Accordingly, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

In the event that we cease to be a “foreign private issuer” under the rules of the NYSE American or the Nasdaq and cease to be a “controlled company” and our common shares continue to be listed on the NYSE American or the Nasdaq, the Company’s Board of Directors will take all action necessary to comply with the corporate governance rules of the NYSE American or the Nasdaq, including, but not limited to, establishing certain committees composed entirely of independent directors, subject to a permitted “phase-in” period.

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Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our board of directors meets no less than once every three months. Under the Companies Act and our articles of incorporation, our Company shall have three or more directors on our board of directors. Our board of directors is currently comprised of three directors. Directors are typically nominated at the board level and are elected at general meetings of the shareholders. The term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within one years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

Our board of directors appoints from among its members one or more representative directors, who serve as head administrator(s) over our Company’s affairs and represent our Company in accordance with the resolutions of our board of directors. Our board of directors may appoint from among its members a chairperson, a president or one or more deputy presidents, senior managing directors, or managing directors.

Under our Company’s current corporate structure, the Companies Act does not require our board of directors to have any independent directors. Our board of directors is currently comprised of five directors, three of whom (Yuji Sekino, Takeshi Seto and Takahiko Nakajima) are considered non-independent and two of whom (Takashi Nishibori and Hironori Matsumiya) are considered independent.

Board of Corporate Auditors

As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of an audit committee of our board of directors. Our articles of incorporation provide for no more than three corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders by a majority of shareholders entitled to vote, where a quorum is established by shareholders holding one-third or more of the voting rights of those who are entitled to vote are present at the shareholders’ meeting. The normal term of office of any corporate auditor expires at the close of the annual general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not concurrently serve as directors, employees or accounting advisors (kaikei sanyo) of our Company or any of our subsidiaries or serve as corporate officers of our subsidiaries. Under the Companies Act, at least one-half of the corporate auditors of a company must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee of a U.S. public company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine our financial statements and business reports to be submitted by a representative director at the general meetings of shareholders, and to prepare an audit report. Our corporate auditors are obligated to participate in meetings of our board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. Our corporate auditors must inspect the proposals, documents, and any other materials to be submitted by our board of directors to the shareholders at the shareholders’ meeting. If a corporate auditor finds a violation of statutory regulations or our articles of incorporation, or another significant improper matter, such auditor must report those findings to the shareholders at the shareholders’ meeting.

Furthermore, if a corporate auditor believes that a director has engaged in, or is likely to engage in, misconduct or acts that are significantly improper, or that there has been a violation of statutory regulations or our articles of incorporation, the corporate auditor: (i) must report that fact to our board of directors; (ii) can demand that a director convene a meeting of our board of directors; and (iii) if no such meeting is convened in response to the demand, can convene the meeting under the corporate auditor’s own authority. If a director engages in, or is likely to engage in, an activity outside the scope of the objectives of our Company or otherwise in violation of laws or regulations or our articles of incorporation, and such act is likely to cause significant damage to our Company, then a corporate auditor can demand that the director cease such activity.

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Our board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and, in the case of audit reports related to financial statements, the independent auditors of our Company each year, and submit such audit reports to a relevant director. A corporate auditor may note an opinion in an audit report issued by our board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by our board of corporate auditors. Our board of corporate auditors is empowered to establish the audit principles, the method of examination by our corporate auditors of our affairs and financial position, and any other matters relating to the performance of our corporate auditors’ duties.

Additionally, our corporate auditors must represent our Company in: (i) any litigation between our Company and a director; (ii) dealing with shareholders’ demands seeking a director’s liability to our Company; and (iii) dealing with notices of litigation and settlement in a derivative suit seeking a director’s liability to our Company. A corporate auditor can file court actions relating to our Company within the authority of our corporate auditors, such as an action to nullify the incorporation of our Company, the issuance of shares, or a merger, or to cancel a resolution at a shareholders’ meeting.

Differences in Corporate Governance from NYSE American Listed Company Rules and the Nasdaq Listing Rules

Companies listed on the NYSE American and the Nasdaq must comply with certain standards regarding corporate governance under Part 8 of the NYSE American Company Guide and Rule 5605 of the Nasdaq Listing Rules, as applicable. However, listed companies that are foreign private issuers, such as we will be, are permitted to follow home country practice in lieu of certain provisions of Part 8 of the NYSE American Company Guide or Rule 5605 of the Nasdaq Listing Rules, as applicable.

The following table shows the significant differences between the corporate governance practices followed by U.S. listed companies under Part 8 of the NYSE American Company Guide and Rule 5605 of the Nasdaq Listing Rules and those followed by GATES.

Corporate Governance Practices Followed by NYSE American-listed U.S. Companies	Corporate Governance Practices Followed by GATES

1. A NYSE American-listed U.S. company and Nasdaq-listed U.S. company must have a majority of directors meeting the independence requirements under Section 802(A) of the NYSE American Company Guide and Rule 5605(a)(2) of the Nasdaq Listing Rules.

For Japanese companies, including GATES, which employ a corporate governance system based on a board of corporate auditors (the board of corporate auditor system), the Companies Act of Japan (the Companies Act) has no independence requirement with respect to directors. The task of overseeing management and independent auditors is assigned to the members of the board of corporate auditors, who are separate from GATES’ management.

All members of the board of corporate auditors must meet certain independence requirements under the Companies Act.

For Japanese companies with a board of corporate auditors, including GATES, at least half of the members of such board must be “outside” corporate auditors. Such “outside” corporate auditors of the board of corporate auditors must meet additional independence requirements under the Companies Act. An “outside” corporate auditor of the board of corporate auditors means a member of the board of corporate auditors who, among other things, (i) has not been a director or employee, including a manager, of GATES or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors, (ii) (in case of a person who has formerly served as a member of the board of corporate auditors of GATES or any of its subsidiaries within 10 years prior to assuming the position of a member of the board of corporate auditors) has not been a director or employee, including a manager, of GATES or any of its subsidiaries within 10 years prior to assuming such former position of a member of the board of corporate auditors and (iii) is not currently spouse or relative within two degrees of a director or important employee, including a manager, of GATES.

As of [______], 2024, GATES had three members of the board of corporate auditors, two of them were “outside” members of the board of corporate auditors.

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Corporate Governance Practices Followed by NYSE American and Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by GATES

2. A NYSE American-listed U.S. company and Nasdaq-listed U.S. company must have an audit committee composed entirely of independent directors, and the audit committee must have at least three members.

GATES employs the board of corporate auditor system as described above. Under this system, the board of corporate auditors is a legally separate and independent body from the board of directors. The main function of the board of corporate auditors is similar to that of independent directors, including those who are members of the audit committee of a U.S. company: to monitor the performance of the directors, and review and express opinions on the method of auditing by GATES’ independent auditors and on such independent auditors’ audit reports, for the protection of GATES’ shareholders.

As of [____], 2024, GATES had three members of the board of corporate auditors. Each member of the board of corporate auditors serves a four-year term of office. In contrast, the term of office of each director of GATES is one year.

With respect to the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934 relating to listed company audit committees, GATES relies on an exemption under that rule which is available to foreign private issuers with board of corporate auditors meeting certain requirements.

3. A NYSE American-listed U.S. company and Nasdaq-listed U.S. company must have a nominating/corporate governance committee composed of entirely independent directors and the compensation committee must have at least two members.	GATES’ directors are elected at a general meeting of shareholders. Its board of directors does not have the power to fill vacancies thereon. The members of the board of corporate auditors are also elected at a general meeting of shareholders of GATES. A proposal by GATES’ board of directors to elect a member to the board of corporate auditors must be approved by a resolution of its board of corporate auditors. The board of corporate auditors is empowered to adopt a resolution requesting that GATES’ directors submit a proposal for election of a member of the board of corporate auditors to a general meeting of shareholders. The members of the board of corporate auditors have the right to state their opinions concerning election of a member of the board of corporate auditors at the general meeting of shareholders.

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Corporate Governance Practices Followed by NYSE American and Nasdaq-listed U.S. Companies	Corporate Governance Practices Followed by GATES

4. A NYSE American-listed U.S. company and Nasdaq-listed U.S. company must have a compensation committee composed entirely of independent directors and the compensation committee must have at least three members. Compensation committee members must satisfy the additional independence requirements under Section 805(c)(1) of the NYSE American and 5605(d)(2)(A) of the Nasdaq Listing Rules.	The total amount of compensation for GATES’ directors and the total amount of compensation for the members of GATES’ board of corporate auditors are proposed to, and voted upon by, a general meeting of shareholders. Once the proposal for each of such total amount of compensation is approved at the general meeting of shareholders, each of the board of directors and board of corporate auditors allocates the respective total amount among its respective members.

A compensation committee must also have authority to retain or obtain the advice compensation and other advisers, subject to prescribed independence criteria that the committee must consider prior to engaging any such adviser.	There are no procedural or disclosure requirements with respect to the use of compensation to consultants, independent legal counsel or other advisors.

Risk Management

One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors has a standing risk management committee. In particular, our risk management committee is responsible for monitoring and assessing strategic risk exposure, including risks associated with cybersecurity, data protection, legal and regulatory matters, and our board of corporate auditors, cooperating with our internal audit group, is responsible for overseeing and evaluating our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our board of corporate auditors also reviews legal, regulatory and compliance matters that could have a significant impact on our financial statements. While each standing committee of our board of directors will be responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors will be regularly informed through committee reports about such risks.

Code of Business Conduct

Following the consummation of this offering, our board of directors will adopt a written code of business conduct that applies to our directors, corporate auditors, officers, and employees (including our principal executive officer, principal financial officer, principal accounting officer or controller, and other persons performing similar functions), and our agents.

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Limitation of Liability of Directors and Corporate Auditors

In accordance with our articles of incorporation, and pursuant to the provisions of Article 427 of the Companies Act, we are authorized to enter into agreements with corporate auditors, to limit his or her liability to our Company for any losses or damages arising from the conduct specified under Article 423 of the Companies Act; provided, that, the amount of such limited liability is the amount stipulated in applicable laws and regulations, whichever is higher. We have not, however, executed any such limitation of liability agreements with our corporate auditors.

Our articles of incorporation include limitation of liability provisions for independent directors and corporate auditors, pursuant to which our board of directors can authorize our Company to exempt the independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations, including Article 426, Paragraph 1 of the Companies Act.

Compensation of our Executive Officers, Directors and Corporate Auditors

Remuneration to our executive officers, directors and corporate auditors is comprised of base compensation. In the fiscal year ended December 31, 2023, we paid an aggregate of approximately ¥74.5 million (US$530 thousand) to our executive officers and directors, namely Yuji Sekino, Takeshi Seto, Takahiko Nakajima, Hiroyuki Takamido, Takashi Nishibori, and Hironori Matsumiya, and ¥6.6 million (US$47 thousand) to our corporate auditors, namely Masayoshi Takatsu, Yoshihito Arita, and Naoki Shiraishi. In the fiscal year ended December 31, 2022, we paid an aggregate of approximately ¥90.6 million (US$689 thousand) to our executive officers and directors, namely Yuji Sekino, Takahiko Nakajima, Hideo Kobayashi, Yoshinori Maruyama, Takashi Nishibori, Hironori Matsumiya, and Manabu Nakamura, and ¥9.6 million (US$73 thousand) to our corporate auditors, Masayoshi Takatsu and Naoki Shiraishi. The Company did not grant any stock options or warrants to employees and did not provide discretionary bonuses during the fiscal years ended December 31, 2023 and 2022. We have not set aside pension, retirement, or other benefits for our executive officers.

In accordance with the Companies Act and our articles of incorporation, the amount of compensation for our directors and corporate auditors is decided by first setting the maximum amount of total compensation for all of our directors and corporate auditors through a resolution adopted by our shareholders at a shareholders meeting. The representative director authorized by our board of directors and our board of directors then decide on the amount of compensation for each director based on certain criteria established by our Company, and the amount of compensation for each corporate auditor is decided through discussions among the corporate auditors.

The amount of compensation for executive officers, excluding directors, is determined by the Board of Directors.

The following table summarizes the total amount of remuneration paid to our directors and corporate auditors in fiscal year 2023, including by the type of remuneration and the number of persons in each category.

(except stock options and number of persons in category) Category of directors and corporate auditors	Total amount of remuneration	Base compensation	Number of persons in category
Directors (1)	$530,392	$530,392	6
Full-time outside corporate auditor (2)	$29,893	$29,893	1
Outside corporate auditors (3)	$17,081	$17,081	2

(1)	Consist of Yuji Sekino, Takeshi Seto, Takahiko Nakajima, Hiroyuki Takamido, Takashi Nishibori and Hironori Matsumiya. Hiroyuki Takamido served as a director before his appointment to the board of corporate auditors on May 1, 2024.

(2)	Consists of Naoki Shiraishi.

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(3)	Consists of Masayoshi Takatsu and Yoshihito Arita. Hiroyuki Takamido is not included due to his appointment to the board of corporate auditors on May 1, 2024.

Stock Acquisition Right

From 2018 to the timing of this filing, the Company granted stock acquisition rights for the purchase of shares of the Company’s common shares approved by its shareholders one time as shown in the table below.

Issue name	Issue Date	Expiration date	Exercise price (Per share)	Common shares (Grant Number)
Batch 1 (1)	6/25/2024	6/30/2034	$0.01	337,800

(1)	On June 25, 2024, the Company allotted 337,800 stock acquisition rights to HeartCore Financial, Inc. in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors in substitution for the Warrant executed as of October 2, 2023, between the Company and HeartCore. The stock acquisition right is exercisable from July 1, 2024 to June 30, 2034 upon the condition that the IPO has been completed. The stock acquisition right has an exercise price of ¥1(US$0.01) per common share.

PRINCIPAL SHAREHOLDERS

The following table and accompanying footnotes set forth certain information with respect to the beneficial ownership of our common shares, immediately prior to and immediately after the completion of this offering, by:

●	each of our named executive officers, directors, and corporate auditors;

●	all of our named executive officers, directors, and corporate auditors as a group; and

●	each person or entity (or group of affiliated persons or entities) known by us to be the beneficial owner of 5% or more of our common shares.

To our knowledge, each shareholder named in the table has sole voting and investment power with respect to all of our common shares shown as “beneficially owned” (as determined by the rules of the SEC) by such shareholder, except as otherwise set forth in the footnotes to the table. The SEC has defined “beneficial” ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power.

The percentages reflect beneficial ownership (as determined in accordance with Rule 13d-3 under the Exchange Act) immediately prior to, and immediately after, the completion of this offering. Shares immediately prior to the completion of this offering are based on 11,260,000 common shares outstanding. Shares immediately following the completion of this offering are based on the shares immediately prior to the completion of this offering and an assumed offering of [_______] common shares at an offering price of US$[____] per common share, assuming no exercise by the underwriters of their option to purchase additional common shares from us in this offering.

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Except as noted in the footnotes to the table below, the address for all of the shareholders in the table below is c/o GATES GROUP Inc., 34F Sumitomo Fudosan Shinjuku Grand Tower, 8-17-1 Nishishinjuku, Shinjuku-ku, Tokyo, 160-6101 Japan.

	Common Shares Beneficially Owned Immediately Prior to this Offering(2)			Common Shares Beneficially Owned Immediately After this Offering(1)
Name of Beneficial Owner	Shares	Percentage		Shares	Percentage
Named Executive Officers, Directors, and Corporate Auditors:
Yuji Sekino (1)	7,080,000	62.9%				%
Takeshi Seto	100,000	*	%			%
Takahiko Nakajima	160,000	1.4%				%
Takashi Nishibori	-	*	%			%
Hironori Matsumiya	-	*	%			%
Masayoshi Takatsu	-	*	%			%
Yoshihito Arita	-	*	%			%
Hiroyuki Takamido	-	*	%			%
All named executive officers, directors, and corporate auditors as a group 8 persons	7,340,000	65.2%				%
5% or more Shareholders:
RECON MARK, INC. (1)	5,820,000	51.7%				%

* Represents less than 1% of the number of common shares outstanding.

(1) Represents: (i) 1,260,000 common shares directly beneficially owned by Yuji Sekino; and (ii) 5,820,000 common shares held by RECON MARK, INC., which is 100% owned by Yuji Sekino, our Chief Executive Officer. As Yuji Sekino has sole voting and dispositive power over these common shares, thus is deemed to be the beneficial owner of these common shares.

(2) Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. A person is deemed to be the beneficial owner of any common shares if that person has or shares voting power or investment power with respect to those shares or has the right to acquire beneficial ownership at any time within 60 days.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS

Transactions with Related Parties

The related parties had material transactions for the years ended December 31, 2023, 2022 and 2021 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2023
Yuji Sekino	CEO of the Company
RECON MARK, INC.	A company controlled by CEO of the Company

The Company borrowed US$714,143, US$358,869, and nil from RECON MARK, INC. during the years ended December 31, 2023, 2022, and 2021, respectively, and repaid the amount in full during the years ended December 31, 2023 and 2022. The loans bore an interest rate of 2% with terms of 7 months and 2.5 months for the years ended 2023 and 2022, respectively.

The Company consumed entertainment, consulting, legal and recruitment service from certain related party service providers and incurred selling, general and administrative expenses of US$65,101, US$15,975, and US$21,850 for the years ended December 31, 2023, 2022, and 2021, respectively. Payables due to such related party service providers amounted to US$1,561, nil, and US$1,910 as of December 31, 2023, 2022, and 2021 respectively.

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Compensation to Directors, Corporate Auditors, and Officers

Takashi Nishibori is an independent director of our Company. Takashi Nishibori receives US$2,838 per month from our Company as a consulting fee.

Hironori Matsumiya is an independent director of our Company. Hironori Matsumiya receives US$2,129 per month from our Company as a consulting fee.

Masayoshi Takatsu is a corporate auditor of our Company. Masayoshi Takatsu receives US$710 per month from our Company as a consulting fee.

Yoshihito Arita is a corporate auditor of our Company. Yoshihito Arita receives US$1,419 per month from our Company as a consulting fee.

Hiroyuki Takamido is a corporate auditor of our Company. Hiroyuki Takamido receives US$4,494 per month from our Company as a consulting fee.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the material terms of our capital stock and our articles of incorporation, including a summary of the relevant provisions of applicable share handling regulations, of the Companies Act and the Act on Book-Entry Transfer of Company Bonds, Shares, etc. of Japan (Shasai Kabushiki tou no Furikae ni kansuru Houritsu) (Act No. 75 of 2001, as amended) (including regulations promulgated thereunder, the “Book-Entry Act”) relating to joint-stock corporations (kabushiki kaisha), and of certain related laws and legislation, each as currently in effect. Because it is a summary, this discussion should be read together with our articles of incorporation and the applicable share handling regulations.

We are a joint-stock corporation founded in Japan under the Companies Act. The rights of our shareholders are represented by our common shares as described below, and our shareholders’ liability is limited to the amount of their respective holdings in such shares.

Description of Our Share Capital

As of August 19, 2024, our authorized capital stock consisted of 30,000,000 common shares, and there were 11,260,000 common shares outstanding. As of August 19, 2024, there were 17 record holders of our common shares.

Based upon the assumed offer and sale of [_________] common shares in this offering at an initial public offering price of US$[________] per share (which is the midpoint of the range set forth on the cover page of this prospectus), following this offering, there will be [________] common shares outstanding.

All currently outstanding common shares are fully-paid and non-assessable.

Changes in Capital

Under our articles of incorporation, any changes in capital, such as a share issuance, stock split, consolidation of shares, or issuance of share options, among others, require a majority vote of our common shareholders, as described under “—Voting Rights and Shareholder Meetings” below.

Voting Rights and Shareholder Meetings

Our articles of incorporation provide that each annual meeting of our shareholders must be held in March of each year. In addition, shareholders meetings to consider and vote on extraordinary matters may be held as necessary, provided that we satisfy all of the procedural requirements under both our articles of incorporation and the Companies Act.

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Our common shares allocate one vote per share at shareholders’ meetings. Our articles of incorporation provide for a simple majority approval on most matters submitted for shareholder vote, unless otherwise required by laws or regulations. As required by law, and as referenced in our articles of incorporation, a two-thirds majority approval is required for any votes on matters specified in Article 309, Paragraph (2) of the Companies Act, which cover, in relevant part, treasury stock purchases, purchases of an entire class of shares, and stock consolidations. Any amendment to our articles of incorporation must be approved by our shareholders at a shareholders’ meeting.

Pre-Emptive Rights

Holders of common shares have no pre-emptive rights under our articles of incorporation.

Dividend Rights

We may issue dividends upon a resolution of our common shareholders. We have not paid dividends to shareholders in the past. The payment of future dividends on our common shares, if any, must be approved by our common shareholders at the annual meeting of the shareholders and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that our common shareholders may deem relevant, including retaining future earnings, if any, for reinvestment in the development and expansion of our business.

Liquidation Rights

In accordance with the Companies Act and the Articles of Incorporation, liquidations must be approved by common shareholders holding at least a two-thirds majority of the shares present at a meeting where a quorum of one-third of the issued and outstanding shares with voting rights is present.

Transfer Agent

Under Article 11 of our articles of incorporation, we are required to have a shareholder registry administrator. The shareholder registry administrator and the shareholder registry administrator’s location for handling share-related affairs must be determined pursuant to a resolution of our board of directors. All affairs related to our shareholder and share option registries are delegated to the shareholder registry administrator and are not to be handled by our Company. The current shareholder registry administrator for our Company is _________________.

Limitations on Liability

Our articles of incorporation permit us to exempt, by resolution of our board of directors, corporate auditors from liabilities arising in connection with their failure to execute their duties in good faith (but without gross negligence), to the fullest extent permitted by the Companies Act. In addition, our articles of incorporation permit us to exempt, by resolution of our board of directors, directors from liabilities arising in connection with any failure to execute their duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), to the fullest extent permitted by the Companies Act. Should our board of directors, exempt a corporate auditor or director from any such liabilities, our rights and those of our shareholders to file shareholders’ derivative suits on behalf of our Company to recover monetary damages from such director or corporate auditor for breach of their duties under the Companies Act will be eliminated or reduced. However, exculpation does not apply to any director or corporate auditor if they have breached their duties under the Companies Act intentionally (koi) or by gross negligence (ju-kashitsu). Furthermore, we may enter into agreements for the limitation of liabilities with our independent directors and corporate auditors. If we do so, we expect that these agreements will eliminate or reduce our rights and those of our shareholders as described above.

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Articles of Incorporation

Objective of our Company under our Articles of Incorporation

We have broad authority under Article 2 of our articles of incorporation to conduct our lines of business.

Provisions Regarding Our Directors

With respect to the election of directors of our Company, each director must be voted in by a majority of our common shareholders entitled to vote at a common shareholders’ meeting where shareholders holding one-third or more of the voting rights entitled to vote are present. Additionally, any resolution regarding the election of a director cannot be adopted by cumulative voting.

Rights of Shareholders of our Common Shares

Under the Companies Act and our articles of incorporation, holders of our common shares have, among others, the following rights:

●	the right to receive dividends when the payment of dividends has been approved at a shareholders’ meeting, with this right lapsing three years after the due date for payment according to a provision in our articles of incorporation;

●	the right to vote at a shareholders’ meeting (cumulative voting for the election of directors is not allowed under our articles of incorporation);

●	the right to receive surplus in the event of a liquidation; and

●	the right to require us to purchase shares subject to certain requirements under the Companies Act when a shareholder opposes certain resolutions, including (i) the transfer of all or material part of our business, (ii) an amendment to our articles of incorporation to establish a restriction on share transfer, (iii) a share exchange or share transfer to establish a holding company, (iv) a company split, or (v) a merger, all of which must, as a general rule, be approved by a special resolution adopted at a shareholders’ meeting.

Under the Companies Act, a company is permitted to make a distribution of surplus to the extent that the aggregate book value of the assets to be distributed to shareholders does not exceed the distributable amount provided for under the Companies Act and the applicable ordinance of the Ministry of Justice as of the effective date of such distribution of surplus. The amount of surplus at any given time shall be the amount of the Company’s assets and the book value of the Company’s treasury stock after subtracting and adding the amounts of the items provided for under the Companies Act and the applicable ordinance of the Ministry of Justice.

A shareholder is generally entitled to one vote per share at a shareholders’ meeting. In general, under the Companies Act and our articles of incorporation, a shareholders’ meeting may adopt an ordinary resolution by a majority of the voting rights presented at the meeting. The Companies Act and our articles of incorporation require a quorum of not less than one-third of the total number of voting rights in connection with the election of directors and statutory auditors. Under the Companies Act, to avoid exercising improper control in a form of mutual shareholding, an institutional shareholder, 25% or more voting rights of which are directly or indirectly held by us, does not have voting rights at our shareholders’ meeting. We have no voting rights with respect to our own common shares that we hold. Shareholders may exercise their voting rights through proxies, provided that a shareholder may appoint only one other shareholder who has voting rights as its proxy.

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With respect to a special resolution, while the Companies Act generally requires a quorum of the majority of the total number of voting rights and approval of two-thirds of the voting rights presented at the meeting in connection with any material corporate actions, it allows a company to reduce the quorum for such special resolutions pursuant to its articles of incorporation to one-third (or greater than one-third) of the total number of voting rights. We adopted a quorum of not less than one-third of the total number of voting rights in our articles of incorporation for special resolutions for material corporate actions, such as:

●	a reduction of the stated capital (except when a company reduces the stated capital within a certain amount as provided for under the Companies Act);

●	an amendment to our articles of incorporation;

●	establishment of a 100% parent-subsidiary relationship through a share exchange or share transfer requiring shareholders’ approval;

●	a dissolution, merger, or consolidation requiring shareholders’ approval;

●	a company split requiring shareholders’ approval;

●	a transfer of all or an important part of our business;

●	a takeover of the entire business of any other corporation requiring shareholders’ approval;

●	issuance of new shares at a substantially favorable price, or issuance of stock acquisition rights or bonds with stock acquisition rights with substantially favorable conditions, to persons other than our shareholders; and

●	other material corporate actions provided in the Companies Act.

The Companies Act provides additional specific rights for shareholders owning a substantial number of voting rights.

A shareholder holding 90% or more of the total number of voting rights of all shareholders has the right to demand that all other shareholders sell their shares to such shareholder who holds 90% or more of the voting rights.

Shareholders holding 10% or more of the total number of voting rights of all shareholders, or 10% or more of the total number of our outstanding shares, have the right to apply to a court of competent jurisdiction for our dissolution.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders for six months or more have the right to demand the convening of a shareholders’ meeting.

Shareholders who have held 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, for six months or more have certain rights under the Companies Act, which include the right to:

●	apply to a competent court for removal of a director or a corporate auditor where a fraudulent act or a significant event violating laws and regulations or the Company’s Articles of Incorporation exists with respect to performance of duties of such director or corporate auditor, and removal by shareholders at a meeting has been denied; and

●	apply to a competent court for removal of a liquidator.

Shareholders holding 3% or more of the total number of voting rights of all shareholders have the right to object to the exculpation of a director or a corporate auditor from certain liabilities.

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Shareholders holding 3% or more of the total number of voting rights of all shareholders, or 3% or more of the total number of our outstanding shares, have certain rights under the Companies Act, which include the right to:

●	examine our accounting books and documents and make copies of them; and

●	apply to a competent court for the appointment of an inspector to inspect our operation and/or financial condition where an event casting doubt on a fraudulent act or a significant fact violating laws and regulations or the Company’s Articles Incorporation exists with respect to operation of the Company.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders for six months or more have the right to apply to a competent court for the appointment of an inspector to review the correctness of the convocation and voting procedures of a shareholders’ meeting.

Shareholders who have held 1% or more of the total number of voting rights of all shareholders, or 300 or more voting rights, for six months or more have the right to demand that certain matters be added to the agenda items at a shareholders’ meeting.

Shareholders who have held any number of shares for six months or more have the right to demand that we take certain actions under the Companies Act, which include the rights to demand:

●	the institution of an action to enforce the liabilities of our directors or corporate auditors;

●	the institution of an action to disgorge from a recipient the benefit of a proprietary nature given in relation to the exercise of the right of a shareholder; and

●	on our behalf, that a director ceases an illegal or ultra vires action.

There are no provisions under the Companies Act or our articles of incorporation which forces shareholders to make additional contributions when requested by us.

Under the Companies Act, in order to change the rights of shareholders which are stipulated and defined in our articles of incorporation, we must amend our articles of incorporation. Amendments must, as a general rule, be approved by a special resolution of our shareholders.

Annual meetings and special meetings of shareholders are convened by our Chief Executive Officer based on a resolution of our board of directors. Under our articles of incorporation, shareholders of record as of December 31 of each year have the right to attend our annual shareholders’ meeting. We may, by prescribing a record date, determine the shareholders who are stated or recorded in the shareholder registry on the record date as the shareholders entitled to attend and take action at a special shareholders’ meeting, and in this case, we are required to make a public notice of the record date at least two weeks prior to the record date. A convocation notice will be sent to these shareholders at least two weeks prior to the date of the shareholders’ meeting.

Our Acquisition of our Common Shares

Under applicable laws of Japan, we may acquire our common shares:

(i)	from a specific shareholder (other than any of our subsidiaries), pursuant to a special resolution of a shareholders’ meeting; or

(ii)	from any of our subsidiaries, pursuant to a resolution of our board of directors.

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In the case of any acquisition made by way of (i) above, any other shareholder may request within a certain period of time provided under the applicable ordinance of the Ministry of Justice before a shareholders’ meeting that we also purchase the shares held by the requesting shareholder, unless the purchase price or any other consideration to be delivered in exchange for the acquisition of common shares does not exceed the market price of our common shares calculated by the method prescribed in the applicable ordinance of the Ministry of Justice.

In general, an acquisition by us of our common shares must satisfy certain requirements, including that the total amount of the acquisition price may not exceed the distributable amount.

We may hold the common shares which we acquired pursuant to (i) and (ii) above, or we may cancel such shares by a resolution of our board of directors. We may also dispose of such shares pursuant to a resolution of our board of directors, subject to other requirements applicable to the issuance of shares under the Companies Act.

Restrictions on Holders of our Common Shares

There are no restrictions with respect to non-residents of Japan or foreign shareholders holding our common shares or on the exercise of voting rights. However, pursuant to a provision of our share handling regulations, a shareholder who does not have an address or residence in Japan is required to file with our transfer agent its temporary address to receive notices in Japan or that of a standing proxy having any address or residence in Japan.

There are no provisions in our articles of incorporation that would have the effect of delaying, deferring, or preventing a change in control that would operate only with respect to a merger, acquisition or corporate restructuring involving us.

There are no provisions in our articles of incorporation or other subordinated rules regarding an ownership threshold, above which shareholder ownership must be disclosed.

There are no provisions in our articles of incorporation governing changes in our Company’s capital that are more stringent than is required by law.

Historical Common Equity Transactions

Since May 1, 2018, the Company engaged in the following unregistered stock issuances:

On June 25 2024, the Company allotted 337,800 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors in substitution for the Warrant executed as of October 2, 2023, between the Company and HeartCore. The stock acquisition right is exercisable from July 1, 2024 to June 30, 2034 upon the condition that the IPO has been completed. The stock acquisition right has an exercise price of ¥1(US$0.01) per common share.

We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

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SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for our common shares. Future sales of substantial amounts of our common shares, including shares issued upon the conversion of any convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common shares to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [_______] common shares issued and outstanding. In the event the representative exercises in full the over-allotment option to purchase additional common shares, we will have [____________] common shares issued and outstanding. The common shares sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued common shares that were not offered and sold in this offering, as well as shares issuable upon the exercise of warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted common shares of our Company for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of our common shares then outstanding; which will equal approximately [______] common shares immediately after this offering (assuming no exercise by the underwriters of their option to purchase additional common shares from us); or

●	1% of the average weekly trading volume of our common shares on the NYSE American or the Nasdaq, as applicable, during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of US$50,000, the seller must file a notice on Form 144 with the SEC and the NYSE American or the Nasdaq, as applicable, concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

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Under Rule 144, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned our common shares for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement. Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Rule 701

In general, Rule 701 allows a shareholder who purchased our common shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and holders of 10% or more of our outstanding securities (or securities convertible into our common shares) have agreed with the representative, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common shares or securities convertible into or exercisable or exchangeable for our common shares for a period of six months from the date on which the trading of the common shares on the NYSE American or the Nasdaq commences. See the “Underwriting” section below for more information.

Form S-8 Registration Statements

Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act to register the common shares issued or reserved for issuance under any future plan. The registration statement on Form S-8 will become effective automatically upon filing. Common shares issued upon exercise of a stock option and registered under the Form S-8 registration statement will, subject to vesting and lock-up provisions, and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the lock-up restrictions described under “Underwriting—No Sales of Similar Securities”, in which case, after the expiration of such lock-up.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL MATTERS RELATING TO SHARE TRANSFER RESTRICTIONS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN LEGAL ADVISOR REGARDING THE PARTICULAR SECURITIES LAWS AND TRANSFER RESTRICTION CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

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CERTAIN TAX CONSIDERATIONS

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership or disposition of our common shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any local, state, foreign, including Japan, or other taxing jurisdiction.

Taxation in Japan

Generally, a non-resident of Japan or non-Japanese entity (which we refer to as a “Non-Resident Holder”) is subject to Japanese withholding tax on dividends paid by Japanese corporations. Stock splits are not subject to Japanese income tax. A conversion of retained earnings or legal reserve (but not additional paid-in capital, in general) into stated capital (whether made in connection with a stock split or otherwise) is not treated as a deemed dividend payment to shareholders for Japanese tax purposes. Thus, such a conversion does not trigger Japanese withholding taxation (Article 2(16) of the Japanese Corporation Tax Law and Article 8(1)(xiii) of the Japanese Corporation Tax Law Enforcement Order).

Pursuant to the Convention Between the Government of the United States of America and the Government of Japan for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income (which we refer to as the “Treaty”), dividend payments made by a Japanese corporation to a U.S. resident or entity, unless the recipient of the dividend has a “permanent establishment” in Japan, and the common shares with respect to which such dividends are paid are effectively connected with such “permanent establishment”, are generally subject to a withholding tax at rate of: (i) 10% for portfolio investors who are qualified U.S. residents eligible for benefits of the Treaty; and (ii) 0% (i.e., no withholding) for pension funds which are qualified U.S. residents eligible for benefits of the Treaty, provided that the dividends are not derived from the carrying on of a business, directly or indirectly, by such pension funds. Japan is a party to a number of income tax treaties, conventions and agreements, (which we refer to collectively as the “Tax Treaties”), whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, and Republic of Singapore. Japan’s income tax treaties with Australia, Belgium, France, The Netherlands, Sweden, Switzerland and the United Kingdom have been amended to generally reduce the maximum withholding tax rate to 10%.

On the other hand, unless one of the applicable Tax Treaties reducing the maximum rate of withholding tax applies, the standard tax rate applicable to dividends paid with respect to listed shares, such as those paid by our Company on shares, to Non-Resident Holders is 15% under the Japanese Income Tax Law, except for dividends paid to any individual shareholder who holds 3% or more of the issued shares, in which case the applicable rate is 20% (Article 182(2) of the Japanese Income Tax Law and Article 9-3(1)(i) of the Japanese Special Tax Measures Law, including its relevant temporary provision for these withholding rates). On December 2, 2011, the “Special measures act to secure the financial resources required to implement policy on restoration of the East Japan Earthquake” (Act No. 117 of 2011) was promulgated and special surtax measures on income tax and withholding tax were introduced thereafter to fund the restoration effort for the earthquake. Income tax and withholding taxpayers need to pay a surtax, calculated by multiplying the standard tax rate by 2.1% for 25 years starting from January 1, 2013 (which we refer to as “Surtax”). As a result, the withholding tax rate applicable to dividends paid with respect to listed shares to Non-Resident Holders increased to 15.315% (which we refer to as “Withholding Tax Rate”) which is applicable for the period from January 1, 2014 until December 31, 2037.

Taking this Withholding Tax Rate into account, the treaty rates such as the 15% rate (or 10% for eligible U.S. residents subject to the Treaty and/or eligible residents subject to other similarly renewed treaties mentioned above) apply, in general, except for dividends paid to any individual holder who holds 3% or more of the total issued shares, in which case the applicable rate is 20.42% (standard tax rate of 20% imposed by Surtax). The treaty rate normally overrides the domestic rate, but due to the so-called “preservation doctrine” under Article 1(2) of the Treaty, and/or due to Article 3-2 of the Special Measures Law for the Income Tax Law, Corporation Tax Law and Local Taxes Law with respect to the Implementation of Tax Treaties, if the tax rate under the domestic tax law is lower than that promulgated under the applicable income tax treaty, then the domestic tax rate is still applicable. Currently, the tax rate under the applicable tax treaty is lower than that under the domestic tax law and thus the treaty override treatment applies. As such, the tax rate under the Treaty applies for most holders of shares who are U.S. residents or entities. In the case where the treaty rate is applicable, no Surtax is imposed, but in order to enjoy the lower treaty rate, the taxpayer must file a treaty application in advance with the Japanese National Tax Agency through our Company. Gains derived from the sale outside Japan of a Japanese corporation’s shares by Non-Resident Holders, or from the sale of a Japanese corporation’s shares within Japan by a non-resident of Japan as an occasional transaction or by a non-Japanese entity not having a permanent establishment in Japan, are generally not subject to Japanese income or corporation taxes, provided that the seller is an investor who is a qualified U.S. resident eligible for benefit of the Treaty. Japanese inheritance and gift taxes at progressive rates may apply to an individual who has acquired a Japanese corporation’s shares as a distributee, legatee or donee.

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Certain U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares by a U.S. holder (as defined below) that acquires our common shares in this offering. This summary is for general information purposes only and does not purport to be a complete discussion of all potential tax considerations that may be relevant to a particular person’s decision to acquire common shares.

This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated under the Code (the “U.S. Treasury Regulations”), the income tax treaty between Japan and the United States (the “Treaty”), published rulings of the U.S. Internal Revenue Service (the “IRS”), published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date hereof. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. We have not requested a ruling from the IRS with respect to any of the U.S. federal income tax considerations described below and, as a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of the common shares or that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a court within the United States and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has validly elected to be treated as a U.S. person under the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds the common shares, the U.S. federal income tax consequences to such partnership and its partners of the ownership and disposition of the common shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of the common shares.

This discussion applies only to a U.S. holder that holds common shares as “capital assets” under the Code (generally, property held for investment). Unless otherwise provided, this summary does not discuss reporting requirements. In addition, this discussion does not address any tax consequences other than U.S. federal income tax consequences, such as U.S. state and local tax consequences, U.S. estate and gift tax consequences, and non-U.S. tax consequences, and does not describe all of the U.S. federal income tax consequences that may be relevant in light of a U.S. holder’s particular circumstances, including alternative minimum tax consequences, the Medicare tax on certain net investment income, and tax consequences to holders that are subject to special provisions under the Code, including, but not limited to, holders that:

●	are tax exempt organizations, qualified retirement plans, individual retirement accounts, or other tax deferred accounts;

●	are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies;

●	are brokers or dealers in securities or currencies or holders that are traders in securities that elect to apply a mark-to-market accounting method;

●	have a “functional currency” for U.S. federal income tax purposes that is not the U.S. dollar;

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●	own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position;

●	acquire common shares in connection with the exercise of employee stock options or otherwise as compensation for services;

●	are partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such partnerships and entities);

●	are required to accelerate the recognition of any item of gross income with respect to the common shares as a result of such income being recognized on an applicable financial statement;

●	own or will own (directly, indirectly, or constructively) 10% or more of our total combined voting power or value;

●	hold the common shares in connection with trade or business conducted outside of the United States or in connection with a permanent establishment or other fixed place of business outside of the United States; or

●	are former U.S. citizens or former long-term residents of the United States.

Each U.S. holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our common shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our Company, is classified as a passive foreign investment company (“PFIC”) for any taxable year in which, after applying relevant look-through rules with respect to the income and assets of its subsidiaries, either: (i) 50% or more of the value of the corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets; or (ii) at least 75% of the corporation’s gross income is passive income. “Passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. In determining the value and composition of our assets, the cash we raise in this offering will generally be considered to be held for the production of passive income and thus will be considered a passive asset.

The determination of whether a corporation is a PFIC for a taxable year depends, in part, on the application of complex U.S. federal income tax rules that are subject to differing interpretations. In addition, the determination of whether a corporation will be a PFIC for any taxable year can only be made after the close of such taxable year. Our PFIC status will depend, in part, on the amount of cash that we raise in this offering and how quickly we utilize the cash in our business. Furthermore, because we may value our goodwill based on the expected market price of the common shares in this offering, a decrease in the market price of our common shares may also cause us to be classified as a PFIC for the current or any future taxable year. Based upon the foregoing, it is uncertain whether we will be a PFIC for our current taxable year or any future taxable year.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold the common shares, we will generally continue to be treated as a PFIC for all succeeding years during which you hold such common shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election with respect to the common shares. We believe we were not a PFIC in prior taxable year 2023 because less than 75% of our gross income was passive income and less than 50% of the average value of our assets consisted of assets that would produce passive income in 2023.

The discussion below under “—Distributions on the Common Shares” and “—Sale or Other Disposition of the Common Shares” is written on the basis that we will not be classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that generally would apply if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

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Distributions on the Common Shares

The gross amount of any distributions paid on our common shares will generally be included in the gross income of a U.S. holder as dividend income on the date actually or constructively received by the U.S. holder, in the case of common shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (computed on the basis of U.S. federal income tax principles). Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, we expect that distributions will generally be reported to U.S. holders as dividends. Dividends received on our common shares generally will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. holders will be subject to tax on any such dividends at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the common shares on which the dividends are paid are readily tradable on an established securities market in the United States or we are eligible for the benefits of the Treaty, (ii) we are not a PFIC nor treated as such with respect to a U.S. holder (as discussed below) for either our taxable year in which the dividend was paid or for the preceding taxable year, and (iii) certain holding period requirements are met. For this purpose, common shares listed on the NYSE American or the Nasdaq will generally be considered to be readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our common shares.

For U.S. foreign tax credit purposes, dividends paid on our common shares generally will be treated as foreign source income and generally will constitute passive category income. The amount of a dividend will include any amounts withheld by us in respect of Japanese income taxes. Subject to applicable limitations, some of which vary depending upon the U.S. holder’s particular circumstances, Japanese income taxes withheld from dividends on the common shares, at a rate not exceeding any reduced rate pursuant to the Treaty, will be creditable against the U.S. holder’s U.S. federal income tax liability. In lieu of claiming a foreign tax credit, U.S. holders may, at their election, deduct foreign taxes, including any Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year. The rules governing foreign tax credits are complex and U.S. holders should consult their tax advisers regarding the creditability or deductibility of foreign taxes in their particular circumstances.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received, calculated by reference to the exchange rate in effect on the date the dividend is received by you, in the case of common shares, regardless of whether the Japanese yen are converted into U.S. dollars. If the Japanese yen received as a dividend are converted into U.S. dollars on the date of receipt, a U.S. holder generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen will be treated as U.S. source ordinary income or loss.

Sale or Other Disposition of the Common Shares

A U.S. holder will recognize gain or loss on the sale or other disposition of a common share equal to the difference between the amount realized for the common share and the holder’s tax basis in the common share. Such gain or loss will generally be capital gain or loss and will be long-term capital gain or loss if the U.S. holder’s holding period for such common share was more than one year as of the date of the sale or other disposition. Long-term capital gain recognized by a non-corporate U.S. holder is subject to U.S. federal income tax at rates lower than the rates applicable to ordinary income and short-term capital gains, while short-term capital gains are subject to U.S. federal income tax at the rates applicable to ordinary income. The deductibility of capital losses is subject to various limitations. Any gain or loss recognized will generally be U.S. source gain or loss for foreign tax credit purposes. Consequently, a U.S. holder may not be able to use the foreign tax credit arising from any Japanese tax imposed on the disposition of the common share unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from non-U.S. sources.

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Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which you hold our common shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the common shares, unless you make a mark-to-market election as discussed below. Distributions you receive from us in a taxable year that are greater than 125% of the average annual distributions you received from us during the shorter of the three preceding taxable years or your holding period for the common shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the common shares,

●	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for you for such year and will be increased by an additional tax calculated as an interest charge on the resulting tax deemed deferred with respect to each such other taxable year at the rates generally applicable to underpayments of tax payable in those years.

If we are a PFIC for any taxable year during which a U.S. holder holds our common shares and any of our subsidiaries or other corporate entities in which we own equity interests is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder may make a mark-to-market election with respect to our common shares, provided such common shares are treated as “marketable stock.” The common shares generally will be treated as marketable stock if the common shares are regularly traded on a “qualified exchange or other market,” as defined in applicable U.S. Treasury Regulations. Our common shares will be marketable stock as long as they remain listed on the NYSE American or the Nasdaq, which is a qualified exchange for this purpose, and are regularly traded. We anticipate that our common shares should qualify as being regularly traded but no assurances can be given in this regard.

If a U.S. holder makes a valid mark-to-market election with respect to the common shares, the holder generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of common shares held at the end of the taxable year over the adjusted tax basis of such common shares and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the common shares over the fair market value of such common shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the common shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes a mark-to-market election in respect of our common shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. holder makes a mark-to-market election, any gain such U.S. holder recognizes upon the sale or other disposition of our common shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. holder may continue to be subject to the general PFIC rules described above with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

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We have not determined whether, if we were to be classified as a PFIC for a taxable year, we will provide information necessary for a U.S. holder to make a “qualified electing fund” election which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Accordingly, U.S. holders should assume that they will not be able to make a qualified electing fund election with respect to the common shares.

If a U.S. holder owns common shares during any year in which we are a PFIC, the holder generally must file an annual report containing such information as the U.S. Treasury may require on IRS Form 8621 (or any successor form). A failure to file this report generally will suspend the statute of limitations with respect to any tax return, event, or period to which such report relates (potentially including with respect to items that do not relate to a U.S. holder’s investment in common shares).

The PFIC rules are complex, and each U.S. holder should consult its own tax advisor regarding the PFIC rules, the elections which may be available to it, and how the PFIC rules may affect the U.S. federal income tax consequences relating to the ownership and disposition of common shares.

Information Reporting and Backup Withholding

Payments of dividends or sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding, unless (i) the U.S. holder is a corporation or other exempt recipient, or (ii) in the case of backup withholding, the U.S. holder provides a correct U.S. taxpayer identification number and certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. holder furnishes required information to the IRS in a timely manner. Each U.S. holder should consult its own tax advisor regarding the information reporting and backup withholding rules in their particular circumstances and the availability of and procedures for obtaining an exemption from backup withholding.

Reporting Obligations for Certain Owners of Foreign Financial Assets

Certain U.S. holders may be required to file information returns with respect to their investment in common shares. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. holders that hold certain specified foreign financial assets in excess of certain thresholds. The definition of “specified foreign financial assets” includes not only financial accounts maintained in non-U.S. financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a non-U.S. entity. U.S. holders may be subject to these reporting requirements unless their common shares are held in an account at certain financial institutions.

The discussion of reporting obligations set forth above is not intended to constitute an exhaustive description of all reporting obligations that may apply to a U.S. holder. A failure to satisfy certain reporting obligations may result in an extension of the period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting obligation. Penalties for failure to comply with these reporting obligations are substantial. U.S. holders should consult with their own tax advisors regarding their reporting obligations under these rules, including the requirement to file an IRS Form 8938.

U.S. Holders should consult their tax advisors regarding any reporting obligations that may arise with respect to the acquisition, ownership or disposition of our common shares. Failure to company with applicable reporting requirements could result in substantial penalties.

The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our common shares. U.S. Holders should consult their own tax advisors concerning the tax consequences applicable to their particular situations.

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UNDERWRITING

Loop Capital Markets LLC is acting as the representative of the underwriters and book-running managers of this offering. Under the terms of an underwriting agreement dated [●], each of the underwriters named below has severally agreed to purchase from us the respective number of common shares shown opposite its name below:

Underwriters	Number of Common Shares

Loop Capital Markets LLC

Total:

The underwriting agreement provides that the underwriters’ obligation to purchase common shares depends on the satisfaction of the conditions contained in the underwriting agreement including:

●	the obligation to purchase all of the common shares offered hereby (other than those common shares covered by their option to purchase additional common shares as described below), if any of the common shares are purchased;

●	the representations and warranties made by us to the underwriters are true;

●	there is no material change in our business or the financial markets; and

●	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The underwriting discount is equal to the public offering price per share, less the amount paid by the underwriters to us per share. The underwriting discount was determined through an arms’ length negotiation between us and the underwriters. We have agreed to sell the common shares to the underwriters at the offering price of $[●] per common share, which represents the public offering price of the common shares set forth on the cover page of this prospectus less an 7.5% underwriting discount. The underwriters may allow and certain dealers may reallow a discount from the concession not in excess of $[●] per share to certain brokers and dealers. After this offering, the public offering price, concession, and reallowance to dealers may be changed by the Representative. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus. The common shares are offered by the underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

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The following table shows the public offering price, underwriting discount, and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of the over-allotment option.

	Per Share		Total Without Over-Allotment Option		Total With Full Over-Allotment Option
Public offering price	$	[●]	$	[●]	$	[●]
Underwriting discounts(1)	$	[●]	$	[●]	$	[●]
Proceeds, before expenses, to us	$	[●]	$	[●]	$	[●]

(1) Represents an underwriting discount equal to 7.5% per common share.

We will advance $25,000 to the Representative upon the filing of a registration statement. We have agreed to pay all expenses relating to the Offering, including, without limitation, all filing fees and communication expenses relating to the registration of the common shares to be sold in the Offering (including the Over-allotment common shares) with the Commission and the filing of the offering materials with FINRA; all fees and expenses relating to the listing of such common shares on such stock exchange as the Company and the Representative together determine; all reasonable fees, expenses and disbursements relating to background checks of the Company’s officers and directors; all fees, expenses and disbursements relating to the registration or qualification of such common shares under the “blue sky” securities laws of such states and other jurisdictions as the Representative may reasonably designate (including, without limitation, all filing and registration fees, and the fees and disbursements of the Representative’s counsel for such counsel’s participation in the “blue sky” and stock exchange listing process); the costs of all mailing and printing of the underwriting documents (including the Underwriting Agreement, any Blue Sky Surveys and, if appropriate, any Agreement Among Underwriters, Selected Dealers’ Agreement, Underwriters’ Questionnaire and Power of Attorney), Registration Statements, Prospectuses and all amendments, supplements, and exhibits thereto and as many preliminary and final Prospectuses as the Representative may reasonably deem necessary; the costs and expenses of the public relations firm; the costs of preparing, printing and delivering certificates representing such common shares; fees and expenses of the transfer agent for such common shares; stock transfer taxes, if any, payable upon the transfer of securities from the Company to the Representative; the fees and expenses of the Company’s accountants and the fees and expenses of the Company’s legal counsel and other agents and representatives. Upon the Representative’s request, the Company shall provide funds to pay all such fees, expenses, and disbursements in advance. For the sake of clarity, it is understood and agreed that (i) the Company shall be responsible for the Representative’s legal fees, costs and expenses in connection with the Offering irrespective of whether the Offering is consummated, and (ii) the maximum amount of legal fees, costs and expenses incurred by the Representative that the Company shall be responsible for shall not exceed $150,000 in the event of a Closing of the Offering, and shall not exceed $75,000 in the event that there is not a Closing of the Offering. Any expense deposit or advance will be returned to us to the extent the Representative’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

In addition, we agreed, during the engagement period of the Representative or until the consummation of this offering, whichever is earlier, not to negotiate with any other broker-dealer relating to a possible private and/or public offering of the securities without the written consent of the Representative, provided that the Representative is reasonably proceeding in good faith with preparation for this offering. Until the underwriting agreement is signed, we may terminate the Representative’s participation in this offering only for cause. If terminated, we agree to reimburse the Representative for the full amount of its accountable expenses incurred to such date, up to a maximum of $10,000 (exclusive of legal fees and disbursements incurred), including but not limited to travel, lodging and other “road show” expenses, mailing, printing and reproduction expenses, and any expenses incurred by the Representative in conducting its due diligence), and also to reimburse the Representative for all fees and disbursements incurred by the Representative’s counsel, less any advance and amounts previously paid to the Representative in reimbursement for such expenses; provided, however, that such fees shall be subject to FINRA Rule 5110(f)(2)(C) and shall not apply if and to the extent the Representative has advised us of the Representative’s inability or unwillingness to proceed with this offering.

Option to Purchase Additional Common Shares

We have granted the underwriters an option exercisable for 45 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of [●] common shares from us at the public offering price less underwriting discounts and commissions. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common shares based on the underwriter’s percentage underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

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Lock-Up Agreements

We, all of our directors, executive officers, and existing shareholders have agreed with the underwriters or our company that, for a period of no less than 6 months after the date of this prospectus subject to certain limited exceptions as described below, they will not directly or indirectly, without the prior written consent of each of the underwriters, (i) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common shares (including, without limitation, common shares that may be deemed to be beneficially owned by us in accordance with the rules and regulations of the SEC and common shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common shares (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus or pursuant to currently outstanding options, warrants or rights not issued under one of those plans), or sell or grant options, rights or warrants with respect to any common shares or securities convertible into or exchangeable for common shares (other than the grant of options pursuant to option plans existing on the date of this prospectus), (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common shares, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common shares or other securities, in cash or otherwise, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common shares or securities convertible, exercisable or exchangeable into common shares or any of our other securities (other than any registration statement on Form S-8), or (iv) publicly disclose the intention to do any of the foregoing. These restrictions are subject to certain exceptions.

The underwriters, in their sole discretion, may release the ordinary shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release ordinary shares and other securities from lock-up agreements, the underwriters will consider, among other factors, the holder’s reasons for requesting the release, the number of common shares and other securities for which the release is being requested and market conditions at the time. At least three business days before the effectiveness of any release or waiver of any of the restrictions described above with respect to an officer or director of our company, the underwriters will notify us of the impending release or waiver and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver, except where the release or waiver is effected solely to permit a transfer of ordinary shares that is not for consideration and where the transferee has agreed in writing to be bound by the same terms as the lock-up agreements described above to the extent and for the duration that such terms remain in effect at the time of transfer.

Offering Price Determination

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our ordinary shares, the representatives considered:

●	the history and prospects for the industry in which we compete;
●	our financial information;
●	the ability of our management and our business potential and earning prospects;
●	the prevailing securities markets at the time of this offering; and
●	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

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Stabilization, Short Positions and Penalty Bids

The representatives of the underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Regulation M under the Exchange Act:

●	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

●	A short position involves a sale by the underwriters of common shares in excess of the number of common shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares involved in the sales made by the underwriters in excess of the number of common shares they are obligated to purchase is not greater than the number of common shares that they may purchase by exercising their option to purchase additional common shares. In a naked short position, the number of common shares involved is greater than the number of common shares in their option to purchase additional common shares. The underwriters may close out any short position by either exercising their option to purchase additional common shares and/or purchasing common shares in the open market. In determining the source of common shares to close out the short position, the underwriters will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which they may purchase common shares through their option to purchase additional common shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

●	Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions.

●	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common share originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common share or preventing or retarding a decline in the market price of the common share. As a result, the price of the common share may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE American or the Nasdaq or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common share. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

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Listing on the NYSE American or the Nasdaq

We have applied for approval for listing the common shares on the NYSE American or the Nasdaq under the symbol “[●].” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of common shares to a minimum number of beneficial owners as required by that exchange.

Stamp Taxes

If you purchase common shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the common shares or possession or distribution of this prospectus or any other offering or publicity material relating to the common shares in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, each underwriter has undertaken that it will not, directly or indirectly, offer or sell any common shares or have in its possession, distribute or publish any prospectus, form of application, advertisement or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of common shares by it will be made on the same terms.

Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act. The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions. This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any common shares recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

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Bermuda

The common shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non- Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

British Virgin Islands

The common shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by us or on our behalf. The common shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (each a BVI Company), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

This prospectus has not been, and will not be, registered with the Financial Services Commission of the British Virgin Islands. No registered prospectus has been or will be prepared in respect of the common shares for the purposes of the Securities and Investment Business Act, 2010, or SIBA or the Public Issuers Code of the British Virgin Islands.

The common shares may be offered to persons located in the British Virgin Islands who are “qualified investors” for the purposes of SIBA. Qualified investors include (i) certain entities which are regulated by the Financial Services Commission in the British Virgin Islands, including banks, insurance companies, licensees under SIBA and public, professional and private mutual funds; (ii) a company, any securities of which are listed on a recognized exchange; and (iii) persons defined as “professional investors” under SIBA, which is any person (a) whose ordinary business involves, whether for that person’s own account or the account of others, the acquisition or disposal of property of the same kind as the property, or a substantial part of our property; or (b) who has signed a declaration that he, whether individually or jointly with his spouse, has a net worth in excess of US$1,000,000 and that he consents to being treated as a professional investor.

Canada

Resale Restrictions

The distribution of common shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the common shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Canadian Purchasers

●	By purchasing common shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

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●	the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions;

●	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations;

●	where required by law, the purchaser is purchasing as principal and not as agent; and

●	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the common shares whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any common shares in the Cayman Islands.

Dubai International Financial Center

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The common shares which are the subject of the offering contemplated by this document may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the common shares offered should conduct their own due diligence on the common shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

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European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, it has not made and will not make an offer of common shares which are the subject of the offering contemplated by this prospectus to the public in that Relevant Member State other than:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of common shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each of the underwriters severally represents warrants and agrees as follows:

●	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the common shares in circumstances in which Section 21 of the FSMA does not apply to us; and

●	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

France

Neither this prospectus nor any other offering material relating to the common shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common shares has been or will be:

●	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

●	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer;

●	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

●	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

●	used in connection with any offer for subscription or sale of the common shares to the public in France.

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Such offers, sales and distributions will be made in France only:

●	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

●	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

●	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Germany

This prospectus does not constitute a Prospectus Directive-compliant prospectus in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and does therefore not allow any public offering in the Federal Republic of Germany (“Germany”) or any other Relevant Member State pursuant to § 17 and § 18 of the German Securities Prospectus Act. No action has been or will be taken in Germany that would permit a public offering of the common shares, or distribution of a prospectus or any other offering material relating to the common shares. In particular, no securities prospectus (Wertpapierprospekt) within the meaning of the German Securities Prospectus Act or any other applicable laws of Germany, has been or will be published within Germany, nor has this prospectus been filed with or approved by the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) for publication within Germany.

Each underwriter will represent, agree and undertake, (i) that it has not offered, sold or delivered and will not offer, sell or deliver the common shares within Germany other than in accordance with the German Securities Prospectus Act (Wertpapierprospektgesetz) and any other applicable laws in Germany governing the issue, sale and offering of common shares, and (ii) that it will distribute in Germany any offering material relating to the common shares only under circumstances that will result in compliance with the applicable rules and regulations of Germany.

This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Hong Kong

The common shares may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the common shares may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to common shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Israel

This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50 million and qualified individuals, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they meet the criteria for one of the categories of investors set forth in the prospectus.

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Italy

The offering of common shares has not been registered with the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian securities legislation and, accordingly, no common shares may be offered, sold or delivered, nor copies of this prospectus or any other documents relating to the common shares may not be distributed in Italy except:

●	to “qualified investors”, as referred to in Article 100 of Legislative Decree No. 58 of 24 February 1998, as amended (the “Decree No. 58”) and defined in Article 26, paragraph 1, letter d) of CONSOB Regulation No. 16190 of 29 October 2007, as amended (“Regulation No. 16190”) pursuant to Article 34-ter, paragraph 1, letter b) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (“Regulation No. 11971”); or

●	in any other circumstances where an express exemption from compliance with the offer restrictions applies, as provided under Decree No. 58 or Regulation No. 11971.

Any offer, sale or delivery of the common shares or distribution of copies of this prospectus or any other documents relating to the common shares in the Republic of Italy must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993, as amended (the “Banking Law”), Decree No. 58 and Regulation No. 16190 and any other applicable laws and regulations;

●	in compliance with Article 129 of the Banking Law, and the implementing guidelines of the Bank of Italy, as amended; and

●	in compliance with any other applicable notification requirement or limitation which may be imposed, from time to time, by CONSOB or the Bank of Italy or other competent authority.

Please note that, in accordance with Article 100-bis of Decree No. 58, where no exemption from the rules on public offerings applies, the subsequent distribution of the common shares on the secondary market in Italy must be made in compliance with the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971.

Furthermore, common shares which are initially offered and placed in Italy or abroad to qualified investors only but in the following year are regularly (“sistematicamente”) distributed on the secondary market in Italy to non- qualified investors become subject to the public offer and the prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971. Failure to comply with such rules may result in the sale of the common shares being declared null and void and in the liability of the intermediary transferring the common shares for any damages suffered by such non-qualified investors.

Japan

The common shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

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Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds,” its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the common shares, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

China

This prospectus has not been and will not be circulated or distributed in China, and the common shares may not be offered or sold, and will not be offered or sold, directly or indirectly, to any PRC resident or to persons for re-offering or resale, directly or indirectly, to any PRC resident except pursuant to applicable PRC laws and regulations.

Qatar

The common shares have not been and will not be offered, sold or delivered at any time, directly or indirectly, in the State of Qatar (“Qatar”) in a manner that would constitute a public offering. This prospectus has not been reviewed or approved by or registered with the Qatar Central Bank, the Qatar Exchange or the Qatar Financial Markets Authority. This prospectus is strictly private and confidential, and may not be reproduced or used for any other purpose, nor provided to any person other than the recipient thereof.

Saudi Arabia

This prospectus may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority. The Capital Market Authority does not make any representation as to the accuracy or completeness of this prospectus, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this prospectus. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the common shares described herein. The common shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the common shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor our company nor the common shares have been or will be filed with or approved by any Swiss regulatory authority. The common shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority FINMA (FINMA), and investors in the common shares will not benefit from protection or supervision by such authority.

Taiwan

The common shares have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the common shares in Taiwan.

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United Arab Emirates (Excluding the Dubai International Financial Center)

The common shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (“U.A.E.”) other than in compliance with the laws of the U.A.E. Prospective investors in the Dubai International Financial Centre should have regard to the specific selling restrictions on prospective investors in the Dubai International Financial Centre set out below.

The information contained in this prospectus does not constitute a public offer of common shares in the U.A.E. in accordance with the Commercial Companies Law (Federal Law No. 8 of 1984 of the U.A.E., as amended) or otherwise and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Emirates Securities and Commodities Authority or the Dubai Financial Services Authority, or DFSA. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor. This prospectus is provided for the benefit of the recipient only, and should not be delivered to, or relied on by, any other person.

Singapore

This prospectus has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common shares may not be circulated or distributed, nor may the common shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the common shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common shares pursuant to an offer made under Section 275 of the SFA except:

(1)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(2)	where no consideration is or will be given for the transfer;

(3)	where the transfer is by operation of law;

(4)	as specified in Section 276(7) of the SFA; or

(5)	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

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EXPENSES RELATED TO THE OFFERING

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions and expenses, payable in connection with this offering. All amounts shown are estimates and subject to future contingencies, except the U.S. Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority filing fee, and the entry fee of the NYSE American or the Nasdaq.

Description	Amount
U.S. Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority filing fee
The NYSE American or the Nasdaq entry fee
Accounting fees and expenses
Legal fees and expenses
Printing expenses
Accountable expenses
Miscellaneous
Total	$

LEGAL MATTERS

The validity of the common shares offered in this offering and certain legal matters as to Japanese law will be passed upon for us by One Asia Lawyers, Tokyo, Japan.

Certain legal matters in connection with this offering with respect to United States federal securities law will be passed upon for us by Anthony, Linder & Cacomanolis, PLLC, West Palm Beach, Florida. Bevilacqua PLLC, Washington, D.C., is acting as U.S. counsel to the underwriters with respect to this offering.

EXPERTS

Our consolidated financial statements as of December 31, 2023 and 2022 and for the years then ended included in this prospectus have been audited by MaloneBailey, LLP, an independent registered public accounting firm, as indicated in their report with respect thereto, and have been so included in reliance upon the report of such firm given on their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a joint stock corporation organized under Japanese law. Most of our directors, corporate auditors and executive officers reside in Japan, and significantly all of our assets and the assets of such persons are located outside of the United States. As a result, it may not be possible for investors to effect service of process within the United States upon these persons or us, or to enforce against them or us judgments obtained in U.S. courts, whether or not predicated upon the civil liability provisions of the federal securities laws of the United States or of the securities laws of any state of the United States. Our Japanese counsel, One Asia Lawyers, has advised us that there is doubt as to the enforceability in Japan, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely on the federal securities laws of the United States or the securities laws of any state of the United States. A Japanese court may refuse to apply provisions of U.S. securities laws in original actions, or to enforce judgments of U.S. courts that are based on such provisions, if it considers such provisions to be contrary to the public policy of Japan.

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We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

One Asia Lawyers has further advised that the United States and Japan do not currently have a treaty providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters, and a Japanese court may deem that there is not sufficient basis for the reciprocity on the enforcement of judgments. Therefore, if you obtain a civil judgment by a U.S. court, you may not be able to enforce it in Japan.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to the common shares being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. Some items included in the registration statement have been omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about our Company and our common shares being offered by this prospectus, we refer you to the registration statement, including all amendments, supplements, exhibits, and schedules thereto. Statements contained in this prospectus regarding the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see a copy of such contract or document that has been filed. Each statement in this prospectus relating to a contract or document that is filed as an exhibit to the registration statement is qualified in all respects by reference to the full text of such contract or document filed as an exhibit to the registration statement.

You may access and read the registration statement and this prospectus, including the related exhibits and schedules, and any document we file with the SEC at the SEC’s Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are available to the public without charge through the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers”, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a “foreign private issuer”, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, corporate auditors, and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchases and sales of securities. In addition, as a “foreign private issuer”, we are also not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. Furthermore, we will not be required under the Exchange Act to file annual or other reports and financial statements with the SEC as frequently or as promptly as U.S. companies that have securities registered under the Exchange Act. As such, we will file with the SEC, within 120 days after the end of each fiscal year, or such other applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm. We also intend to furnish to the SEC under cover of Form 6-K certain other material information.

Our corporate website is www.gatestokyo.co.jp. After the consummation of this offering, you may go to our website to access our periodic reports and other information that we file with the SEC as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this prospectus. We have included our website address in this prospectus solely for informational purposes.

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GATES GROUP INC.

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

GATES GROUP Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GATES GROUP Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ MaloneBailey, LLP

www.malonebailey.com

We have served as the Company’s auditor since 2024.

Tokyo, Japan

August 19, 2024

F-2

GATES GROUP INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$4,283,778	$3,350,833
Restricted cash	1,474,366	1,610,118
Term deposits	6,387	5,463
Accounts receivable	674,367	59,520
Inventories	1,879,619	414,791
Prepaid expenses and other current assets	1,344,606	526,790
Total current assets	9,663,123	5,967,515

Non-current assets
Investments	76,043	111,356
Property and equipment, net	1,663,124	1,678,613
Intangible assets, net	1,276,631	1,503,689
Goodwill	2,891,711	3,091,571
Operating lease right-of-use assets	2,460,893	1,349,429
Finance lease right-of-use assets	135,847	82,904
Other assets	637,540	500,955
Total non-current assets	9,141,789	8,318,517

TOTAL ASSETS	$18,804,912	$14,286,032

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued expenses	$3,357,111	$2,958,132
Short-term loans and bond payables	3,597,710	648,509
Bank and other borrowings, current	868,912	888,408
Deferred revenue	350,515	285,041
Income tax payables	98,735	200,067
Operating lease liabilities, current	1,230,390	586,490
Finance lease liabilities, current	47,823	40,294
Other current liabilities	148,934	184,152
Total current liabilities	9,700,130	5,791,093

Non-current liabilities
Bank and other borrowings, non-current	6,402,164	6,027,764
Operating lease liabilities, non-current	1,063,898	627,864
Finance lease liabilities, non-current	90,742	44,870
Other liabilities	492,589	524,004
Total non-current liabilities	8,049,393	7,224,502

TOTAL LIABILITIES	17,749,523	13,015,595

EQUITY
Common shares (30,000,000 shares authorized, 11,260,000 shares issued and outstanding as of December 31, 2023 and 2022, with no stated value)*	364,664	364,664
Additional paid-in capital	41,822	41,822
Retained earnings	905,755	945,772
Accumulated other comprehensive loss	(256,852)	(181,271)
Total GATES GROUP Inc.’s equity	1,055,389	1,170,987
Noncontrolling interests	-	99,450
TOTAL EQUITY	1,055,389	1,270,437
TOTAL LIABILITIES AND EQUITY	$18,804,912	$14,286,032

*Given effect of the Stock Split, see Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

GATES GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2023	2022

Revenues, net	$108,703,609	$109,799,089
Cost of revenues	(92,883,812)	(94,682,769)
Gross profit	15,819,797	15,116,320
Operating expenses
Selling, general and administrative expenses	(15,254,672)	(14,848,396)
Total operating expenses	(15,254,672)	(14,848,396)

Income from operations	565,125	267,924

Other income (expenses)
Other income	112,580	105,308
Interest expenses	(511,452)	(93,407)
Other expenses	(205,791)	(58,537)
Total other expenses	(604,663)	(46,636)
Income (loss) before income taxes	(39,538)	221,288
Income tax expense (benefit)	(3,916)	166,260
Net income (loss)	(35,622)	55,028
Less: net income attributable to noncontrolling interests	4,395	5,134
Net income (loss) attributable to GATES GROUP Inc.	$(40,017)	$49,894

Comprehensive loss
Net income (loss)	$(35,622)	$55,028
Other comprehensive loss
Foreign currency translation adjustment	(81,144)	(183,369)
Total comprehensive loss	(116,766)	(128,341)
Less: comprehensive loss attributable to noncontrolling interests	(1,168)	(16,105)
Comprehensive loss attributable to GATES GROUP Inc.	$(115,598)	$(112,236)

Net income (loss) per share attributable to GATES GROUP Inc.
- Basic*	$(0.00)	$0.00
- Diluted*	$(0.00)	$0.00

Weighted average common shares outstanding
- Basic*	11,260,000	11,260,000
- Diluted*	11,260,000	11,260,000

*Given effect of the Stock Split, see Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

GATES GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Number of Shares*	Common Shares	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Noncontrolling Interests	Total Equity
Balance as of January 1, 2022	11,260,000	$364,664	$41,822	$895,878	$(19,141)	$232,936	$1,516,159
Net income	-	-	-	49,894	-	5,134	55,028
Capital contribution from anonymous partnerships	-	-	-	-	-	132,071	132,071
Distribution to anonymous partnerships	-	-	-	-	-	(5,048)	(5,048)
Capital return to anonymous partnerships	-	-	-	-	-	(244,404)	(244,404)
Foreign currency translation adjustment	-	-	-	-	(162,130)	(21,239)	(183,369)
Balance as of December 31, 2022	11,260,000	$364,664	$41,822	$945,772	$(181,271)	$99,450	$1,270,437
Net loss	-	-	-	(40,017)	-	4,395	(35,622)
Capital contribution from anonymous partnerships	-	-	-	-	-	150,851	150,851
Distribution to anonymous partnerships	-	-	-	-	-	(4,982)	(4,982)
Capital return to anonymous partnerships	-	-	-	-	-	(244,151)	(244,151)
Foreign currency translation adjustment	-	-	-	-	(75,581)	(5,563)	(81,144)
Balance as of December 31, 2023	11,260,000	$364,664	$41,822	$905,755	$(256,852)	$-	$1,055,389

*Given effect of the Stock Split, see Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

GATES GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(35,622)	$55,028
Adjustments to reconcile net income to net cash provided by (used in) operating activities
Depreciation and amortization expense	354,085	281,463
Non-cash lease expense	1,310,804	1,214,913
Loss on modification of operating lease contracts	111	6,513
Amortization of debt issuance costs	53,050	786
Fair value change of investments	(3,397)	3,288
Asset retirement obligations accretion expense	4,176	3,108
Gain on settlement of asset retirement obligations	(2,019)	-
Gain on disposal of property and equipment	(115,146)	-
Deferred income tax benefit	(197,570)	(38,709)
Changes in operating assets and liabilities:
Term deposits	-	1,176
Accounts receivable	(620,544)	(56,038)
Inventories	(1,496,100)	1,932,419
Prepaid expenses and other current assets	(394,204)	362,847
Other assets	(45,272)	21,816
Accounts payable and accrued expenses	591,976	771,603
Deferred revenue	84,152	(25,779)
Income tax payables	(88,663)	141,135
Operating lease liabilities	(1,351,297)	(1,226,619)
Other current liabilities	(23,383)	(76,557)
Other liabilities	(17,318)	(19,128)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(1,992,181)	3,353,265

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of term deposits	(3,843)	(9,585)
Proceeds from maturity of term deposits	2,562	81,366
Purchase of property and equipment	(361,692)	(284,341)
Proceeds from disposal of property and equipment	298,289	-
Loans provided to third parties	(462,633)	(30,504)
Repayment of loans provided to third parties	2,420	27,917
Purchase of investments	(99,062)	(76,594)
Proceeds from sales of investments	130,656	38,560
Cash paid for business combinations, net of cash acquired	-	(4,298,047)
NET CASH USED IN INVESTING ACTIVITIES	(493,303)	(4,551,228)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from bank loans and other borrowings	12,200,703	8,532,150
Repayments of bank loans and other borrowings	(8,354,192)	(6,115,130)
Payments for bond issuance costs	(95,089)	-
Repayments of finance lease liabilities	(47,001)	(31,254)
Capital contribution from anonymous partnerships	150,851	132,071
Distribution to anonymous partnerships	(4,982)	(5,048)
Capital return to anonymous partnerships	(244,151)	(244,404)
NET CASH PROVIDED BY FINANCING ACTIVITIES	3,606,139	2,268,385

Effect of changes in foreign currency exchange rate	(323,462)	(560,331)

NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	797,193	510,091
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE BEGINNING OF THE YEAR	4,960,951	4,450,860
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AS OF THE END OF THE YEAR	$5,758,144	$4,960,951

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest expense	$511,452	$93,407
Cash paid for income taxes	$250,664	$69,611

NON-CASH INVESTING AND FINANCING ACTIVITIES
Reclassification of inventories to property and equipment	$-	$339,873
Addition of asset retirement obligations	$124,744	$-
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$2,631,305	$91,768
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	$1,352	$7,750
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	$106,084	$20,741

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$4,283,778	$3,350,833
Restricted cash	1,474,366	1,610,118
Total cash, cash equivalents and restricted cash	$5,758,144	$4,960,951

The accompanying notes are an integral part of these consolidated financial statements.

F-6

GATES GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

GATES GROUP Inc. (“GATES GROUP”), a holding company, was incorporated in Japan on May 1, 2018. GATES GROUP, through its consolidated subsidiaries, is principally engaged in the business of real estate sales, rental, management, brokerage, solar power generation facilities sales and crowdfunding, etc.

GATES GROUP and its consolidated subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

Corporate Structure

As of December 31, 2023, the Company’s major subsidiaries are as follows:

Name	Place of Incorporation	Date of Incorporation or Acquisition	Percentage of Ownership	Principal Activities
GATES Inc.	Japan	August 1, 2011	100%	Sales and brokerage of real estate properties, sales of solar power generation facilities and real estate crowdfunding
GATES enterprise Inc.	Japan	January 6, 2020	100%	Management, rental and brokerage of real estate properties
G.I.F.T Co., Ltd. (“G.I.F.T”)	Japan	April 15, 2022	100%	Financial transaction and lending service
Chuo Kanzai Inc. (“Chuo Kanzai”)	Japan	October 31, 2022	100%	Sales and brokerage of real estate properties
Future Real Estate Institute Inc. (“Future Real Estate”)	Japan	October 31, 2022	100%	Sales and brokerage of real estate properties

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

(b) Principles of Consolidation

On an ongoing basis, as circumstances indicate the need for reconsideration, we evaluate each of our investments and contractual relationships to determine whether they meet the guidelines for consolidation. Our evaluation considers all of our variable interests, including equity ownership, as well as fees paid to us for our involvement in the management of each partially owned entity or structure.

In August 2021, the Company launched its first real estate crowdfunding project which allows investors to invest through joint venture arrangements. The Company’s crowdfunding joint ventures consist of anonymous partnerships, which is a structure similar to a limited partnership. For the arrangement structured as a limited partnership, our evaluation of whether the equity holders (equity partners other than the managing member of a joint venture) lack the characteristics of a controlling financial interest includes the evaluation of whether the limited partners or non-managing members (the noncontrolling equity holders) lack both substantive participating rights and substantive kick-out rights, defined as follows:

●	Participating rights provide the noncontrolling equity holders the ability to direct significant financial and operating decisions made in the ordinary course of business that most significantly influence the entity’s economic performance.

●	Kick-out rights allow the noncontrolling equity holders to remove the general partner or managing member without cause.

F-7

If we conclude that any of the three characteristics of a variable interest entity (“VIE”) (i.e., insufficiency of equity, existence of non-substantive voting rights, or lack of a controlling financial interest) are met, including that the equity holders lack the characteristics of a controlling financial interest because they lack both substantive participating rights and substantive kick-out rights, we conclude that the entity or structure is a VIE and evaluate it for consolidation under the variable interest model.

Variable interest model

If an entity or structure is determined to be a VIE, we evaluate whether we are the primary beneficiary. The primary beneficiary analysis is a qualitative analysis based on power and benefits. We consolidate a VIE if we have both power and benefits - that is, (i) we have the power to direct the activities of a VIE that most significantly influence the VIE’s economic performance (power), and (ii) we have the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE (benefits). We consolidate VIEs whenever we determine that we are the primary beneficiary. If we have a variable interest in a VIE but are not the primary beneficiary, we account for our investment using the equity method of accounting.

Voting model

If a legal entity fails to meet any of the three characteristics of a VIE, we then evaluate such entity under the voting model. Under the voting model, we consolidate the entity if we determine that we, directly or indirectly, have greater than 50% of the voting shares and that other equity holders do not have substantive participating rights.

We consolidate anonymous partnerships which are determined to be VIEs. The assets and liabilities of the VIEs that are included in the accompanying consolidated financial statements as of December 31, 2023 and 2022 are as follows:

	December 31,	December 31,
	2023	2022
Total assets	-	141,618
Total liabilities	-	—

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. VIEs, for which the Company and its subsidiaries are the primary beneficiaries, are also included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

(c) Foreign Currency

The Company maintains its books and record in its local currency, the Japanese YEN (“JPY”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in other income (expenses) in the consolidated statements of operations and comprehensive income (loss).

The reporting currency of the Company is the United States Dollars (“US$” or “$”), and the accompanying consolidated financial statements have been expressed in US$. In accordance with Accounting Standards Codification (“ASC”) Topic 830-30, “Translations of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the reporting period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive income (loss) within the statements of changes in shareholders’ equity.

F-8

Translation of amounts from local currency of the Company into US$1 has been made at the following exchange rates:

	December 31, 2023	December 31, 2022
Current JPY: US$1 exchange rate	140.92	131.81
Average JPY: US$1 exchange rate	140.50	131.46

(d) Noncontrolling Interests

Noncontrolling interests in the consolidated balance sheets represent the portion of the equity in the subsidiary and VIEs not attributable, directly or indirectly, to the Company. The portion of the income or loss applicable to the noncontrolling interests in subsidiaries and VIEs is also separately reflected in the consolidated statements of operations and comprehensive income (loss).

(e) Use of Estimates

In preparing the consolidated financial statements in conformity U.S. GAAP, the management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the net realizable value of solar power generation facilities inventories, impairment of real estate properties inventories, purchase price allocation of acquired real estates, useful lives of property and equipment and intangible assets, impairment of long-lived assets, valuation allowance of deferred tax assets, uncertain income tax positions, implicit interest rate of operating and finance leases and purchase price allocation with respect to business combination. Actual results could differ from those estimates.

(f) Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and noncontrolling interests, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Consideration transferred in a business combination is measured at the fair value as of the date of acquisition. Where the consideration in an acquisition includes contingent consideration, and the payment of which depends on the achievement of certain specified conditions post-acquisition, the contingent consideration is recognized and measured at its fair value at the acquisition date and is recorded as a liability. It is subsequently carried at fair value with changes in fair value reflected in earnings.

In a business combination achieved in stages, the Company remeasures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the remeasurement gain or loss, if any, is recognized in the consolidated statements of operations and comprehensive income (loss).

Fair value is determined based upon the guidance of the ASC Topic 820, “Fair Value Measurements and Disclosures”, and generally are determined using Level 2 inputs and Level 3 inputs. The determination of fair value involves the use of significant judgments and estimates. The Company utilizes the assistance of third-party valuation appraisers to determine the fair value as of the date of acquisition.

(g) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits in banks and other financial institutions that are unrestricted as to withdrawal or use, and which have original maturities of three months or less. The Company maintains all its bank accounts in Japan. Cash balances in bank accounts in Japan are insured by the Deposit Insurance Corporation of Japan subject to certain limitations.

F-9

(h) Restricted Cash

Restricted cash represents cash pledged to financial institutions as collateral for the Company’s bank loans, and cash deposits in banks that are restricted as to withdrawal or usage according to certain agreements with customers or with investors of crowdfunding projects. The restricted cash is not available for withdrawal or the Company’s general use until after the corresponding bank loans are repaid, or the performance obligation is satisfied. Restricted cash is classified as either current or non-current based on when the funds will be released in accordance with the terms of the respective agreements.

(i) Term Deposits

Term deposits consist of deposits placed with financial institutions with original maturities of greater than three months.

(j) Accounts Receivable

Accounts receivable represents the Company’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). The Company’s accounts receivable balances are unsecured, bear no interest and are due within one year from the date of the sale. Accounts receivable balances are written off after all collection efforts have ceased.

(k) Inventories

Our inventories mainly consist of real estate properties inventories and solar power generation facilities inventories.

Real estate properties inventories include real estate properties held for sale and real estate properties under renovation, the vast majority of which are expected to be completed and sold within one year of the balance sheet date. Real estate properties are recorded at the lower of cost or fair value less cost to sell. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. Real estate properties under renovation are carried at cost less impairment, as applicable. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

The cost basis of the real estate properties inventories includes all direct acquisition costs including but not limited to the property purchase price, renovation costs, certain amenities, capitalized interest, capitalized real estate taxes and other costs. Interests and real estate taxes are not capitalized unless active renovation is underway. When acquiring real estate with existing buildings, we allocate the purchase price between land, building and intangibles related to in-place leases, if any, based on their relative fair values.

When the Board of Directors decides to retain real estate properties originally classified as inventories for a long-term period to generate rental income, these properties are reclassified to property and equipment. A real estate property that is reclassified is measured and recorded individually at the lower of (a) its carrying amount adjusted for any depreciation expense that would have been recognized had the real estate property been continuously classified as held for lease or (b) the fair value at the date of the decision not to sell. During the years ended December 31, 2023 and 2022, the Company reclassified real estate properties inventories of nil and $339,873 to property and equipment, respectively. The classification of cash flows associated with the purchase and sale of real estate properties is based on the activity that is likely to be the predominant source or use of cash flows for the properties. Accordingly, the Company presents payment made to acquire the real estate properties that are expected to be leased to customers and the related cash flows from rental revenue as investing activities in the consolidated statements of cash flows. The cash proceeds received from the sale of such real estate properties, if any, are included in investing activities. Payments made to acquire the real estate properties that are expected to be sold to customers and the related cash proceeds from the sale of such properties are presented as operating activities in the consolidated statements of cash flows.

Solar power generation facilities inventories represent solar power generation facilities held for sale, which are stated at the lower of cost and net realizable value. If an asset’s fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset. The cost basis of solar power generation facilities inventories primarily includes acquisition costs. The amount of the impairment loss, if any, is calculated as the excess of the asset’s carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

F-10

(l) Investments

Investments in equity securities with readily determinable fair values

We hold investments in equity securities of publicly listed companies, for which we do not have significant influence. Investments in equity securities with readily determinable fair values are measured at fair value and any changes in fair value are recognized in other income (expenses).

Investments in funds that report net asset value (“NAV”) per share

We hold investments in Japanese pooled funds. These funds are generally readily redeemable at their net asset values. The fair value of investment funds is measured at their net asset values per share (or its equivalent) as a practical expedient.

Investments in privately held companies and organizations that do not report NAV per share

Investments in privately held entities that do not report NAV per share are accounted for using a measurement alternative, under which these investments are measured at cost, adjusted for observable price changes and impairments, with changes recognized in other income (expenses).

Investment income/loss recognition and classification

We recognize both realized and unrealized gains and losses in our consolidated statements of operations and comprehensive income (loss), classified with other income (expenses). Unrealized gains and losses represent:

(1)	fair value changes for investments in equity securities with readily determinable fair value;
(2)	changes in NAV as a practical expedient to estimate fair value for investments in funds that report NAV per share; and
(3)	observable price changes for investments in privately held entities that do not report NAV per share.

Realized gains and losses on our investments represent the difference between proceeds received upon disposition of investments and their historical or adjusted cost. Impairments are realized losses, which result in an adjusted cost, and represent charges to reduce the carrying values of investments in privately held entities that do not report NAV per share and equity method investments, if impairments are deemed other than temporary, to their estimated fair value.

As of December 31, 2023 and 2022, long-term investments consisted of the following:

	December 31,	December 31,
	2023	2022
Investments in public entities with readily determinable fair value	2,993	-
Investments in funds that report NAV per share	71,978	72,588
Investments in private entities or organizations that do not report NAV per share:
Entities or organizations without observable price changes	1,072	38,768
Total	76,043	111,356

Realized and unrealized gain or loss on long-term investments, which were included in other income (expenses), were as follows:

	For the Years Ended December 31,
	2023	2022
Realized gain (loss)	(945)	(177)
Unrealized gain (loss)	4,342	(3,111)
Total	3,397	(3,288)

F-11

(m) Property and Equipment, Net

Property and equipment, including real estate properties held for lease, are measured using the cost model and stated at cost less accumulated depreciation. Acquisition cost includes mainly the costs directly attributable to the acquisition and the initial estimated dismantlement, removal, and restoration costs associated with the assets. Depreciation is calculated using the straight-line and declining methods over the estimated useful lives, as more details follow. Depreciation is included in cost of revenues and selling, general and administrative expenses and is allocated based on estimated usage for each class of asset.

	Depreciation Method	Useful Life
Buildings, including buildings held for lease	Straight-line method	17 – 25 years
Facilities attached to buildings	Straight-line or declining balance method	3 – 15 years
Tool, furniture, and fixtures	Declining balance method	5 – 8 years
Office equipment	Straight-line method	3 years
Land	Not depreciated	-
Software*	Straight-line method	5 years
Software under development**	Not depreciated	-

*	Represents software that is non-detachable to the hardware.
**	Represents software developed or obtained for internal use. The Company capitalizes direct external costs associated with developing or obtaining internal-use software, including but not limited to professional fees for consultants who are directly associated with the development. Costs associated with preliminary project stage activities, training, maintenance, and all other post-implementation stage activities are expensed as incurred and are recorded in selling, general and administrative expenses. Capitalized costs related to internal-use software under development are treated as construction-in-progress until the program, feature or functionality is ready for its intended use, at which time amortization commences.

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value of the item disposed and proceeds realized thereon. The classification of cash flows associated with the purchase and sale of real estate properties is based on the activity that is likely to be the predominant source or use of cash flows for the properties.

(n) Intangible Assets, Net

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets. Acquired intangible assets from business combinations are recognized and measured at fair value at the time of acquisition. Those assets represent assets with finite lives and are further amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

The estimated useful lives of intangible assets are as follows:

Licenses	11 years and 1 month
Customer assets	11 years

F-12

(o) Leases

The Company determines if an arrangement is or contains a lease at inception or modification of the arrangement. An arrangement is or contains a lease if there are identified assets and the right to control the use of an identified asset is conveyed for a period in exchange for consideration. Control over the use of the identified assets means the lessee has both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset.

We classify our leases as either finance leases or operating leases if we are the lessee, or sale-type, direct financing, or operating leases if we are the lessor. We use the following criteria to determine if a lease is a finance lease (as a lessee) or sales-type or direct financing lease (as a lessor):

(i)	ownership is transferred from lessor to lessee by the end of the lease term;
(ii)	an option to purchase is reasonably certain to be exercised;
(iii)	the lease term is for the major part of the underlying asset’s remaining economic life;
(iv)	the present value of lease payments equals or exceeds substantially all of the fair value of the underlying assets; or
(v)	the underlying asset is specialized and is expected to have no alternative use at the end of the lease term.

If we meet any of the above criteria, we account for the lease as a finance, a sales-type, or a direct financing lease. If we do not meet any of the criteria, we account for the lease as an operating lease.

Lessee accounting

The Company recognizes right-of-use assets and lease liabilities for all leases other than those with a term of twelve months or less as the Company has elected to apply the short-term lease recognition exemption. Right-of-use assets represent the Company’s right to use an underlying asset for the lease term. Lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are classified and recognized at the commencement date of a lease. Lease liabilities are measured based on the present value of fixed lease payments over the lease term. Right-of-use assets consist of (i) initial measurement of the lease liability; (ii) lease payments made to the lessor at or before the commencement date less any lease incentives received; and (iii) initial direct costs incurred by the Company.

As the rates implicit on the Company’s leases for which it is the lessee are not readily determinable, the Company uses its incremental borrowing rate based on information available at the commencement date in determining the present value of lease payments. When determining the incremental borrowing rate, the Company assesses multiple variables such as lease term, collateral, economic conditions, and its creditworthiness.

From time to time, we may enter into sublease agreements with third parties. Our subleases generally do not relieve us of our primary obligations under the corresponding head lease. As a result, we account for the head lease based on the original assessment at lease inception. We determine if the sublease arrangement is either a sales-type, direct financing, or operating lease at inception of the sublease. If the total remaining lease cost on the head lease for the term of the sublease is greater than the anticipated sublease income, the right-of-use asset is assessed for impairment. Our subleases are generally operating leases and we recognize sublease income on a straight-line basis over the sublease term.

Lessor accounting – operating leases

We account for the revenue from our lease contracts by utilizing the single component accounting policy. This policy requires us to account for, by class of underlying asset, the lease component and nonlease component(s) associated with each lease as a single component if two criteria are met:

(i)	the timing and pattern of transfer of the lease component and the nonlease component(s) are the same; and
(ii)	the lease component would be classified as an operating lease if it were accounted for separately.

F-13

Lease components consist primarily of fixed rental payments, which represent scheduled rental amounts due under our leases. Nonlease components consist primarily of common area expenses.

If the lease component is the predominant component, we account for all revenues under such lease as a single component in accordance with the lease accounting standard. Conversely, if the nonlease component is the predominant component, all revenues under such lease are accounted for in accordance with the revenue recognition accounting standard. Our operating leases qualify for the single component accounting, and the lease component in each of our leases is predominant. Therefore, we account for all revenues from our operating leases under the lease accounting standard and classify these revenues as rental income.

We commence recognition of rental income related to the operating leases at the date the property is ready for its intended use by the tenant and the tenant takes possession or controls the physical use of the leased asset. Income from rentals related to fixed rental payments under operating leases is recognized on a straight-line basis over the respective operating lease terms. Amounts received currently but recognized as revenue in future periods are classified in deferred revenue in our consolidated balance sheets.

(p) Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets with finite lives, primarily property and equipment, including real estate properties held for lease, operating lease right-of-use assets, finance lease right-of-use assets and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

(q) Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net identifiable assets acquired in a business combination. In accordance with ASC Topic 350, “Intangibles – Goodwill and Others”, goodwill is subject to at least an annual assessment for impairment or more frequently if events or changes in circumstances indicate that an impairment may exist, applying a fair-value based test. Fair value is generally determined using a discounted cash flow analysis.

The changes in the carrying amount of goodwill were as follows:

Balance at January 1, 2022	$-
Addition as a result of business combinations	3,094,753
Translation adjustment	(3,182)
Balance at December 31, 2022	3,091,571
Translation adjustment	(199,860)
Balance at December 31, 2023	$2,891,711

(r) Asset Retirement Obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, renovation, and/or normal use of the long-lived assets, included in other liabilities in the consolidated balance sheets. The Company’s asset retirement obligations are primarily related to leasehold improvement of its office leases, that, at the end of the leases, are required to be returned to the landlords in their original condition. The associated estimated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and are depreciated over the shorter of the estimated useful life of the asset or the term of the lease subsequent to the initial measurement. Due to the time over which these obligations could be settled and judgement used to determine the liability, the ultimate obligation may differ from the estimate. Upon settlement, any difference between the actual cost and the estimate is recognized as a gain or loss in that period.

F-14

The following table represents changes to the Company’s asset retirement obligations liability for the periods presented:

	For the Years Ended December 31,
	2023	2022
Liability at beginning of year	$189,994	$206,640
Liabilities incurred	124,744	-
Addition in connection with business combinations	-	6,359
Accretion expense	4,176	3,108
Liabilities settled	(37,490)	-
Translation adjustment	(12,555)	(26,113)
Liability at end of year	$268,869	$189,994

(s) Revenue Recognition

The Company recognizes revenue from sales of real estate properties, sales of solar power generation facilities, providing of real estate management services and other services under ASC Topic 606, “Revenue from Contracts with Customers”.

To determine revenue recognition for contracts with customers, the Company performs the following five steps : (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation. Revenue amount represents the invoiced value, net of consumption tax and applicable local government levies, if any. The consumption tax on sales is calculated at 10% of gross sales. The Company has elected to adopt the practical expedient for incremental costs to obtain a contract with a customer, i.e. sales commissions, with amortization periods of one year or less to be recorded in selling, general and administrative expenses when incurred.

The Company recognizes revenue from rental services under ASC Topic 842, “Leases”.

The Company currently generates its revenue from the following main sources:

Revenue from sales of real estate properties

Revenue from the sales of real estate properties, mainly second-handed investment condominiums, is recognized at the point in time when title to and possession of the property has transferred to the customer or its designated recipient and the Company has no continuing involvement with the property, which is generally upon the delivery of the real estate properties, which generally coincides with the receipt of cash consideration from the customer. Our contracts with customers contain a single performance obligation and we do not provide warranties for sold real estate properties.

Revenue from rental services

Rental income is generally recognized on a straight-line basis over the terms of the tenancy agreements. For real estate leases, these contracts are treated as leases for accounting purpose, rather than contracts with customers subject to ASC Topic 606. Also see Note 2(o).

Revenue from real estate management services

Revenue from real estate management services consists of property management services, brokerage services and real estate consulting services. Property management services mainly include property management services provided to tenants or property owners with revenue recognized during the period when services are rendered. Revenue from brokerage services is earned upon closing of brokerage transaction. Real estate consulting services mainly consist of consulting services provided to customers with revenue recognized when performance obligation is satisfied.

F-15

Revenue from sales of solar power generation facilities

Revenue from the sales of solar power generation facilities is recognized at the point in time when performance obligation is satisfied, which is after the customers obtain control of the solar power generation facilities. The Company’s sales arrangements for solar power generation facilities do not contain any forms of continuing involvement that may affect the revenue recognition of the transactions, nor any variable consideration for energy performance guarantees, minimum electricity end subscription commitments.

Other revenue

Other revenue mainly consists of referral service in connection with solar power generation facilities sale and administrative service in relation to real estate properties sale. Revenues are recognized at the point in time when service is completed. The Company started its financial transaction and lending business in October 2023 by providing funds to entities or individuals who have financial needs in connection with operation of real estate business or purchase of real estate, and earning administrative income and interest income. Loan receivables in connection with the financial transaction and lending business are included in prepaid expenses and other current assets in the consolidated balance sheets. During the year ended December 31, 2023, the interest income generated from financial transaction and lending business was minimal.

Disaggregation of Revenue

	For the Years Ended December 31,
	2023	2022
Revenue from sales of real estate properties	$102,750,445	$107,870,614
Revenue from rental services	519,499	670,656
Revenue from real estate management services
Property management services	1,200,904	1,110,247
Brokerage services	916,521	28,634
Real estate consulting services	1,438,205	17,497
Revenue from sales of solar power generation facilities	1,731,865	-
Other revenue	146,170	101,441
Total	$108,703,609	$109,799,089

Changes in the Company’s deferred revenue for the years ended December 31, 2023 and 2022 were presented in the following table:

	December 31,	December 31,
	2023	2022
Deferred revenue at beginning of year	$285,041	$346,989
Net cash received in advance during the year	3,848,860	5,238,561
Revenue recognized (consumption tax included) from opening balance of deferred revenue	(249,650)	(292,073)
Revenue recognized (consumption tax included) from deferred revenue arising during current year	(3,515,057)	(4,964,680)
Translation adjustment	(18,679)	(43,756)
Deferred revenue at end of year	$350,515	$285,041

As of December 31, 2023 and 2022, and for the years then ended, substantially all of our long-lived assets and revenue generated are attributed to the Company’s operation in Japan.

F-16

(t) Cost of Revenues

Cost of revenues primarily include the real estate properties and solar power generation facilities purchase price, acquisition costs, direct costs to renovate, repair and upgrade the real estate properties, solar power generation facilities development costs, sublease costs, depreciation, direct material costs, electricity transportation costs, and salaries and related expenses for personnel directly involved in delivery of services and products to customers.

(u) Advertising Expenses

The Company expenses advertising costs as they incurred. Total advertising expenses were $177,337 and $449,218 for the years ended December 31, 2023 and 2022, respectively, and have been included as part of selling, general and administrative expenses.

(v) Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of accounts and other receivables. The Company does not require collateral or other security to support these receivables. The Company conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

Customers

For the years ended December 31, 2023 and 2022, customers accounting for 10% or more of the Company’s total revenues were as follows:

	For the Years Ended December 31,
	2023	2022
Customer A	13%	*

*Less than 10%

As of December 31, 2023 and 2022, customers accounting for 10% or more of the Company’s total current outstanding accounts receivable were as follows:

	December 31,	December 31,
	2023	2022
Customer B	92%	*

*Less than 10%

Suppliers

For the years ended December 31, 2023 and 2022, no suppliers accounted for 10% or more of the Company’s total purchases.

As of December 31, 2023 and 2022, suppliers accounting for 10% or more of the Company’s total current outstanding accounts payable were as follows:

	December 31,	December 31,
	2023	2022
Supplier A	26%	*

*Less than 10%

F-17

(w) Segment Reporting

ASC Topic 280, “Segment Reporting”, requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC Topic 280.

(x) Comprehensive Income or Loss

ASC Topic 220, “Comprehensive Income”, establishes standards for reporting and display of comprehensive income or loss, its components and accumulated balances. Comprehensive income or loss as defined includes all changes in equity during a period from non-owner sources.

(y) Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the reporting period. Diluted net income (loss) per share reflects the potential dilution that could occur if stock options and other commitments to issue common shares were exercised or equity awards vest resulting in the issuance of common shares.

(z) Stock Based Compensation

The Company accounts for stock based compensation awards in accordance with ASC Topic 718, “Compensation – Stock Compensation”. The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations and comprehensive income (loss) based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company records forfeitures as they occur.

(aa) Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC Topic 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be an entity or individual, are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operational decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

(bb) Income Taxes

Income taxes are accounted for using an asset and liability method of accounting for income taxes in accordance with ASC Topic 740, “Income Taxes”. Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current period and (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets also include the prior years’ net operating losses carried forward. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if based on the weight of the available positive and negative evidence, it is more likely than not some portion or all of the deferred tax assets will not be realized.

F-18

The Company follows ASC Topic 740, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

Under the provisions of ASC Topic 740, when tax returns are filed, it is likely that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest associated with unrecognized tax benefits is classified as interest expense and penalties are classified in other expenses in the statements of operations and comprehensive income (loss).

(cc) Fair Value Measurements

The Company performs fair value measurements in accordance with ASC Topic 820. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. An asset’s or a liability’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC Topic 820 establishes three levels of inputs that may be used to measure fair value:

●	Level 1: quoted prices in active markets for identical assets or liabilities;
●	Level 2: inputs other than Level 1 that are observable, either directly or indirectly; or
●	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

As of December 31, 2023 and 2022, the carrying values of current assets and current liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments.

Assets measured at fair value on a recurring basis as of December 31, 2023 are summarized below.

Fair Value Measurements as of December 31, 2023
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Fair Value at December 31, 2023
Long-term investments:
Marketable securities	2,993			2,993

F-19

(dd) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

The Company is involved in legal proceedings and claims in the ordinary course of business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s consolidated financial statements.

(ee) Employee Benefits

The Company sponsors defined contribution plan for its employees. Under the plan, the Company as a sponsor pays fixed contributions into an independently administrative fund and the employees also pay fixed contributions into the fund. Defined contribution retirement benefit expenses are recognized as expenses in the period when an employee renders related service.

(ff) Government Assistance

Government assistance, in the form of monetary grants, is not recognized until there is reasonable assurance that the Company will comply with the conditions of the grant and the Company will receive the grant.

Grants related to income are recognized as a reduction in related expense or recognized as other income in the period that the recognition criteria are met.

During the year ended December 31, 2022, the Company received the government grants, mainly related to encouragement of utilizing information technology, in an aggregate of $33,724, which have been included as part of other income.

(gg) Allowance for Credit Losses

The Company adopted Accounting Standards Updates (“ASU”) No. 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments on January 1, 2021.

The allowance for credit losses reflects the Company’s current estimate of credit losses expected to be incurred over the life of the accounts receivable and loan receivables. The Company considers various factors in establishing, monitoring, and adjusting its allowance for credit losses including the aging of receivables and aging trends, customer creditworthiness and specific exposures related to particular customers. The Company also monitors other risk factors and forward-looking information, such as geographical specific risks and economic factors that may affect a customer’s ability to pay in establishing and adjusting its allowance for credit losses. No allowance for credit losses was recorded as of December 31, 2023 and 2022.

(hh) Recent Accounting Pronouncements

New Accounting Pronouncements Recently Adopted

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”. This ASU clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with ASC Topic 606, “Revenue from Contracts with Customers”. This ASU is expected to improve comparability for both the recognition and measurement of acquired revenue contracts with customers at the date of and after a business combination. The new guidance is effective for public companies for annual reporting periods beginning after December 15, 2022, with early adoption permitted. The Company elected to early adopt this standard on January 1, 2021 and the adoption did not have a material impact on its consolidated financial statements.

F-20

New Accounting Pronouncements Not Yet Effective

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes (Topic 740): Improvement to Income Tax Disclosures”, to enhance the transparency and decision usefulness of income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The new guidance is effective for public business entities for annual reporting periods beginning after December 15, 2024, on a prospective basis. For all other entities, it is effective for annual reporting periods beginning after December 15, 2025, on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements and related disclosures.

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting (Topic 280): Improvement to Reportable Segment Disclosures” to improve the disclosures about reportable segments and include more detailed information about a reportable segment’s expenses. This ASU also requires that a public entity with a single reportable segment, like the Company, provide all of the disclosures required as part of the amendments and all existing disclosures required by Topic 280. The ASU should be applied retrospectively to all prior periods presented in the financial statements and is effective for public entities for annual reporting periods beginning after December 15, 2023. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the related disclosures.

NOTE 3 — INVENTORIES

Inventories consist of the following:

	December 31,	December 31,
	2023	2022
Real estate inventories
Real estate properties held for sale	1,514,994	217,276
Real estate properties under renovation	-	197,515
Subtotal	1,514,994	414,791

Solar power generation inventories
Solar power generation facilities held for sale	364,625	-
Subtotal	364,625	-
Total	1,879,619	414,791

Certain inventories were pledged to secure the Company’s loans, see Note 9.

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2023	2022
Advances to suppliers	592,734	382,454
Loan receivables (a)	461,255	-
Advances to an employee (b)	-	2,579
Others	290,617	141,757
Total	1,344,606	526,790

(a) Represent a short-term loan provided to a customer in connection with the Company’s financial transaction and lending business. The Company recognized interest income of $7,275 for the year ended December 31, 2023 based on an interest rate of 7% per annum. The principal and interest were fully collected on February 27, 2024.

(b) Represent a loan granted to an employee, for which the Company charged an interest rate of 2% per annum for the original loan period and 14.6% for the period overdue. The loan was unsecured and fully collected on February 24, 2023.

F-21

NOTE 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	December 31,	December 31,
	2023	2022
Buildings, including buildings held for lease	279,965	447,678
Facilities attached to buildings	687,242	524,568
Tools, furniture and fixture	242,781	154,793
Office equipment	3,366	1,878
Land	635,999	645,697
Software	129,298	221,799
Software under development	146,331	156,444
Subtotal	2,124,982	2,152,857
Less: accumulated depreciation	(461,858)	(474,244)
Property and equipment, net	1,663,124	1,678,613

Certain buildings were pledged to secure the Company’s loans, see Note 9.

Depreciation expense was $176,238 and $223,434 for the years ended December 31, 2023 and 2022, respectively.

NOTE 6 – INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	December 31,	December 31,
	2023	2022
Cost
Customer assets	1,015,782	1,085,987
Licenses	415,704	444,435
Subtotal	1,431,486	1,530,422
Less: accumulated amortization
Customer assets	(92,344)	-
Licenses	(62,511)	(26,733)
Subtotal	(154,855)	(26,733)
Intangible assets, net	1,276,631	1,503,689

Amortization expense was $130,239 and $26,804 for the years ended December 31, 2023 and 2022, respectively.

As of December 31, 2023, the future estimated amortization costs for intangible assets are as follows:

Estimated
Year Ended December 31,	Amortization
2024	129,851
2025	129,851
2026	129,851
2027	129,851
2028	129,851
Thereafter	627,376
Total	1,276,631

F-22

NOTE 7 — LEASES – AS A LESSEE

The Company has entered into operating leases mainly for offices, employee dormitories and sublease purpose, with terms ranging from 2 to 12 years, and finance leases for certain office equipment, with terms ranging from 2 to 7 years. The estimated effect of lease renewal and termination options, as applicable, that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right-of-use assets and lease liabilities was included in the consolidated financials.

During the year ended December 31, 2023, one operating lease was guaranteed by the Chief Executive Officer (“CEO”) of the Company, two operating leases were guaranteed by the former CEO of Chuo Kanzai and one operating lease was guaranteed by the CEO of Chuo Kanzai, respectively. During the year ended December 31, 2022, one operating lease was guaranteed by the CEO of the Company and two operating leases were guaranteed by the former CEO of Chuo Kanzai.

Operating lease expenses for lease payments are recognized on a straight-line basis over the lease term. Finance lease costs include amortization, which is recognized on a straight-line basis over the expected life of the leased assets, and interest expenses, which are recognized following an effective interest rate method. Leases with initial term of twelve months or less are not recorded on the consolidated balance sheets.

The components of lease costs are as follows:

	For the Years Ended
	December 31,
	2023	2022
Finance lease costs
Amortization of finance lease right-of-use assets	47,608	31,225
Interest on finance lease liabilities	2,160	1,829
Total finance lease costs	49,768	33,054
Operating lease costs	1,348,675	1,246,914
Short-term lease costs	3,653	-
Total lease costs	1,402,096	1,279,968

The following table presents supplemental information related to the Company’s leases:

	For the Years Ended
	December 31,
	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	2,160	1,829
Operating cash flows from operating leases	1,395,353	1,260,990
Financing cash flows from finance leases	47,001	31,254
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	2,631,305	91,768
Finance lease right-of-use assets obtained in exchange for finance lease liabilities	106,084	20,741
Remeasurement of operating lease liabilities and right-of-use assets due to lease modification	1,352	7,750

Weighted average discount rate (per annum)
Finance leases	2.20%	2.20%
Operating leases	2.20%	2.20%

Weighted average remaining lease term (years)
Finance leases	2.65	3.79
Operating leases	1.99	2.45

F-23

As of December 31, 2023, the future maturity of lease liabilities is as follows:

Years Ended December 31,	Finance Lease	Operating Lease
2024	50,341	1,267,011
2025	33,851	1,083,830
2026	24,189	33,903
2027	19,546	25,331
2028	13,700	11,582
Thereafter	2,884	-
Total undiscounted lease payments	144,511	2,421,657
Less: imputed interest	(5,946)	(127,369)
Present value of lease liabilities	138,565	2,294,288
Less: lease liabilities, current	(47,823)	(1,230,390)
Lease liabilities, non-current	90,742	1,063,898

NOTE 8 – ACCOUNTS PAYABLE, ACCRUED EXPENSES, OTHER CURRENT LIABILITIES AND OTHER LIABILITIES

Accounts payable, accrued expenses, other current liabilities and other liabilities consist of the following:

	December 31,	December 31,
	2023	2022
Accounts payable and accrued expenses:
Vendor payables	1,045,540	883,860
Withholding taxes and social insurance premiums for employees	174,592	86,304
Accrued wage payables	739,506	721,704
Miscellaneous deposits received from tenants to be remitted to other service providers	891,067	865,467
Deposits received from tenants to be remitted to property owners	352,100	393,228
Interest payables	154,306	7,569
Total accounts payable and accrued expenses	3,357,111	2,958,132

Other current liabilities:
Accrued consumption tax	145,177	178,485
Others	3,757	5,667
Total other current liabilities	148,934	184,152

Other liabilities
Deferred income tax liabilities	210,763	303,533
Asset retirement obligations	268,869	189,994
Others	12,957	30,477
Total other liabilities	492,589	524,004

F-24

NOTE 9 — SHOTR-TERM LOANS AND BOND PAYABLES, BANK AND OTHER BORROWINGS

The Company’s short-term loans and bond payables, and bank and other borrowings consist of the following:

Indebtedness	Weighted Average Interest Rate*	Weighted Average Years to Maturity*	Balance as of December 31, 2023	Balance as of December 31, 2022
Short-term loans and bond payables
Secured loans
Fixed rate loans	1.82%	0.90	538,007	189,667
Variable rate loans	3.94%	0.45	590,216	458,842
Subtotal	2.93%	0.66	1,128,223	648,509

Unsecured bond payables
Fixed rate bond	11.87%	0.34	2,469,487	-
Subtotal	11.87%	0.34	2,469,487	-

Total short-term loans and bond payables	9.07%	0.44	3,597,710	648,509

Bank and other borrowings
Secured loans
Fixed rate loans	1.59%	6.83	1,992,308	2,013,686
Variable rate loans	3.56%	12.11	2,838,085	2,762,727
Subtotal	2.75%	9.93	4,830,393	4,776,413
Unsecured loans
Fixed rate loans	0.53%	9.31	1,761,531	1,931,090
Variable rate loans	-	-	-	29,528
Subtotal	0.53%	9.31	1,761,531	1,960,618

Secured bond payables
Fixed rate bond	0.23%	2.75	125,716	179,141
Subtotal	0.23%	2.75	125,716	179,141
Unsecured bond payables
Fixed rate bond	12.61%	1.62	553,436	-
Subtotal	12.61%	1.62	553,436	-

Total bank and other borrowings	2.92%	9.02	7,271,076	6,916,172
Less: current portion			(868,912)	(888,408)
Non-current portion			6,402,164	6,027,764

*	Pertained to information for loans outstanding as of December 31, 2023.

The Company borrowed loans from various financial institutions and issued bonds for the purpose of purchasing real estate properties, and for working capital purpose.

Interest expense for short-term loans and bond payables, bank and other borrowings was $511,452 and $93,407 for the years ended December 31, 2023 and 2022, respectively.

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The pledge information for the Company’s outstanding short-term loans and bond payables, bank and other borrowings as of December 31, 2023 and 2022, consists of the following:

	December 31, 2023	December 31, 2022

Short-term loans and bond payables
Pledged by real estate inventories and buildings held for lease	1,086,952	344,435
Pledged by restricted cash (a)	-	57,052

Bank and other borrowings
Pledged by real estate inventories and buildings held for lease	2,209,601	2,457,940
Pledged by restricted cash (b)	354,811	-

(a)	As of December 31, 2023 and 2022, these loans were secured by restricted cash of nil and $37,933, respectively.
(b)	As of December 31, 2023 and 2022, these loans were secured by restricted cash of $354,811 and nil, respectively.

The guaranty information for the Company’s outstanding short-term loans and bond payables, bank and other borrowings as of December 31, 2023 and 2022, consist of the following:

	December 31, 2023	December 31, 2022

Short-term loans and bond payables
Guaranteed by CEO of the Company	-	304,074
Guaranteed by parent company and/or subsidiary within the Company’s organizational structure	283,253	-

Bank and other borrowings
Guaranteed by CEO of the Company	1,775,859	2,257,545
Guaranteed by former CEO of Chuo Kanzai	448,850	165,481
Guaranteed by parent company and/or subsidiary within the Company’s organizational structure	2,464,389	-
Co-guaranteed by the CEO and parent company and/or subsidiary within the Company’s organizational structure	-	2,276,003
Co-guaranteed by the respective bank and Tokyo Credit Guarantee Association	125,716	179,141

During the years ended December 31, 2023 and 2022, the Company entered into amended loan agreements which had prepayment options with financial institutions for certain loans. The amended terms mainly included changes of maturity dates and installment amount. The Company analyzed the amendments under ASC Topic 470 and concluded that these amendments were not considered substantially different and were accounted for as debt modifications.

As of December 31, 2023, future minimum payments for bank and other borrowings are as follows:

Principal
Years Ended December 31,	Repayment
2024	868,912
2025	1,332,258
2026	667,738
2027	614,491
2028	619,677
Thereafter	3,212,663
Total	7,315,739

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NOTE 10 – EQUITY

Common shares

No common share was issued during the years ended December 31, 2023 and 2022. All of the issued shares as of December 31, 2023 and 2022 have been paid in full.

Under the Companies Act of Japan (the “Companies Act”), issuances of common shares, including conversions of bonds and notes, are required to be credited to the common shares account for at least 50% of the proceeds and to the legal capital surplus account (“legal capital surplus”), which is included in additional paid-in capital, for the remaining amounts.

The Companies Act permits that common shares, additional paid-in capital and retained earnings can be transferred among these accounts under certain conditions upon the approval at the general meeting of shareholders. The Companies Act limits the increase of additional paid-in capital in case disposition of treasury stock and issuance of common shares are performed at the same time.

Stock split

Effective April 30, 2024, the Company approved a stock split of the Company’s issued and outstanding shares of common share, at a ratio of 1-for-20,000 (the “Stock Split”). Immediately prior to the Stock Split, there were 563 shares of common share issued and outstanding. As a result of the Stock Split, the Company has 11,260,000 shares of common share issued and outstanding. All share and per share data included within the consolidated financial statements and related footnotes have been adjusted to account for the effect of the Stock Split.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Retained earnings consist of legal reserves and accumulated earnings. The Companies Act provides that an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated and set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act. Legal reserves may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval of the General Meeting of Shareholders.

Stock-based compensation

On October 2, 2023 (the “Effective Date”), the Company entered into a services agreement (the “Service Agreement”) with HeartCore Enterprises, Inc. (“HeartCore”). Pursuant to the terms of the Service Agreement, HeartCore agreed to provide the Company certain professional services in connection with the Company’s initial public offering (the “IPO”). On the same day, the Company entered into a Common Stock Purchase Warrant Agreement (the “Warrant Agreement”) with HeartCore. The Company agreed to compensate HeartCore with cash consideration of $600,000 and the Company’s warrant (the “Warrants”) to acquire 3% of the fully diluted share capital of the Company’s common shares as of the Trigger Date (defined below), subject to adjustment as set forth in the Warrant Agreement. The Warrants vested as of the Effective Date, however, HeartCore can only exercise the Warrants in 10 years upon the Company’s successful listing on the Nasdaq Stock Market, NYSE or NYSE American, completion of a merger or other transaction with a SPAC, or the occurrence of other fundamental events defined in the Warrant Agreement (the “Trigger Date”), for an exercise price per share of $0.01, subject to adjustment as provided in the Warrant Agreement.

The Warrants were cancelled and replaced with stock acquisition rights in June 2024. See Note 14.

The Company did not recognize any stock-based compensation expense for the year ended December 31, 2023 as the performance condition of exercisability upon a successful IPO is not considered probable until it occurs.

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NOTE 11 - INCOME TAXES

The Company conducts its major businesses in Japan and is subject to tax in this jurisdiction. During the years ended December 31, 2023 and 2022, substantially all taxable income of the Company is generated in Japan. As a result of its business activities, the Company files tax returns that are subject to examination by the local tax authority. Income taxes in Japan applicable to the Company are imposed by the national, prefectural, and municipal governments, and in the aggregate resulted in an effective statutory rate of approximately 33.58% for the years ended December 31, 2023 and 2022.

For the years ended December 31, 2023 and 2022, the Company’s income tax expenses are as follows:

	For the Years Ended
	December 31,
	2023	2022
Current	193,654	204,969
Deferred	(197,570)	(38,709)
Total	(3,916)	166,260

A reconciliation of the effective income tax rates reflected in the accompanying consolidated statements of operations and comprehensive income (loss) to the Japanese statutory tax rate for the years ended December 31, 2023 and 2022 is as follows:

	For the Years Ended
	December 31,
	2023	2022
Japanese statutory tax rate	33.58%	33.58%
Effect of different statutory tax rate in Japan	(3.61%)	0.48%
Effect of entertainment expenses not deductible	(58.53%)	37.60%
Effect of tax payments and dues	40.52%	5.68%
Other adjustments	(2.06%)	(2.21%)
Effective tax rate	9.90%	75.13%

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities at December 31, 2023 and 2022 are presented below:

	December 31,	December 31,
	2023	2022
Deferred income tax assets
Revenue and expense adjustments	87,989	83,600
Fair value change on investment securities	-	1,134
Lease liabilities	813,561	427,517
Asset retirement obligations	92,897	63,525
Accrued enterprise tax	6,380	12,569
Net operating loss carryforwards	424,316	24,178
Others	35,021	312,664
Total deferred income tax assets	1,460,164	925,187

Deferred income tax liabilities
Revenue and expense adjustments	(129)	-
Fair value change on investment securities	(110)	-
Right-of-use assets	(844,444)	(450,545)
Asset retirement costs	(24,068)	(6,333)
Intangible assets acquired through business combinations	(428,692)	(504,938)
Total deferred income tax liabilities	(1,297,443)	(961,816)

Deferred income tax assets, net (included in other assets)	373,484	266,904
Deferred income tax liabilities, net (included in other liabilities)	(210,763)	(303,533)

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 The realization of deferred tax assets is dependent upon the generation of sufficient taxable income of the appropriate character in future periods. The Company regularly assesses the ability to realize its deferred tax assets and establish a valuation allowance if it is more-likely-than-not that some portion of the deferred tax assets will not be realized. The Company weighs all available positive and negative evidence, including its earnings history and results of recent operations, projected future taxable income, and tax planning strategies.

The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as the Company’s projections for growth. The adjustments of a valuation allowance against deferred tax assets may cause greater volatility in the effective tax rate in the periods in which the valuation allowance is adjusted. Based upon the level of historical taxable profit and projections for future taxable profit over the periods for which the deferred tax assets are deductible, management believes it is probable that the Company will utilize the benefits of these deferred tax assets as of December 31, 2023 and 2022. Uncertainty of estimates of future taxable profit could increase due to changes in the economic environment surrounding the Company, effects by market conditions, effects of currency fluctuations or other factors.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2022, the management considered the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest or penalties tax for the years ended December 31, 2023 and 2022. The Company does not anticipate any significant increases or decreases in unrecognized tax benefits in the next twelve months from December 31, 2023. Open tax years in Japan are five years. The Company’s Japan income tax return filed for the tax years ending from December 31, 2019 through December 31, 2023 are subject to examination by the relevant taxing authorities. The Company’s tax attributes from prior periods remain subject to adjustment.

NOTE 12 – RELATED PARTY TRANSACTIONS

The related parties had material transactions for the years ended December 31, 2023 and 2022 consist of the following:

Name of Related Party	Nature of Relationship at December 31, 2023
Yuji Sekino	CEO of the Company
RECON MARK, INC.	A company controlled by CEO of the Company

The Company borrowed $714,143 and $358,869 from RECON MARK, INC. during the years ended December 31, 2023 and 2022, respectively, and repaid the amount in full during the same respective year. The loans bore an interest rate of 2% with terms less than one year.

The Company received certain entertainment, consulting, legal and recruitment service from related party service providers and incurred selling, general and administrative expenses of $65,101 and $15,975 for the years ended December 31, 2023 and 2022, respectively. Payables due to such related party service providers amounted to $1,561 and nil as of December 31, 2023 and 2022, respectively.

Also see Note 7 and 9 for more transactions with related parties.

NOTE 13 – BUSINESS COMBINATIONS AND GOODWILL

Business combination of G.I.F.T

In April 2022, GATES Inc. completed the acquisition of 100% equity interest of G.I.F.T. The Company aimed to expand its crowdfunding business and enter into financial transaction and lending business through this acquisition. The cash purchase consideration was $1,049,352.

The purchase price allocation was determined by the Company with the assistance of a third-party valuation firm. The purchase price was allocated on the acquisition date of G.I.F.T as follows:

Cash and cash equivalents	505,711
Licenses	450,322
Other net assets	1,103
Deferred income tax liabilities, net	(151,218)
Goodwill	243,434
Total purchase consideration – G.I.F.T	1,049,352

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Business combination of Chuo Kanzai

In October 2022, GATES Inc. completed the acquisition of 100% equity interest of Chuo Kanzai. The Company aimed to expand its real estate business through this acquisition. The cash purchase consideration was $2,655,337.

The purchase price allocation was determined by the Company with the assistance of a third-party valuation firm. The purchase price was allocated on the acquisition date of Chuo Kanzai as follows:

Cash and cash equivalents	252,465
Customer assets	489,068
Deferred income tax assets, net	97,452
Bank and other borrowings	(165,481)
Other net liabilities	(36,027)
Goodwill	2,017,860
Total purchase consideration – Chuo Kanzai	2,655,337

Business combination of Future Real Estate

In October 2022, GATES Inc. completed the acquisition of 100% equity interest of Future Real Estate. The Company aimed to expand its real estate business through this acquisition. The cash purchase consideration was $1,517,336.

The purchase price allocation was determined by the Company with the assistance of a third-party valuation firm. The purchase price was allocated on the acquisition date of Future Real Estate as follows:

Cash and cash equivalents	165,802
Real estate inventories	155,686
Customer assets	596,920
Other net liabilities	(50,140)
Deferred income tax liabilities, net	(184,391)
Goodwill	833,459
Total purchase consideration – Future Real Estate	1,517,336

The results of operations, financial position and cash flows of G.I.F.T, Chuo Kanzai, and Future Real Estate have been included in the Company’s consolidated financial statements from their respective dates of acquisition.

The following unaudited pro forma information summarizes the effect of the acquisitions as if these acquisitions during the year ended December 31, 2022 had been completed as of January 1, 2022. These unaudited pro forma results do not purport to be indicative of what operating results would have been had these acquisitions actually taken place on the date indicated and may not be indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

For the year ended December 31, 2022
Pro forma net revenues	112,759,112
Pro forma net loss	(472,731)
Pro forma net loss attributable to GATES GROUP Inc.	(477,865)

The Company’s policy is to perform its annual impairment testing on goodwill for its reporting unit on December 31 of each year or more frequently if events or changes in circumstances indicate that an impairment may exist. The Company did not recognize any impairment loss on goodwill during the years ended December 31, 2023 and 2022.

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NOTE 14 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 19, 2024, which is the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as disclosed below.

During the subsequent period, the Company entered into various loans with banks and financial institutions and issued corporate bonds for working capital purpose and for the purpose of purchasing real estate properties. The Company paid off certain loans and bonds in an approximate aggregate amount of $1.9 million ahead of schedule as the pledged real estate properties were sold to customers.

In March 2024, the Company made an investment of JPY20,000,000 (approximately $0.13 million) in a corporate bond issued by a real estate company located in Japan. The corporate bond is matured on September 25, 2024 with an interest rate of 13% per annum.

On June 7, 2024, the Company entered into an Amendment No. 1 to Services Agreement with HeartCore and HeartCore Financial, Inc. (“HeartCore Financial”), whereby HeartCore transferred all the rights and obligations under the Services Agreement to HeartCore Financial.

On June 18, 2024, the Company and HeartCore entered into a Warrant Cancellation Agreement pursuant to which the Warrants originally issued on October 2, 2023 by the Company to HeartCore were immediately effectively cancelled as of the date of the Warrant Cancellation Agreement.

On June 25, 2024, the Company and HeartCore Financial entered into the 2nd stock acquisition rights allotment agreement pursuant to which the Company allotted 337,800 stock acquisition rights to HeartCore Financial in substitution for the Warrants originally issued to HeartCore on October 2, 2023. The key terms remained unchanged, except that the stock acquisition right is exercisable during the period from July 1, 2024 to June 30, 2034 at an exercise price of JPY1 under the same conditions specified in the Service Agreement.

On August 5, 2024, GATES USA Inc, a wholly owned subsidiary of the Company, was established in the State of Texas, United States. As of the date the consolidated financial statements are issued, GATES USA Inc has not commenced operations.

F-31

[_______] Common Shares

GATES GROUP Inc.

PROSPECTUS

Loop Capital Markets LLC

, 2024

Through and including               , 2024 (the 25th day after the date of this offering), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

F-32

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers.

Article 330 of the Companies Act of Japan (which we refer to as the “Companies Act”) makes the provisions of Part III, Chapter 2, Section 10 of the Civil Code of Japan applicable to the relationship between us and our directors and corporate auditors. Section 10 of the Civil Code, among other things, provides in effect that:

1.	Any director or corporate auditor of a company may demand advance payment of expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor;

2.	If a director or a corporate auditor of a company has defrayed any expenses considered necessary for the management of the affairs of such company entrusted to the director or corporate auditor, the director or corporate auditor may demand reimbursement therefor and interest thereon after the date of payment from such company;

3.	If a director or a corporate auditor has assumed an obligation necessary for the management of the affairs of such company, the director or corporate auditor may require such company to perform it in the director or corporate auditor’s place or, if it is not due, to furnish adequate security; and

4.	If a director or a corporate auditor, without any fault on the director or corporate auditor’s part, sustains damage through the management of the affairs of such company, the director or corporate auditor may demand compensation therefor from such company.

Pursuant to Articles 30 and 39 of the Articles of Incorporation of the Company and pursuant to Article 427 of the Companies Act, the Company may enter into agreements with non-executive directors and corporate auditors to limit their liability to the Company with respect to loss or damage caused by their acts stipulated in Article 423 of the Companies Act, respectively. However, the amount of such limited liability shall be the minimum liability limit stipulated by laws and regulations. Takashi Nishibori and Hironori Matsumiya are “non-executive director” under the Companies Act. Yuji Sekino (Chief Executive Officer of GATES GROUP Inc.), Takeshi Seto (Chief Financial Officer of GATES GROUP Inc.), Takahiko Nakajima are “executive” directors under the Companies Act.

In addition, our articles of incorporation include limitation of liability provisions, pursuant to which we can exempt, by resolution of our board of directors, our independent directors and corporate auditors from liabilities arising in connection with any failure to execute their respective duties in good faith or due to simple negligence (excluding gross negligence and willful misconduct), within the limits stipulated by applicable laws and regulations including Article 426, Paragraph 1 of the Companies Act.

We maintain, at our expense, a directors’ and officers’ liability insurance policy for each of our directors and corporate auditors. The policy insures each of our directors and corporate auditors against certain liabilities that they may incur in their capacity as a director or corporate auditor.

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Item 7. Recent Sales of Unregistered Securities.

Historical Common Equity Transactions

Since May 1, 2018, the Company engaged in the following unregistered stock issuances:

●	On June 25, 2024, the Company allotted 337,800 stock acquisition rights to HeartCore in exchange for services rendered as a consultant in connection with the proposed initial public offering of the Company under grants authorized by our shareholders and directors in substitution for the Warrant executed as of October 2, 2023 between the Company and HeartCore. The stock acquisition right is exercisable from July 1, 2024 to June 30, 2034 upon the condition that the IPO has been completed. The stock acquisition right has an exercise price of ¥1(US$0.01) per common share.

We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of securities.

Item 8. Exhibits and Financial Statement Schedules

(a) The following documents are filed as part of this registration statement:

Exhibit Number	Description
1.1**	Form of Underwriting Agreement

3.1**	Articles of Incorporation of GATES GROUP Inc.

5.1**	Opinion of One Asia Lawyers regarding the validity of common shares being registered

10.1**	Service Agreement, dated as of October 2, 2023, between GATES GROUP Inc. and HeartCore Enterprises, Inc.

10.2**	1st Amendment to Service Agreement, dated as of June 7, 2024, among GATES GROUP Inc., HeartCore Enterprises, Inc., and HeartCore Financial, Inc.

10.3**	2nd Stock Acquisition Rights Allotment Agreement, dated June 25, 2024, between GATES GROUP Inc. and HeartCore Financial, Inc.

21.1**	List of Subsidiaries of the GATES GROUP Inc.

23.1**	Consent of MaloneBailey, LLP

23.2**	Consent of One Asia Lawyers (included in Exhibit 5.1)

24.1**	Power of Attorney (included on the signature page of this registration statement)

107**	Filing Fee Table

*	Filed herewith.
**	To be filed upon amendment.
†	Includes management contracts and compensation plans and arrangements

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Item 9. Undertakings.

(a)	The undersigned registrant (which we refer to as the “Registrant”) hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;

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(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and

(iv)	Any other communication that is an offer in the offering made by the Registrant to the purchaser.

(b)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The Registrant hereby undertakes:

(1)	That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A under the Securities Act and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Tokyo, Japan on this 19th day of August 2024.

GATES GROUP Inc.

By:
Yuji Sekino
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Yuji Sekino as his true and lawful attorney-in-fact and agent, with the full power of substitution, for him and in his name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Chief Executive Officer and Director	August 19, 2024
Yuji Sekino	(Principal Executive Officer)

	Chief Financial Officer and Director	August 19, 2024
Takeshi Seto	(Principal Financial and Accounting Officer)

	Director	August 19, 2024
Takahiko Nakajima

	Independent Director	August 19, 2024
Takashi Nishibori

	Independent Director	August 19, 2024
Hironori Matsumiya

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America of GATES GROUP Inc., has signed this registration statement on August 19, 2024.

COGENCY GLOBAL INC.

By:
Name:	Colleen A. De Vries
Title:	Sr. Vice President on behalf of Cogency Global Inc.

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